Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF
 CATALYST PAPER CORPORATION

AND

NOTICE OF SPECIAL MEETING OF THE HOLDERS OF
PIK TOGGLE SENIOR SECURED NOTES DUE 2017 OF
 CATALYST PAPER CORPORATION

TO BE HELD ON JANUARY 17, 2017

MANAGEMENT INFORMATION CIRCULAR
With respect to a proposed
PLAN OF ARRANGEMENT CONTEMPLATING
 A RECAPITALIZATION AND PRIVATIZATION
December 14, 2016

These materials are important and require your immediate attention. They require shareholders and noteholders of Catalyst Paper Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

CATALYST PAPER CORPORATION

December 14, 2016

TO:	THE HOLDERS OF: PIK TOGGLE SENIOR SECURED NOTES DUE 2017 OF CATALYST PAPER CORPORATION ("CATALYST" OR THE "COMPANY")

AND TO:	THE HOLDERS OF: COMMON SHARES OF CATALYST

Introduction

The significant levels of the Company's debt burden and debt service costs have adversely impacted the Company's available liquidity and financial position. The Company's future viability is dependent on the renegotiation of the impending maturities of its PIK Toggle Senior Secured Notes due in 2017 (the "Notes") and its asset based loan facility ("ABL Credit Facility") and senior secured term loan (the "Existing Senior Secured Term Loan"). The current financial position and earnings projections of the Company for the next twelve months raise substantial doubt as to whether the Company will be able to pay its obligations under the ABL Credit Facility and the Existing Senior Secured Term Loan, both of which are due in July 2017, and under the Notes due in October 2017.

The reduction of both Catalyst's outstanding indebtedness and associated interest expense along with the extension of maturities of the Notes, ABL Credit Facility and the Existing Senior Secured Term Loan would provide long-term value to Catalyst's assets and operations. Catalyst is pleased to report that it has made substantial progress in its previous announcement to implement a strategy to address Catalyst's liquidity and capital structure.

Recapitalization

In the accompanying management information circular (the "Circular"), Catalyst proposes a recapitalization (the "Recapitalization") that management and the board of directors of Catalyst (the "Board") believe would achieve the objectives of reducing Catalyst's indebtedness and enhancing Catalyst's liquidity position, without adversely impacting any of Catalyst's trade vendors and other suppliers.

In general, the Recapitalization contemplates a plan of arrangement (the "Plan of Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") pursuant to which the following principal steps would occur:
(a)
the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged such that the holders of Notes (the "Noteholders") would receive their pro rata share of:

(i)
a new US$135 million secured term loan maturing five years from the effective date of the Recapitalization (the "Effective Date") and carrying interest at a rate of 12% per annum, with such interest to be paid-in-kind during the first year of the loan with the possibility thereafter of partial payment-in-kind at the option of the Company or with the consent of the lenders (the "New Secured Term Loan"), having the terms and conditions summarized under "Recapitalization - Description of the New Secured Term Loan" in the accompanying Circular;

(ii)	Common shares of Catalyst (the "Common Shares") representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization;
(b)
all accrued and unpaid interest in respect of the Notes on and after November 1, 2016 up to the Effective Date would be added to the principal amount of the New Secured Term Loan and each Noteholder would receive an additional principal amount of the New Secured Term Loan equal to its pro rata share of such accrued and unpaid interest;

(c)
all Common Shares outstanding immediately prior to the Recapitalization, other than Common Shares held by the Supporting Parties (as defined below), would be repurchased for cancellation by Catalyst for cash consideration equal to $0.50 (the "Cash Consideration") per Common Share (such step of the Plan of Arrangement referred to as the "Privatization Transaction"); and

(d)	the stated capital of the Common Shares would be reduced to $100,000, and an amount equal to the reduction of the stated capital would be credited to the contributed surplus account of the Company.
For illustration purposes, and assuming the effective date of the Recapitalization was January 24, 2017, the principal amount of the New Secured Term Loan would be US$141.6 million. This reflects the principal amount of the New Secured Term Loan and the accrual of interest under the Notes from November 1, 2016 to the Effective Date that would be converted into additional principal under the New Secured Term Loan as part of the Recapitalization.

Additionally, in connection with the Recapitalization, the Company has obtained commitments from its lenders under each of the ABL Credit Facility and the Existing Senior Secured Term Loan in order to amend its existing credit facility and term loan as follows:
(a)
the ABL Credit Facility would remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization; and

(b)
the Existing Senior Secured Term Loan would remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization.

Management of Catalyst and the Board believe that the Recapitalization would have the following benefits:
(a)	the Recapitalization would improve the Company's financial strength and liquidity and reduce its financing risk by:
(i)	extinguishing approximately US$125 million of debt;
(ii)	relieving the Company from its obligation to pay the accrued and unpaid interest on the Notes for the period up to the November 1, 2016 interest payment date, in the amount of US$14.3 million;
(iii)
allowing the Company to pay in kind all of the interest on the New Secured Term Loan during the first year following the Effective Date, with the Company's option to pay in kind up to 50% of interest for all subsequent years (or, with the consent of the lenders, all of the interest may be paid-in-kind during the second year after the Effective Date), thereby substantially reducing annual cash interest payments; and

(iv)
positioning the Company to utilize the resulting enhancement in liquidity to make investments in the Company that could enable the Company to transition from its reliance on existing product offerings to product offerings that would provide improved valued-added opportunities;

(b)
the Noteholders would hold (i) the New Secured Term Loan, which will be secured (subject to the priority rights of the lenders under the Existing Senior Secured Term Loan) by substantially all of the fixed assets and real property assets of the Company and certain of its subsidiaries, and certain other assets, as summarized under "Recapitalization - Description of the New Secured Term Loan", and (ii) an equity interest in the Company through the ownership of Common Shares;

(c)
provide Catalyst with the opportunity to pursue a viable alternative, failing which it would have been at greater risk of not repaying or refinancing certain of its debt obligations as they came due in July and October 2017, which in turn would likely have led to restructuring its debt under the Companies' Creditors Arrangement Act (Canada) and Chapter 15 of the United States Bankruptcy Code or to conducting an orderly liquidation process, either of which would have a negative impact on Catalyst and the long-term value of its assets and debt obligations; and

(d)	Catalyst's trade vendors and other suppliers would not be adversely impacted.
Additionally, management of Catalyst and the Board believe that the Privatization Transaction would have the following benefits:
(a)	the Privatization Transaction would allow the Company to substantially reduce its reporting costs; and
(b)
given that Catalyst may not be able to satisfy the continued listing requirements of the Toronto Stock Exchange following the completion of the Recapitalization, the Privatization Transaction would provide liquidity to the minority shareholders that may not otherwise be available.

Management of the Company and the Board believe that the Recapitalization represents the best alternative available to address the capital structure and liquidity needs of the Company. PricewaterhouseCoopers LLP ("PwC") has provided opinions (the "Fairness Opinions") to the Board to the effect that, as of October 31, 2016, subject to the scope of review, assumptions and limitations set forth therein, (a) the Recapitalization is fair, from a financial point of view, to the Company, the minority shareholders of the Company and the Noteholders, and (b) the Privatization Transaction is fair, from a financial point of view, to the minority shareholders of the Company. Additionally, PwC provided the Board with a formal valuation (the "Formal Valuation") pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"), which concluded that, subject to the limitations, the scope of review and the assumptions set out therein, the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that, subject to the limitations, the scope of review and the assumptions set out in the Formal Valuation, the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per share. Copies of the Fairness Opinions and Formal Valuation are appended as Appendix "F" to the Circular.

Based on a range of factors, including the terms of the Recapitalization, discussions with Catalyst's legal and financial advisors, the Fairness Opinions, the Formal Valuation and the recommendations of the independent committee of the Board, the Board has unanimously determined that the Recapitalization (including the Privatization Transaction component thereof) is in the best interests of Catalyst, and has unanimously approved the Recapitalization (including the Privatization Transaction component thereof) and authorized its submission to the holders of Common Shares (the "Shareholders") and the Noteholders and to the Supreme Court of British Columbia (the "Court") for approval. Accordingly, the Board unanimously recommends that the Shareholders and the Noteholders vote FOR the Recapitalization (and that Shareholders vote FOR the Privatization Transaction, as a step of the Recapitalization).

Shareholder and Noteholder Meetings
Shareholders and Noteholders have the opportunity to consider and vote in respect of resolutions approving the Recapitalization, which resolutions require the following majorities in order to be adopted:
(a)	at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Shareholder meeting (the "Shareholders' Meeting") voting as a single class;
(b)	at least a simple majority of the votes cast by disinterested Shareholders in accordance with the rules of the Toronto Stock Exchange;
(c)
at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101; and

(d)
at least two-thirds of the votes cast by the Noteholders present in person or represented by proxy at the Noteholder meeting (the "Noteholders' Meeting" and together with the Shareholders' Meeting, the "Meetings") voting as a single class.

Approval of the Privatization Transaction component of the Recapitalization will also be sought as a separate vote at the Shareholders' Meeting (the "Privatization Resolution"). In order to become effective, the Privatization Resolution must be approved by a separate vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and by a vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of discretionary exemptive orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws following the completion of such Privatization Transaction. If the Privatization Approval and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
If the requisite approval of the Privatization Resolution is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed as a result of the failure to obtain the discretionary exemptive orders referred to above, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
On October 30, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds (collectively, the "Supporting Parties") and the Company entered into a support agreement (the "Recapitalization Support Agreement") as amended by an amending agreement dated November 18, 2016 and an amending agreement dated December 14, 2016, in connection with the Recapitalization pursuant to which the Supporting Parties undertook to vote the Common Shares held by the Supporting Parties (representing approximately 70% of the issued and outstanding Common Shares) and to the vote the Notes held by the Supporting Parties (representing approximately 87% of the principal amount of the Notes), in each case in favor of the Recapitalization and the Privatization Transaction.

Additionally, on December 13, 2016, Stonehill Capital Management, LLC ("Stonehill"), an investment manager of certain of its managed funds, entered into a support agreement (the "Stonehill Support Agreement") with Catalyst, pursuant to which, among other things, it agreed to vote all of the Common Shares held by it, representing approximately 9.98% of the issued and outstanding Common Shares, in favor of the Recapitalization and the Privatization Transaction.

In addition to these approvals by the Shareholders and the Noteholders, completion of the Recapitalization is subject to receipt of required regulatory approvals, including the approval of the Toronto Stock Exchange and the Court, and other customary closing conditions, all of which are described in more detail in the Circular. The Company reserves the right to seek the implementation of the Recapitalization whether or not the shareholder resolutions in respect thereof are passed.

Meetings
Shareholders will be asked to vote upon the Recapitalization at a Shareholders' Meeting to be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:00 p.m. (Vancouver time). Noteholders will be asked to vote upon the Recapitalization at a Noteholders' Meeting to be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:30 p.m. (Vancouver time) (or such later time as shall immediately follow the termination of the Shareholders' Meeting).
The accompanying notices of meetings and Circular contain a detailed description of the Recapitalization and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the Circular, including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal, tax or other professional advisors.

Voting

Your vote is important regardless of the number of Common Shares that you own or the principal amount of Notes that you hold. If you are a registered Shareholder or Noteholder and are unable to be present in person at the applicable Meetings, we encourage you to vote by completing the enclosed form(s) of proxy. You should specify your choice(s) by marking the box(es) on the enclosed form(s) of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to the Company c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Meetings are adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Meetings. The deadline for the deposit of proxies may be waived by the Chair of the Meetings at his sole discretion without notice. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the applicable Meetings and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.
Registered Shareholders and Noteholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone.

If you are not registered as the holder of your Common Shares or Notes but hold your Common Shares or Notes through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Common Shares or Notes, as applicable. See the section in the accompanying Circular entitled "Information Concerning the Meeting and General Proxy Information – Advice to Beneficial Holders of Common Shares" and "Information Concerning the Meeting and General Proxy Information – Advice to Beneficial Holders of Notes" for further information on how to vote your Common Shares or Notes, respectively.

If you are a registered Shareholder we also encourage you to complete and return the enclosed Shareholder letter of transmittal together with the certificate(s) representing your Common Shares and any other required documents and instruments, to the depositary, CST Trust Company, in the enclosed return envelope in accordance with the instructions set out in the Shareholder letter of transmittal so that, if the Recapitalization and the Privatization Transaction are approved and the conditions to the Privatization Transaction are satisfied, then the Cash Consideration issuable in exchange for your Common Shares can be sent to you as soon as possible after the Recapitalization becomes effective. The letter of transmittal contains other procedural information related to the Recapitalization and should be reviewed carefully.

If you hold your Common Shares through a broker or other intermediary, please contact that broker or other intermediary for instructions and assistance in receiving the Cash Consideration issuable in exchange for your Common Shares under the Privatization Transaction.

Anticipated Effective Date

If the conditions of closing of the Recapitalization are satisfied or waived, it is anticipated that the Recapitalization will be completed and become effective on or about January 24, 2017. Completion of the Recapitalization is not conditional upon approval of the Privatization Resolution by Shareholders at the Shareholders' Meeting. The Company reserves the right to seek the implementation of the Recapitalization whether or not Shareholders adopt the shareholder resolutions in respect thereof.

Conclusion

The Board and management of Catalyst believe that it is critical that the Recapitalization (including the Privatization Transaction component thereof) be approved and implemented. The Board and management of Catalyst urge you to give serious attention to the Recapitalization and to support it in person or by proxy at the appropriate Meetings to be held on January 17, 2017. The current proposal is integral to Catalyst's objectives of normalizing Catalyst's capital structure and enhancing its liquidity.

On behalf of Catalyst, we would like to thank you for your continued support as we proceed with this important transaction.

Yours very truly,

(signed) "Joe Nemeth"
Joe Nemeth
President and Chief Executive Officer

These materials are important and require your immediate attention. They require Shareholders and Noteholders of Catalyst to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO:	THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION
NOTICE IS HEREBY GIVEN that a special meeting (the "Shareholders' Meeting") of the shareholders (the "Shareholders") of Catalyst Paper Corporation (the "Company" or "Catalyst") will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:00 p.m. Vancouver time, for the following purposes:
1.
To consider pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated December 9, 2016 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Shareholder Resolution"), the full text of which resolution is set forth in Appendix "A" to the accompanying management information circular (the "Circular"), approving a recapitalization (the "Recapitalization") of the Company pursuant to an arrangement under Section 192 of the Canada Business Corporations Act (the "CBCA");

2.
To consider pursuant to the Interim Order and, if thought advisable, to pass, with or without amendment, a special resolution (the "Privatization Resolution"), the full text of which resolution is set forth in Appendix "A" to the Circular, approving the repurchase for cancellation of the existing common shares of the Company (the "Common Shares") outstanding prior to the completion of the Recapitalization, other than those Common Shares held by certain parties as set forth in the Circular, for cash consideration of $0.50 per share (the "Privatization Transaction"), as a step of the Recapitalization. Completion of the Recapitalization is not conditional upon approval of the Privatization Resolution by Shareholders at the Shareholders' Meeting. Completion of the Privatization Transaction is conditional upon the receipt of discretionary exemptive relief orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws and such other conditions as set forth in the Circular; and

3.	To transact such other business as may properly come before the Shareholders' Meeting or any adjournment thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Recapitalization, if granted, will constitute the basis for an exemption from the registration requirement of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance by the Company of Common Shares (as defined in the Circular) in connection with the Recapitalization.
The Circular contains the full text of the Shareholder Resolution and the Privatization Resolution and provides additional information relating to the subject matter of the Shareholders' Meeting, and is deemed to form part of this Notice of Special Meeting of Shareholders.
The directors have fixed the close of business on December 9, 2016 as the record date for determining Shareholders who are entitled to attend and vote at the Shareholders' Meeting.
The quorum for the Shareholders' Meeting is at least two persons present in person, being shareholders entitled to vote thereat, or duly appointed proxy or representatives for an absent shareholder so entitled and representing in the aggregate not less than 10% of the outstanding Common Shares entitled to vote at the Shareholders' Meeting.
Subject to any further order of the Court, the votes required to pass the Shareholder Resolution is at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders' Meeting. In addition, the Shareholder Resolution must also receive disinterested Shareholder approval in accordance with the requirements of the Toronto Stock Exchange and be approved by a simple majority of the votes cast by the Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.
In addition to the approvals set out above, Shareholders will vote on the Privatization Resolution to approve the Privatization Transaction. If the Privatization Resolution is approved by a separate vote of the Shareholders at the Shareholders' Meeting, the Privatization Transaction will be included as a step in the Recapitalization. In order to become effective, the Privatization Resolution must be approved by a vote of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and be approved by a simple majority of the votes cast by the Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.

By voting in favour of the Shareholder Resolution, Shareholders will also be voting in favour of:
(a)
the issuance of Common Shares pursuant to the Recapitalization to certain funds and entities managed or controlled by Oaktree Capital Management, L.P., which will "materially affect control" of Catalyst for the purposes of Section 604(a)(i) of the TSX Company Manual by creating a new holder holding in excess of 20% of the voting securities of Catalyst upon completion of the Recapitalization;

(b)
the issuance of Common Shares pursuant to the Recapitalization to Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners L.P., as investment manager to certain of its managed funds, in each case as insiders of the Company, on the basis that the value of the consideration to be received by such insiders for the purposes of Section 604(a)(ii) of the TSX Company Manual would exceed 10% of the market capitalization of Catalyst; and

(c)
the issuance of Common Shares pursuant to the Recapitalization to Noteholders (as defined in the Circular) for the purposes of Section 607(g)(i) of the TSX Company Manual on the basis that more than 25% of the currently issued and outstanding Common Shares will be issued under the Recapitalization to Noteholders in exchange for their Notes (as defined in the Circular).

Registered shareholders who validly dissent from the Privatization Transaction, if implemented, will be entitled to be paid the fair value of their Common Shares subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement with respect to the Recapitalization. The right to dissent is described in the section in the Circular entitled "The Recapitalization - Dissenting Holders' Rights under the Privatization Transaction and Exercise thereof" and the text of the Interim Order is set forth in Appendix "E" to the Circular. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified, may result in the loss of any right of dissent.
The implementation of the Recapitalization is also subject to, among other things, (i) the approval of the Recapitalization by the holders of Notes holding at least 66⅔% of the votes cast by the Noteholders, voting at a separate meeting, (ii) approval of the Court, and (iii) entry of the U.S. Recognition Order (as defined in the Circular).
Shareholders are entitled to vote at the Shareholders' Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Shareholders' Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular.
In order to be effective, proxies must be received by CST Trust Company prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Shareholders' Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Shareholders' Meeting. The deadline for the deposit of proxies may be waived by the Chair of the Shareholders' Meeting at his sole discretion without notice.
Proxies must be delivered to CST Trust Company at c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com. Registered Shareholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone.
If a Shareholder does not hold the Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Common Shares are held to obtain a voting instruction form or a valid form of proxy. Beneficial or non-registered Shareholders should follow the instructions on the voting instruction form provided by their bank, broker or other intermediary with respect to the procedures to be followed for voting at the Shareholders' Meeting, including with respect to the time at which the Shareholder's voting instructions must be received by such bank, broker or intermediary. Please refer to the section in the Circular entitled "Information Concerning the Meeting and General Proxy Information – Advice to Beneficial Holders of Common Shares" for information on how to vote your Common Shares.

Enclosed with the accompanying Circular for use by registered Shareholders is a Shareholder Letter of Transmittal. The Shareholder Letter of Transmittal, when properly completed and duly executed and returned to CST Trust Company, together with a certificate or certificates, if any, representing Common Shares and all other required documents, will enable each registered Shareholder to obtain such Shareholder's cash consideration under the Privatization Transaction, if approved by Shareholders at the Shareholders' Meeting and the other conditions to the Privatization Transaction described in the Circular are satisfied.
DATED at Vancouver, British Columbia, this 14th day of December, 2016.

 BY ORDER OF THE BOARD OF DIRECTORS
(signed) "James Isaac"
James Isaac
 Corporate Legal Counsel and Corporate Secretary

NOTICE OF SPECIAL MEETING OF NOTEHOLDERS

TO:	THE HOLDERS OF PIK TOGGLE SENIOR SECURED NOTES DUE 2017 OF CATALYST PAPER CORPORATION
NOTICE IS HEREBY GIVEN that a special meeting (the "Noteholders' Meeting") of the holders (the "Noteholders") of PIK Toggle Senior Secured Notes due 2017 (the "Notes") of Catalyst Paper Corporation (the "Company" or "Catalyst") will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:30 p.m. Vancouver time (or such later time as shall immediately follow the termination of the special meeting of the shareholders of Catalyst), for the following purposes:
1.
To consider pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated December 9, 2016 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Noteholder Resolution"), the full text of which resolution is set forth in Appendix "B" to the accompanying management information circular (the "Circular"), approving a recapitalization (the "Recapitalization") of the Company pursuant to an arrangement under Section 192 of the Canada Business Corporations Act (the "CBCA"); and

2.	To transact such other business as may properly come before the Noteholders' Meeting or any adjournment thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Recapitalization, if granted, will constitute the basis for an exemption from the registration requirement of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance by the Company of the Common Shares (as defined in the Circular) in exchange for the Notes pursuant to the Recapitalization.
The Circular contains the full text of the Noteholder Resolution and provides additional information relating to the subject matter of the Noteholders' Meeting, including the Recapitalization, and is deemed to form part of this Notice of Noteholders' Meeting.
The record date for entitlement to notice of the Noteholders' Meeting has been set by the Court, subject to any further order of the Court, as December 9, 2016. Noteholders entitled to vote at the Noteholders' Meeting will be entitled to one vote for each US$1.00 principal amount of Notes held by them as of the record date in respect of the Noteholder Resolution and any other matters to be considered at the Noteholders' Meeting.
Noteholders will vote as a single class at the Noteholders' Meeting. Subject to any further order of the Court, the Court has set the quorum for the Noteholders' Meeting to be at least two (2) Noteholders present in person or represented by proxies in respect of the votes to be cast by Noteholders on the Noteholder Resolution.
A Noteholder may attend the Noteholders' Meeting in person or may appoint another person as proxyholder. The Noteholder form of proxy nominates Mr. Leslie T. Lederer, or, failing him, Mr. James Isaac or any such other person as he may appoint, with full power of substitution as proxyholder. A Noteholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction form received from its bank, broker or other intermediary. Persons appointed as proxyholders need not be Noteholders.
The implementation of the Recapitalization is subject to, among other things, (i) the approval of certain actions by the shareholders of Catalyst, voting at a separate meeting, (ii) the approval of the Court, and (iii) entry of the U.S. Recognition Order (as defined in the Circular).
Subject to any further order of the Court, the Noteholder Resolution must be passed by at least 66⅔% of the votes cast by the Noteholders present in person or represented by proxy at the Noteholders' Meeting. Whether or not Noteholders are able to be present at the Noteholders' Meeting, they are requested to vote following the instructions provided on the appropriate voting instruction form or proxy using one of the available methods.
In order to be effective, proxies must be received by CST Trust Company prior to 5 p.m. (Vancouver time) on January 13, 2017, or if the Noteholders' Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Noteholders' Meeting. The deadline for the deposit of proxies may be waived by the Chair of the Noteholders' Meeting at his sole discretion without notice.

Proxies must be delivered to CST Trust Company at c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com. Registered Noteholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone.
Beneficial owners of the Notes will receive a voting instruction form with the accompanying Circular which will include information regarding voting, including the time at which voting instructions must be received by the Noteholder's bank, broker or other intermediary. If no such voting instruction form is enclosed, Noteholders should promptly contact their bank, broker or other intermediary. Non-registered Noteholders should follow the instructions on the forms they receive, including with respect to the time at which the Noteholder's voting instructions must be received by such bank, broker or intermediary, and contact their bank, broker or intermediary promptly if they need assistance.
Registered Noteholders will receive further instructions on or about the Effective Time regarding the procedure for submitting documents that will be required to enable each such registered Noteholder to receive an assignment of such registered Noteholder's applicable share of the New Secured Term Loan (as defined in the Circular) and to obtain such registered Noteholder's applicable share of the Common Shares (as defined in the Circular) issuable in connection with the Recapitalization. Non-registered Noteholders should contact their bank, broker, or other intermediary after the Effective Time for instructions and assistance in receiving the New Secured Term Loan and Common Shares issuable under the Recapitalization. If Noteholders desire to receive expedited processing regarding the exchange of their Notes, such Noteholders may submit a Noteholder Information Form in the form enclosed with the accompanying Circular to Epiq Information Systems, Inc. ("Epiq") by email at registration@epiqsystems.com (with a reference to "Catalyst" included in the subject line) by no later than January 6, 2017. Noteholders electing to receive expedited processing will be required to submit certain additional information and take certain additional actions as further described in the Circular by no later than January 13, 2017.
Noteholders should submit the Noteholder Information Form enclosed and described further below at their earliest convenience for expedited processing.
DATED at Vancouver, British Columbia, this 14th day of December, 2016.

 BY ORDER OF THE BOARD OF DIRECTORS
(signed) "James Isaac"
James Isaac
 Corporate Legal Counsel and Corporate Secretary

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS CIRCULAR	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
NOTice TO SECURITYHOLDERS IN THE UNITED STATES	2
reporting currencies and accounting principles	2
PRESENTATION OF CERTAIN NON-GAAP FINANCIAL MEASURES	3
exchange rate	3
DOCUMENTS INCORPORATED BY REFERENCE	3
SUMMARY	5
GLOSSARY OF TERMS	12
INFORMATION CONCERNING THE MEETINGS AND general Proxy Information	18
The Meetings	18
Record Date	18
Purpose of the Meetings	18
Entitlement to Vote and Attend	18
Quorum and Voting Requirements	18
Solicitation of Proxies	19
Voting by Proxies and Potential Amendments to the Recapitalization	19
Advice to Beneficial Holders of Common Shares	20
Additional Information for Non-Registered Shareholders	21
Revocability of Proxies of Shareholders	21
Advice to Beneficial Holders of Notes	21
Additional Information for Non-Registered Noteholders	22
Revocability of Proxies of Noteholders	22
Principal Holders of Common Shares and Notes	22
THE RECAPITALIZATION	23
The Arrangement Agreement	23
Steps of the Recapitalization	23
The Privatization Transaction	24
Fractional Interests	24
Unaffected Obligations	24
Background to the Recapitalization	24
Preliminary Order, Lender Waivers and Chapter 15 Cases	28
Reasons for the Recapitalization	29
Formal Valuation and Fairness Opinions of PwC	29
Recommendation of the Board	30
Securityholder Approval of the Recapitalization	30
Court Approval of the Recapitalization	31
Chapter 15 Recognition Order	31
Conditions to the Completion of the Recapitalization	32
Effect of the Recapitalization	32
Recapitalization Support Agreement	32
Stonehill Support Agreement	35
Description of New Secured Term Loan	35
TSX Listing	69
Effective Date of the Recapitalization	69
Letters of Transmittal	69
Noteholder Settlement Matters	69
Cancellation of Rights of Noteholders After One Year	70
Lost Certificates	70
Cancellation of Rights of Existing Shareholders After Six Years	71
Delivery Requirements	71
Return of Certificates	71
Canadian Securities Laws Considerations	71
United States Securities Laws Considerations	74
Dissenting Holders' Rights Under The Privatization Transaction and Exercise Thereof	75
Fees, Costs and Expenses	76
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	76
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	81
INFORMATION CONCERNING CATALYST	87
Incorporation	87
Available Information	87
Catalyst Paper Corporation Background	87
Comparative Market Prices of Catalyst	87
Prior Sales of Catalyst Securities	88
Dividends or Capital Distributions	88
Ownership of Catalyst Common Shares and Notes	88
CATALYST AFTER THE RECAPITALIZATION	89
Effect of the Recapitalization on Capital Structure	89
Share Capital and TSX Listing	89
Unaudited Pro Forma Consolidated Balance Sheet	90
Principal Shareholders	93
RISK FACTORS	93
Risks Relating to the Recapitalization	94
Risks Relating to the Non-Implementation of the Recapitalization	95
Risks Relating to the Company's Common Shares	96
Risks Relating to the New Secured Term Loan	97
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	99
AUDITORS	100
AVAILABLE INFORMATION	100
LEGAL MATTERS	100
APPROVAL OF THE BOARD OF DIRECTORS	101
CONSENT OF PwC	102

APPENDICES
Appendix A – Shareholder Resolution and Privatization Resolution
Appendix B – Noteholder Resolution
Appendix C – Arrangement Agreement
Appendix D – Plan of Arrangement
Appendix E – Interim Order and Notice of Hearing of Petition
Appendix F – PwC Report
Appendix G – Section 190 of the CBCA

- i -

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at December 14, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.
No person has been authorized to give any information or to make any representation in connection with the matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Catalyst. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstance, create any implication that there has been no change in the information set forth herein since the date of this Circular.
Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular, including certain of the material incorporated by reference into this Circular, contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of applicable U.S. Securities Laws (collectively, "forward-looking statements"). These forward-looking statements are made as of the date of this Circular or as of the date of the document from which they are incorporated by reference.
Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of Catalyst regarding future events, and include, but are not limited to, statements with respect to the timing and implementation of the proposed Recapitalization and the Privatization Transaction, the anticipated benefits of the Recapitalization and the Privatization Transaction, the creation of the New Secured Term Loan, future capital structure, debt levels and annual interest costs, improved liquidity, future ownership of shares in the capital of Catalyst, availability of cash flow to fund capital requirements and the timing and amount of estimated future operations. Material factors and assumptions upon which such forward-looking statements are based include: that the required approvals will be obtained from the Securityholders; that all required third party, court, regulatory and governmental approvals for the Recapitalization will be obtained; that all other conditions to the completion of the Recapitalization will be satisfied or waived; that the future business operations and prospects of Catalyst will be consistent with Catalyst's current expectations; and that the benefits of the Recapitalization and the Privatization Transaction will be realized. These assumptions are based on factors and events that are not within the control of Catalyst and there is no assurance they will prove to be correct.
In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "potential", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "will", "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Catalyst to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A variety of material factors could negatively impact the market price of the Common Shares and the Notes, and Catalyst's future business and financial results, including, among others: general economic conditions in Canada and the U.S.; changes to market pricing of the products that Catalyst produces; the uncertainty of Catalyst's ability to attract credit or other capital and the adequacy of Catalyst's liquidity; currency and interest rate fluctuations; the failure to obtain third party consents and approvals when required; stock market volatility; failure to complete the Recapitalization; those risks described under the headings "Risk Factors" in this Circular; and any other risk factors detailed from time to time in Catalyst's interim and annual consolidated financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com and/or on EDGAR at www.sec.gov/edgar/. Although Catalyst has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Catalyst provides no assurances that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Catalyst does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
THE RECAPITALIZATION AND THE SECURITIES TO BE ISSUED IN CONNECTION THEREWITH HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE RECAPITALIZATION OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Offers and sales of the Common Shares to be issued pursuant to the Recapitalization have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) Exemption and/or other available exemptions. Such exemption contemplates the approval of the Court, which will consider, among other things, the procedural and substantive fairness of the Recapitalization to the Noteholders as further described in this Circular under the headings "Court Approval of the Recapitalization". In addition, such offers and sales may be subject to certain U.S. state laws relating to the offer and sale of securities in particular states of the United States, including exemptions therefrom, commonly referred to as "state blue-sky" laws. See "The Recapitalization – United States Securities Laws Considerations" for more information. The fraud and non-disclosure provisions of the U.S. Securities Act and the U.S. Exchange Act may apply to offers and sales deemed to be made to Shareholders and Noteholders residing in the United States or otherwise entitled to the protection of U.S. Securities Laws, notwithstanding the availability of exemptions from registration under U.S. federal securities and state blue-sky laws.
The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.
Information concerning the operations of Catalyst has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of United States Securities Laws.
Securityholders who are resident in, or citizens of, the United States are advised to consult their own tax advisors to determine the particular United States tax consequences to them of the Recapitalization and the Privatization Transaction in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction. Such United States tax consequences may not be described fully herein. See "Certain U.S. Federal Income Tax Considerations" for more information.
The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Catalyst is incorporated outside the United States, that some of its officers and directors and the experts named herein are residents of a country other than the United States and that some or all of the assets of Catalyst and the aforementioned persons are located outside the United States. As a result, it may be difficult or impossible for Securityholders to effect service of process within the United States upon Catalyst, their officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. federal Securities Laws or "blue-sky" laws or any fraud provisions of any state within the United States. In addition, Securityholders should not assume that the courts of Canada (a) would allow them to sue Catalyst, its officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. federal Securities Laws or "blue-sky" laws or any fraud provisions of any state within the United States, or (c) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. federal Securities Laws or "blue-sky" laws or any fraud provisions of any state within the United States.
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
Unless otherwise indicated, all references in this Circular to "$" refer to Canadian dollars and references to "US$" refer to United States dollars.
In this Circular, unless otherwise stated, all references to percentages of Common Shares are expressed on an non-diluted basis and on the assumption that no issued and outstanding securities convertible into or exchangeable for Common Shares have been converted or exchanged subsequent to December 14, 2016.
The financial information contained or incorporated by reference in this Circular has been prepared in accordance with generally accepted accounting principles in the United States.

PRESENTATION OF CERTAIN NON-GAAP FINANCIAL MEASURES
Readers are cautioned that the documents incorporated by reference in this Circular contain the terms adjusted EBITDA, adjusted EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, free cash flow and cash flows provided (used) by operations before changes in non-cash working capital. These terms are not defined by the financial measures used by Catalyst to prepare its financial statements and are referred to as non-GAAP measures. These non-GAAP measures should not be considered an alternative to, or more meaningful than measures determined in accordance with GAAP as an indicator of Catalyst's performance. The measures referenced above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. Such measures have been described and presented in this Circular in order to provide readers with additional information regarding Catalyst's liquidity and its ability to generate funds to finance its operations. See the Company's Management's Discussion and Analysis of the financial conditions and results of operations of Catalyst for the three and nine months ended September 30, 2016, incorporated by reference into this Circular, for a reconciliation of net earnings (loss) to adjusted EBITDA and adjusted EBITDA before specific items, a reconciliation of net earnings (loss) to net earnings (loss) before specific items and net earnings (loss) per share before specific items and a reconciliation of cash provided (used) by operating activities and cash provided (used) by investing activities to free cash flow.
EXCHANGE RATE
The following table sets out, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during that period, and the exchange rate at the end of the period, in each case, based on the Bank of Canada noon spot rate of exchange.
		Year ended December 31
	Month ended November 30, 2016	2015	2014	2013
High	$1.3582	$1.4004	$1.1643	$1.0697
Low	$1.3337	$1.1680	$1.0614	$0.9839
Average Rate for Period	$1.3438	$1.2787	$1.1045	$1.0299
Rate at End of Period	$1.3426	$1.3840	$1.1601	$1.0636
On December 13, 2016, the exchange rate for one United States dollar expressed in Canadian dollars was $1.3120, based on the Bank of Canada noon spot rate of exchange.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Circular from documents filed by Catalyst with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Legal Counsel and Corporate Secretary of Catalyst at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.
The following documents of Catalyst, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:
(a)	the Annual Report on Form 20-F for the year ended December 31, 2015 dated March 31, 2016;
(b)	the audited consolidated financial statements for the years ended December 31, 2015 and 2014 and related notes, together with the auditors' report thereon;
(c)	the Management's Discussion and Analysis of the financial conditions and results of operations for the years ended December 31, 2015 and 2014;
(d)	the unaudited interim financial statements for the three and nine months ended September 30, 2016;
(e)	the Management's Discussion and Analysis of the financial conditions and results of operations for the three and nine months ended September 30, 2016;
(f)	the Management Information Circular dated March 14, 2016 with respect to the annual meeting of the Shareholders held on May 10, 2016; and
(g)	the Material Change Report dated November 9, 2016 relating to the announcement of the execution of the Recapitalization Support Agreement.

Any annual information form or annual report on Form 20-F, annual or interim financial statement and related management's discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority filed by Catalyst with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Circular, as well as any document so filed by Catalyst which expressly states it is to be incorporated by reference into this Circular. These documents will be available on SEDAR, which can be accessed at www.sedar.com.
Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

SUMMARY
The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out herein.

Date, Time and Place of Meetings
The Shareholders' Meeting will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:00 p.m. (Vancouver time).
The Noteholders' Meeting will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:30 p.m. (Vancouver time) (or such later time as shall immediately follow the termination of the Shareholders' Meeting).

The Record Date	The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meetings is as of the close of business on December 9, 2016.
Purpose of the Meetings
At the Meetings, Securityholders will be asked to consider and, if deemed advisable, to pass, the Recapitalization Resolutions approving the Recapitalization. The full texts of the Shareholder Resolution and the Privatization Resolution are set out in Appendix "A" to this Circular and the full text of the Noteholder Resolution is set out in Appendix "B" to this Circular. Completion of the Recapitalization is not conditional upon approval of the Privatization Resolution by Shareholders at the Shareholders' Meeting. The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is passed.

The Recapitalization
The purpose of the Recapitalization is to significantly reduce Catalyst's debt and enhance Catalyst's liquidity position, without adversely impacting any of Catalyst's trade vendors. The Recapitalization contemplates an arrangement under the CBCA pursuant to which the following steps will occur:
(a) the Notes and the November 2016 Accrued Interest will be exchanged such that the Noteholders will receive from Catalyst their pro rata share of:
• the principal amount of the New Secured Term Loan, having the terms and conditions further described under "Recapitalization - Description of the New Secured Term Loan" in this Circular; and
• Common Shares representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization;
(b) each Noteholder will receive from Catalyst, as payment-in-kind of the Post‑November 2016 Accrued Interest, an additional principal amount of the New Secured Term Loan, based on each Noteholder's pro rata share of the Post‑November 2016 Accrued Interest;
(c) the Notes, the Indenture and all obligations and entitlements related thereto (other than obligations that expressly survive the termination of the Indenture pursuant to Section 12.02(e) thereof) shall be irrevocably and finally settled, terminated, extinguished, cancelled, and satisfied and discharged, as applicable, the whole without the need of any further payment or otherwise, and the Note Trustees shall be discharged and released under the Indenture, the Notes and all related agreements;
(d) all Common Shares outstanding immediately before the Recapitalization (other than Common Shares held by the Supporting Parties) will be repurchased for cancellation by Catalyst for cash consideration equal to $0.50 per Common Share (the "Cash Consideration") (such step of the Plan of Arrangement referred to as the "Privatization Transaction"); and
(e) the stated capital of the Common Shares will be reduced to $100,000 and an amount equal to the reduction of the stated capital will be credited to the contributed surplus account of Catalyst.
If the Privatization Transaction is not completed for any reason, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders holding Common Shares immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
Additionally, in connection with the Recapitalization, the Company has obtained commitments from its lenders in order to amend its credit facilities as follows:
(a) the ABL Credit Facility would remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date thereunder to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization; and
(b) the Existing Senior Secured Term Loan would remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date thereunder to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization.
See "The Recapitalization – Steps of the Recapitalization" in this Circular.

Reasons for the Recapitalization
The significant levels of the Company's debt burden and debt service costs have adversely impacted the Company's available liquidity and financial position. The Company's future viability is dependent on the renegotiation of the impending maturities of its Notes and its ABL Credit Facility and Existing Senior Secured Term Loan. The current financial position and earnings projections of the Company for the next twelve months raise substantial doubt as to whether the Company will be able to pay its obligations under the ABL Credit Facility and the Existing Senior Secured Term Loan, both of which are due in July 2017, and under the Notes due in October 2017.
In the course of its evaluation of the Recapitalization, the Board consulted with financial and legal advisors, received the Fairness Opinions and Formal Valuation from PwC, and considered a number of factors including, among others, the following:
• the current level of indebtedness of Catalyst and its ability to execute its business plan and service its outstanding indebtedness;
• the ability of the Recapitalization to substantially reduce Catalyst's outstanding indebtedness and its annual cash interest payments and extend the maturity date of Catalyst's debt, allowing Catalyst to focus on its strategic initiatives;
• the consequence of Catalyst not having sufficient liquidity to refinance its debt as it matures in July and October 2017, and the likely result, in the absence of the implementation of the Recapitalization, of filings under the CCAA and parallel filings under Chapter 15 of the U.S. Bankruptcy Code or, in the absence of a restructuring under such filings, an orderly liquidation process, either of which would have a negative impact on Catalyst and the long-term value of Catalyst's assets and debt obligations;
• the Recapitalization would not adversely impact any amounts owing to Catalyst's vendors or affect any of Catalyst's contractual relationships with its trade vendors, resulting in minimal, if any, disruption to Catalyst's ongoing operations;
• the support for the Recapitalization and the Privatization Transaction by the Supporting Parties holding approximately 70% of the issued and outstanding Common Shares and approximately 87% of the principal amount of the Notes;
• the support for the Recapitalization and the Privatization Transaction by Stonehill which holds approximately 9.98% of the outstanding Common Shares; and
• the lack of currently feasible and available alternatives to the Recapitalization.
See "The Recapitalization - Reasons for the Recapitalization" in this Circular.

Fairness Opinions and Formal Valuation of PwC
Subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the Fairness Opinions, PwC has concluded that, as of October 31, 2016, the Recapitalization is fair, from a financial point of view, to Catalyst, to the Minority Shareholders and the Noteholders, and the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders.
The Formal Valuation prepared by PwC concluded that, subject to the limitations, the scope of review and the assumptions set out in the PwC Opinions, the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that, subject to the limitations, the scope of review and the assumptions set out in the PwC Opinions, the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per share.
See Appendix "F" to this Circular for a full copy of the PwC Report.

Recommendation of the Board with respect to the Recapitalization
The Company believes that the Recapitalization (including the Privatization Transaction component thereof) represents the best available alternative to address the capital structure and liquidity needs of the Company.
Based on a range of factors, including the terms of the Recapitalization, discussions with Catalyst's legal and financial advisors, the Fairness Opinions, the Formal Valuation and the recommendations of the Independent Committee, the Board has unanimously determined that the Recapitalization (including the Privatization Transaction component thereof) is in the best interests of Catalyst, and has unanimously approved the Recapitalization (including the Privatization Transaction component thereof) and authorized its submission to the Shareholders and Noteholders and to the Court for approval. Accordingly, the Board unanimously recommends that the Shareholders and the Noteholders vote FOR the Recapitalization (and that Shareholders vote FOR the Privatization Transaction, as a step of the Recapitalization).
See "The Recapitalization - Recommendation of the Board" in this Circular.

Securityholder Approvals
In order for the Recapitalization Resolutions to be adopted, they must be approved by:
(a) at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class;
(b) at least a simple majority of the votes cast by disinterested shareholders in accordance with the rules of the Toronto Stock Exchange;
(c) at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101; and
(d) at least two-thirds of the votes cast by the Noteholders present in person or represented by proxy at the Noteholders' Meeting voting as a single class.
In addition to the approvals set out above, Shareholders will vote together as a single class on the Privatization Resolution to approve the Privatization Transaction. If the Privatization Resolution is approved by a separate vote of the Shareholders at the Shareholders' Meeting, the Privatization Transaction will be included as a step in the Plan of Arrangement. In order to become effective, the Privatization Resolution must be approved by (i) a separate vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and (ii) at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101.
If the Privatization Approval is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed for any other reason, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
See "The Recapitalization – Securityholder Approval of the Recapitalization" in this Circular.

Conditions to Completion of the Recapitalization
The implementation of the Recapitalization is subject to a number of conditions being satisfied at or before the Effective Time, including, but not limited to, the following:
• the approval and adoption of the Shareholder Resolution and Noteholder Resolution at the Meetings in accordance with the Interim Order;
• the Final Order and the U.S. Recognition Order having been obtained, and none of the Interim Order, Final Order or U.S. Recognition Order having been set aside, reversed or modified in a manner unacceptable to Catalyst or the Supporting Parties, each acting reasonably, on appeal or otherwise;
• the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments shall have been completed, be implemented and become effective concurrently with the implementation of the Plan of Arrangement;
• Catalyst having obtained the approval of the TSX to the Recapitalization;
• the conditions precedent to the New Secured Term Loan shall have been satisfied or waived by the relevant parties;
• no Governmental Entity having enacted, issued, promulgated, enforced or entered any law or order which is then in effect and that has the effect of making the Recapitalization illegal or otherwise preventing or prohibiting consummation of the Recapitalization; and
• Catalyst shall have paid all Note Trustees Fees in full in cash.
The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
See "The Recapitalization – Conditions to the Completion of the Recapitalization" in this Circular.
The Recapitalization Support Agreement also contains a number of conditions that must be satisfied prior to implementation of the Recapitalization. See "The Recapitalization – Recapitalization Support Agreement".

TSX Listing, Reporting Issuer Status and Effect of Recapitalization and Privatization Transaction
Application has been made to the TSX to approve the Recapitalization and to list the Common Shares issuable in connection with the Recapitalization in the event that the Privatization Approval is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed as a result of a failure to obtain the Privatization Orders. TSX approval will be subject to the Company fulfilling all of the continued listing requirements of the TSX. There is substantial doubt that such continued listing requirements will be satisfied in connection with or following the completion of the Recapitalization. If Catalyst is unable to satisfy the continued listing requirements of the TSX following completion of the Recapitalization, the Common Shares may be delisted from the TSX and no liquid market may exist for the Common Shares.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of relevant discretionary exemptive orders (being the Privatization Orders) from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian Securities Laws following the completion of such Privatization Transaction. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
If the Recapitalization and the Privatization Transaction are completed, the Common Shares will be delisted from the TSX and Catalyst will cease being a reporting issuer under applicable Canadian Securities Laws. In the event that the Privatization Transaction is completed and Catalyst ceases to be a reporting issuer pursuant to the Privatization Orders, the Common Shares issued under the Plan of Arrangement will be subject to certain resale restrictions under applicable Canadian Securities Laws. See “Canadian Securities Laws Considerations”.
In the event that, as of the Effective Date, the Privatization Approval has been received but the Privatization Orders have not yet been issued, the Cash Consideration shall be (i) deposited, in trust, with an agent authorized to disburse such funds to the applicable Shareholders and (ii) either (A) disbursed to the applicable Shareholders as soon as practicable following receipt of the Privatization Orders in which case the Common Shares being repurchased under the Privatization Transaction shall then be cancelled, or (B) if the Privatization Orders are not received by March 31, 2017, returned to Catalyst, in which case such Common Shares shall be returned to the applicable shareholders.

Settlement Matters - Shareholders
Prior to the Effective Time, the Supporting Parties are required to cause any Common Shares held by such Supporting Parties to be removed from registration under DTC.
A Shareholder Letter of Transmittal is enclosed with this Circular for use by registered Shareholders (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) for the purpose of the surrender of certificate(s) representing Common Shares. The details for the surrender of share certificate(s) to CST Trust Company and the addresses of CST Trust Company are set out in the Shareholder Letter of Transmittal.
Provided that a Shareholder (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) has delivered and surrendered to CST Trust Company all share certificate(s), together with a Shareholder Letter of Transmittal properly completed and executed in accordance with the instructions of such Shareholder Letter of Transmittal, and any additional documents as CST Trust Company may reasonably require, the Shareholder will be entitled to receive the aggregate Cash Consideration for the Common Shares, if the Recapitalization is completed and the Privatization Approval and the Privatization Orders are obtained.
The Shareholder Letter of Transmittal is for use by registered Shareholders (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) only and is not to be used by non-registered Shareholders. The exchange of Common Shares for the Cash Consideration, if the Recapitalization is completed and the Privatization Approval and the Privatization Orders are obtained, in respect of non-registered holders (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization), is expected to be made with the non-registered holders' intermediary (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between CDS & Co. and such nominee. Non-registered holders should contact their nominee if they have any questions regarding this process and to arrange for their intermediary to complete the necessary steps to ensure that they receive the Cash Consideration for their Common Shares.
No interest will accrue on the Cash Consideration payable in connection with the Privatization Transaction or be paid by Catalyst or the Depositary to holders of Common Shares, regardless of any delay in making such payment.
See "Information Concerning the Meetings and General Proxy Information" in this Circular.

Settlement Matters – Noteholders
Noteholders should submit the Noteholder Information Form enclosed and described further below at their earliest convenience for expedited processing.
A Noteholder Information Form is enclosed with this Circular for use by registered Noteholders for the purpose of receiving expedited processing of the settlement of Notes in connection with the Recapitalization. The e-mail address of Epiq is set out in the Noteholder Information Form. Upon submission of a completed Noteholder Information Form to Epiq, Epiq will provide to such Noteholder such information forms and instructions as are required (a) by the Transfer Agent for the purpose of registering such Noteholder as a holder of the Common Shares to be issued to such Noteholder in connection with the Recapitalization ("Transfer Agent Submissions") and (b) to be submitted to the New Secured Term Loan Agent, in order for such Noteholder to be registered as a lender in accordance with the terms of the New Secured Term Loan Agreement (the "Administrative Agent Submissions").
Provided that a registered Noteholder has (a) submitted its Noteholder Information Form to Epiq no later than January 6, 2017 and (b) submitted all Transfer Agent Submissions and Administrative Agent Submissions no later than January 13, 2017, including, without limitation, an original counterpart signature page to the New Secured Term Loan Agreement (all Noteholders who satisfy the preceding conditions are referred to as "Expedited Track Noteholders" and those Noteholders do not satisfy the preceding conditions are referred to as "Ordinary Track Noteholders"), then, at or as soon as practicable after the Effective Time, (x) the Transfer Agent will record a book-entry issuance of Common Shares to such registered Noteholder and (y) such registered Noteholder will be registered as a lender under the New Secured Term Loan Agreement for the applicable principal amount as determined in the Recapitalization.
At or as soon as practicable after the Effective Time, (a) the Company will direct the Transfer Agent to issue in reserve the full amount of Common Shares issuable in the Recapitalization to the Ordinary Track Noteholders and (b) Echelon shall enter into the New Secured Term Loan Agreement as a registered lender, solely in its capacity as trustee and nominee on behalf and for the benefit of the Ordinary Track Noteholders, for the aggregate principal amount of the New Secured Term Loan allocable to all such Ordinary Track Noteholders in the Recapitalization.
After the Effective Time, Epiq will contact each registered Ordinary Track Noteholder to provide such information forms and instructions as are required (a) for the Transfer Agent Submissions, (b) for the Administrative Agent Submissions and (c) to be submitted to Echelon in order for Echelon to enter into an assignment and assumption agreement with such Ordinary Track Noteholder to convey to such Ordinary Track Noteholder the applicable principal amount and any accrued interest with respect to such principal amount of the New Secured Term Loan (the "Echelon Submissions"). Non-registered Noteholders are expected to contact such non-registered Noteholders' intermediary (bank, trust company, securities broker or other nominee) account if they have any questions regarding this process and to arrange for their intermediary to complete the necessary steps to ensure that they receive the forms and instructions as are required for (a) the Transfer Agent Submissions, (b) the Administrative Agent Submissions and (c) the Echelon Submissions.
Upon or as promptly as practicable after receipt of all Transfer Agent Submissions by the Transfer Agent from an Ordinary Track Noteholder, the Transfer Agent will record a book-entry issuance of Common Shares to such registered Ordinary Track Noteholder. Upon or as promptly as practicable after receipt of all Administrative Agent Submissions by the Administrative Agent and all Echelon Submissions by Echelon, in each case from an Ordinary Track Noteholder, Echelon will enter into an assignment and assumption agreement in a form to be attached as an exhibit to the New Secured Term Loan Agreement to convey to such Ordinary Track Noteholder the applicable principal amount and any accrued interest with respect to such principal amount under the New Secured Term Loan in the Recapitalization.
If any Noteholder has not submitted all required Administrative Agent Submissions to Administrative Agent and all Echelon Submissions to Echelon by the first anniversary of the Effective Date, then such Noteholder will forfeit the right to participate in the New Secured Term Loan that such person was entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture and will cease to have any claim or interest of any kind or nature against Catalyst, Echelon, the Administrative Agent or any of the lenders of the New Secured Term Loan.
If any Noteholder has not submitted all required Transfer Agent Submissions by the first anniversary of the Effective Date, then such Noteholder will forfeit the right to receive the Common Shares that such Noteholder was entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture and will cease to have any claim or interest of any kind or nature against Catalyst or the Transfer Agent.

Rights of Dissent
Pursuant to the Interim Order, registered Shareholders, other than the Supporting Parties, may exercise Dissent Rights in accordance with Section 190 of the CBCA, as modified by the Interim Order and the Final Order, with respect to Common Shares in connection with the Privatization Transaction, if implemented. The notice of dissent contemplated by Section 190 of the CBCA must be received by Catalyst, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3, Attention: Mr. James Isaac, by 5:00 p.m. (Vancouver time) on the date that is at least two Business Days prior to the date of the Shareholders' Meeting or any date to which the Shareholders' Meeting may be postponed or adjourned, and such notice of dissent must strictly comply with the requirements of Section 190 of the CBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order in connection with the Recapitalization.
Dissent Rights are described more fully under "The Recapitalization – Dissenting Holders' Rights under the Privatization Transaction and Exercise thereof" in this Circular.

Certain Canadian Income Tax Considerations
The exchange of the Notes by Resident Holders in consideration of interests in the New Secured Term Loan and Common Shares will constitute a taxable event and some Resident Holders could recognize a capital gain or a capital loss.
The Privatization Transaction will constitute a taxable event for the Resident Holders and some Resident Holders could recognize a capital gain or a capital loss.
A summary of certain Canadian federal income tax considerations in respect of the proposed Recapitalization is included under "Certain Canadian Federal Income Tax Considerations" in this Circular and the foregoing is qualified in full by the information in such section, and neither this description nor the longer discussion under "Certain Canadian Federal Income Tax Considerations" is intended to be legal or tax advice to any particular Securityholder. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances regarding the Canadian federal tax consequences the Recapitalization.

Certain U.S. Federal Income Tax Considerations
The U.S. federal income tax consequences of the Recapitalization to a U.S. Holder of the Notes depends on whether the Notes and New Secured Term Loan constitute "securities" under the U.S. Tax Code. Assuming the Notes and New Secured Term Loan each constitute a "security," a U.S. Holder will generally not recognize any gain or loss in connection with the Recapitalization.
A U.S. Holder that is a Dissenting Shareholder in connection with Privatization Transaction or a U.S. Holder that participates in the Privatization Transaction and is paid the Cash Consideration in exchange for all of such U.S. Holder's Common Shares will generally recognize a taxable gain or loss.
A summary of certain U.S. federal income tax considerations in respect of the proposed Recapitalization is included under "Certain U.S. Federal Income Tax Considerations" in this Circular and the foregoing is qualified in full by the information in such section, and neither this description nor the longer discussion under "Certain U.S. Federal Income Tax Considerations" is intended to be legal or tax advice to any particular Securityholder. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances regarding the US federal tax consequences the Recapitalization.

Risk Factors	Securityholders should carefully consider the risk factors concerning the Recapitalization and the business of Catalyst described under "Risk Factors".

GLOSSARY OF TERMS
In this Circular, unless otherwise defined herein or unless there is something in the subject matter inconsistent therewith, the following terms have the respective meanings set out below, words importing the singular number include the plural and vice versa and words importing any gender include all genders:
"ABL Collateral Agent" means the collateral agent under the ABL Credit Facility;
"ABL Credit Agreement" means the amended and restated credit agreement dated as of May 9, 2016, among, inter alia, Catalyst, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders party thereto, as amended or restated from time to time;
"ABL Credit Facility" means the revolving asset-based loan facility of Catalyst due July 2017 governed by the ABL Credit Agreement, which has a maximum amount of credit available thereunder of $250 million;
"ABL Credit Facility Amendments" means, among others: (i) the extension of the maturity date of the ABL Credit Facility to July 31, 2020, and (ii) such other amendments to the terms of the ABL Credit Agreement as reasonably believed to be necessary or appropriate to take into account other features of the transactions as contemplated by the Recapitalization;
"affiliate" has the meaning specified in NI 45-106;
"Amended Preliminary Order" means the amended preliminary order of the Court pursuant to Section 192(4) of the CBCA granted November 17, 2016, which provided for the extension of the Preliminary Order to December, in respect of Catalyst;
"Arrangement Agreement" means the arrangement agreement dated December 14, 2016 between Catalyst and Echelon with respect to the Plan of Arrangement and Recapitalization, as the same may be amended or restated from time to time in accordance with its terms;
"Articles of Arrangement" means the articles of arrangement of Catalyst in respect of the Recapitalization required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement, with any such modifications as may be acceptable to Catalyst and the Supporting Parties, each acting reasonably;
"Board" means the board of directors of Catalyst as the same is constituted from time to time;
"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;
"Cash Consideration" means $0.50 for each Common Share held immediately before the Recapitalization by Shareholders (other than the Supporting Parties);
"Catalyst" or the "Company" means Catalyst Paper Corporation;
"Catalyst Insiders" means Cyrus and Mudrick;
"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;
"CCAA" means the Companies' Creditors Arrangement Act (Canada);
"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and the Plan of Arrangement;
"Chapter 15 Cases" means the cases filed by the Company and certain of its Subsidiaries on November 1, 2016, including without limitation those Subsidiaries that are guarantors under the Indenture, under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, jointly administered under the lead case In Re Catalyst Paper Corporation, et al., Case No. 16-12419 (CSS);
"Circular" means this management information circular, including the Notice of Shareholders' Meeting, Notice of Noteholders' Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof and supplements hereto;
"Collateral Trust Agreement" means the amended and restated collateral trust agreement to be entered into in connection with the New Secured Term Loan, to be dated as of the date the New Secured Term Loan is established, among the Computershare Trust Company of Canada, in its capacity as collateral trustee under the agreement, and Catalyst and the other parties thereto, as amended, supplemented, restated, modified, renewed or replaced (whether upon or after termination or otherwise), in whole or in part from time to time, or any other successor agreement and whether among the same or any other parties;

"Common Shares" means the Common shares in the capital of Catalyst;
"Court" means the Supreme Court of British Columbia;
"Cyrus" means Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds;
"Depositary" means CST Trust Company or such other depositary as may be appointed by Catalyst;
"Director" means the Director appointed pursuant to Section 260 of the CBCA;
"Dissent Rights" means the rights of dissent exercisable by the registered Shareholders, other than the Supporting Parties, described in Article 4 of the Plan of Arrangement;
"Dissenting Shareholder" means a registered Shareholder, other than any of the Supporting Parties, who has duly and validly exercised the Dissent Rights in respect of the Privatization Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
"DTC" means The Depository Trust Company;
"DTC Removal" means the removal by each Supporting Party of all Common Shares owned by such Supporting Party from registration with DTC and the delivery of evidence thereof to Catalyst;
"Echelon" means Echelon Paper Corporation, a wholly-owned Subsidiary of Catalyst;
"Effective Date" means the date upon which the Recapitalization becomes effective, as set out in the Plan of Arrangement;
"Effective Time" means the time on the Effective Date that the Recapitalization becomes effective, as set out in the Plan of Arrangement;
"Existing Senior Secured Term Loan" means the term loan facility under the Existing Senior Secured Term Loan Credit Agreement due July 2017, which has an aggregate principal amount outstanding of approximately $15.1 million;
"Existing Senior Secured Term Loan Credit Agreement" means the credit agreement dated as of March 20, 2014 among, inter alia, Catalyst, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders party thereto governing the terms of the Existing Senior Secured Term Loan as amended or restated from time to time;
"Existing Senior Secured Term Loan Amendments" means (i) the extension of the maturity date of the Existing Senior Secured Term Loan to July 31, 2020, and (ii) such other amendments to the terms of the Existing Senior Secured Term Loan Agreement as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization;
"Fairness Opinions" means the written opinions contained in the PwC Report (a copy of which is attached as Appendix "F" to this Circular), which concluded that, as of October 31, 2016 and subject to and based on the considerations, assumptions and limitations described therein, that (i) the Recapitalization is fair, from a financial point of view, to Catalyst, the Minority Shareholders and the Noteholders, and (ii) the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders;
"Final Order" means the final order of the Court approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of both Catalyst and the Supporting Parties, each acting reasonably) at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to Catalyst and the Supporting Parties, each acting reasonably);
"Formal Valuation" means the formal valuation provided by PwC pursuant to MI 61-101 contained in the PwC Report (a copy of which is attached as Appendix "F" to this Circular), which provides a conclusion with respect to the fair market value of the Common Shares in accordance with MI 61-101;
"GAAP" means generally accepted accounting principles in the United States, applied on a consistent basis;
"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange (including the TSX and any automated quotation system);

"Indenture" means the indenture dated as of September 13, 2012, by and among the Company, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, 2014, the Fourth Supplemental Indenture, dated as of January 7, 2015, and the Fifth Supplemental Indenture, dated as of April 29, 2016, and as further amended and supplemented from time to time;
"Independent Committee" means the committee of the Board made up of independent directors established by Catalyst on May 21, 2016;
"Intercreditor Agreement" means the amended and restated intercreditor agreement, to be entered into in connection with the New Secured Term Loan, to be dated as of the date the New Secured Term Loan is established, among the collateral agent under the ABL Credit Facility, Computershare Trust Company of Canada, in its capacity as collateral trustee under the Collateral Trust Agreement, the Company and the other parties thereto, as amended, supplemented, restated, modified, renewed or replaced (whether upon or after termination or otherwise), in whole or in part from time to time, or any other successor agreement and whether among the same or any other parties;
"Interim Order" means the interim order of the Court made pursuant to Section 192(4) of the CBCA, providing for, among other things, the calling and holding of the Meetings to approve the Recapitalization;
"IRS" means the U.S. Internal Revenue Service;
"KGI" means Kerjiwal Group International;
"KGI Support Agreement" means the support agreement dated June 28, 2016 among KGI, the Principal Securityholders, as amended by the first amendment dated July 15, 2016, and the second amendment dated August 15, 2016, and as terminated by the Principal Securityholders on December 14, 2016;
"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;
"Lenders" means, collectively, (i) the lenders under the ABL Credit Facility and the ABL Credit Agreement and (ii) the lenders under the Existing Senior Secured Term Loan and the Existing Senior Secured Term Loan Credit Agreement;
"Lien" means (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, deemed trust, defect of title in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, and (c) any other arrangement having the effect of providing any Person with an interest in any property as security for the payment or performance of an obligation, all provided that, for clarification, "Lien" shall not include any operating or "true" lease;
"Manual" means the TSX Company Manual;
"Meetings" means the Noteholders' Meeting and the Shareholders' Meeting;
"Meeting Materials" means this Circular, the form of proxy and, in the case of the registered Shareholders, the Shareholder Letter of Transmittal and, in the case of the Noteholders, the Noteholder Information Form;
"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
"Minority Shareholders" means Shareholders, other than the Supporting Parties;
"misrepresentation" has the meaning ascribed thereto in the Securities Act;
"Mudrick" means Mudrick Capital Management, L.P., as investment manager to certain of its clients;
"New Secured Term Loan" means the new secured term loan in the principal amount of US$135 million plus the amount of the Post-November 2016 Accrued Interest with a maturity date of five years from the Effective Date and carrying interest at a rate of 12% per annum, that the Notes shall be exchanged for in accordance with the Plan of Arrangement, which new secured term loan shall have, among others, the terms and conditions set out under "Recapitalization - Description of New Term Loan";

"New Secured Term Loan Agent" means Wilmington Trust, as administrative agent pursuant to the New Secured Term Loan Agreement, or any successor thereof;
"New Secured Term Loan Agreement" means the loan agreement to be dated as of the Effective Date among, inter alia, Catalyst, Wilmington Trust, as administrative agent, and the lenders party thereto, governing the terms of the New Secured Term Loan;
"NI 45-106" means National Instrument 45-106 – Prospectus Exemptions;
"NI 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
"Notes" means the PIK Toggle Senior Secured Notes due 2017 with an aggregate principal amount outstanding of US$260.5 million as of the Record Date;
"Note Trustees" means Wilmington Trust, National Association, or any successor thereof, as trustee under the Indenture, and Computershare Trust Company of Canada, as collateral trustee under the Indenture;

"Note Trustees Fees" means the reasonable compensation, fee, expense, disbursement and indemnity claims, including, without limitation, reasonable attorneys' and agents' fees, expenses and disbursements, incurred by the Note Trustees, whether prior to or after the commencement of these proceedings and whether prior to or after consummation of the Plan of Arrangement and the Effective Time;
"Noteholders' Meeting" means the meeting of Noteholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Noteholder Resolution;
"Noteholder Resolution" means the resolutions of the Noteholders the full text of which is set forth in Appendix "B" to this Circular;
"Noteholders" means the holders of Notes;
"Note Obligations" means all obligations, liabilities and indebtedness of Catalyst and its affiliates with respect to or arising out of, or in connection with, the Notes or the Indenture (including any guarantees granted in respect of, or pursuant to, the foregoing), as the case may be, but, for greater certainty, shall not include any obligations or liabilities of Catalyst and its affiliates with respect to or arising out of, or in connection with, the Recapitalization Support Agreement;
"Notice of Noteholders' Meeting" means the notice of the meeting of Noteholders accompanying this Circular;
"Notice of Shareholders' Meeting" means the notice of the special meeting of Shareholders accompanying this Circular;
"November 2016 Accrued Interest" means, in respect of the Notes, all accrued and unpaid interest on the Notes up to but excluding November 1, 2016, at the rates provided therefor pursuant to the Indenture (excluding any interest on overdue interest);
"Oaktree" means certain funds and entities managed or controlled by Oaktree Capital Management, L.P.;
"Outside Date" means January 31, 2017, or such other date as Catalyst and the Supporting Parties may agree in writing;
"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
"Plan of Arrangement" means the plan of arrangement of Catalyst with respect to the Recapitalization, substantially in the form of Appendix "D" hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or upon the direction of the Court in the Final Order with the consent of Catalyst and the Supporting Parties, each acting reasonably;
"Post-November 2016 Accrued Interest" means, in respect of the Notes, all accrued and unpaid interest on the Notes accruing on and after November 1, 2016, up to and including the Effective Date, at the regular rates (excluding any interest on any overdue interest) provided therefor pursuant to the Indenture;
"Preliminary Order" means the preliminary order of the Court pursuant to Section 192(4) of the CBCA granted October 31, 2016 in respect of Catalyst;
"Principal Securityholders" means the Supporting Parties and Stonehill;
"Privatization Approval" means the approval of the Privatization Resolution by (i) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and (ii) a simple majority of the votes cast by the Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to MI 61-101;

"Privatization Orders" means discretionary exemptive orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian Securities Laws following completion of the Privatization Transaction;
"Privatization Resolution" means the resolution of the Shareholders approving the Privatization Transaction, the full text of which is set forth in Appendix "A" of the Circular;
"Privatization Transaction" means the repurchase for cancellation by Catalyst, for the Cash Consideration, of Common Shares held by Shareholders immediately prior to the Recapitalization, other than the Common Shares held by the Supporting Parties and the Common Shares issued pursuant to the Recapitalization;
"PwC" means PricewaterhouseCoopers LLP;
"PwC Report" means the report of PwC dated December 13, 2016, a copy of which is attached as Appendix "F" to this Circular;
"PwC Opinions" means the Fairness Opinions and the Formal Valuation contained in the PwC Report;
"Recapitalization" means the recapitalization of Catalyst by way of an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to Catalyst and the Supporting Parties, each acting reasonably);
"Recapitalization Resolutions" means the Shareholder Resolution, the Privatization Resolution and the Noteholder Resolution, collectively;
"Recapitalization Support Agreement" means the support agreement dated as of October 30, 2016, as amended by an amending agreement dated November 18, 2016 and as amended on December 14, 2016, amongst Catalyst and the Supporting Parties, pursuant to which the Supporting Parties have agreed to, among other things, vote all of the Common Shares and Notes held by the Supporting Parties in favor of the Recapitalization;
"Record Date" means December 9, 2016;
"Regulation S" means Regulation S promulgated under the U.S. Securities Act;
"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities;
"Resident Holders" has the meaning given to such term under the heading "Certain Canadian Federal Income Tax Considerations" in this Circular;
"Rule 144" means Rule 144 promulgated under the U.S. Securities Act;
"SEC" means the United States Securities and Exchange Commission;
"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;
"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
"Securities Laws" means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX.
"SEDAR" means the System for Electronic Document Analysis and Retrieval described in National Instrument 13‑101 of the Canadian Securities Administrators and available for public view at www.sedar.com;
"Securityholders" means the Shareholders and the Noteholders;
"Shareholder Letter of Transmittal" means the letter of transmittal delivered to registered Shareholders together with this Circular;

"Shareholders' Meeting" means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Shareholder Resolution and the Privatization Resolution;
"Shareholder Resolution" means the resolutions of the Shareholders the full text of which is set forth in Appendix "A" to this Circular;
"Shareholders" means the holders of Common Shares;
"Stonehill" means Stonehill Capital Management, LLC, as investment manager of certain of its managed funds;
"Subsidiary" has the meaning ascribed thereto in NI 45-106;
"Supporting Parties" means, collectively, Oaktree, Mudrick, Cyrus and any transferees of all of the Common Shares and the Notes of the foregoing parties;
"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;
"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti‑dumping, all license, franchise and registration fees and all employment insurance, health insurance and pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;
"Transfer Agent" means CST Trust Company;
"TSX" means the Toronto Stock Exchange;
"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
"U.S. Bankruptcy Code" means Title 11 of the United States Code, 11 U.S.C. §§ §§ 101-1532, as amended;
"U.S. Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;
"U.S. Provisional Relief Order" means an order (or orders) of the U.S. Bankruptcy Court granting certain provisional relief related to the petitions filed by Catalyst and certain of its Subsidiaries in connection with the commencement of the Chapter 15 Cases, including, but not limited to, the Order Granting Limited Provisional Relief for Recognition of A Foreign Proceeding entered by the U.S. Bankruptcy Court on November 2, 2016 (Docket No. 33 in the Chapter 15 Cases);
"U.S. Recognition Order" means the order or orders of the U.S. Bankruptcy Court (i) granting the petitions filed in the Chapter 15 Cases and recognizing, on a final basis, the proceedings initiated by Catalyst in the Court pursuant to the CBCA, as foreign main proceedings or foreign non-main proceedings, (ii) giving full force and effect in the United States to any and all orders that will be made or entered by the Court, including the Preliminary Order, the Interim Order and the Final Order, and (iii) granting such other relief, including provisional relief, as necessary to effectuate the Recapitalization;
"U.S. Holder" has the meaning given to such term under the heading "Certain U.S. Federal Income Tax Considerations" in this Circular;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time;
"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended;
"U.S. Treasury Regulations" means the regulations promulgated under the U.S. Tax Code, whether final, temporary, or proposed; and
"Wilmington Trust" means Wilmington Trust, National Association, or any of its successors or assigns.

INFORMATION CONCERNING THE MEETINGS AND GENERAL PROXY INFORMATION
THE MEETINGS
The Shareholders' Meeting will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:00 p.m. (Vancouver time).
The Noteholders' Meeting will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:30 p.m. (Vancouver time) (or such later time as shall immediately follow the termination of the Shareholders' Meeting).
RECORD DATE
The record date for determining persons entitled to receive notice of and vote at the Meetings is December 9, 2016. Securityholders of record as at the close of business on December 9, 2016 will be entitled to attend and vote at the Meetings, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.
PURPOSE OF THE MEETINGS
At the Meetings, Shareholders and Noteholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Recapitalization Resolutions.
Completion of the Recapitalization is not conditional upon approval of the Privatization Resolutions by Shareholders at the Shareholders' Meeting. If the requisite approval of the Privatization Resolution is not obtained at the Shareholders' Meeting, the Plan of Arrangement will be amended to exclude the Privatization Transaction, and the Common Shares held by Shareholders immediately before the Recapitalization will participate in the Recapitalization as if the Privatization Transaction was not part of the Plan of Arrangement. The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
ENTITLEMENT TO VOTE AND ATTEND
Subject to any further order of the Court, pursuant to the Interim Order, those Persons who are registered Noteholders on December 9, 2016 are entitled to attend and vote at the Noteholders' Meeting. Noteholders will be entitled to one vote for each US$1.00 principal amount of Notes held by them as of December 9, 2016 in respect of the Noteholder Resolution and any other matters to be considered at the Noteholders' Meeting.
Catalyst has set the close of business on December 9, 2016 as the record date for the Shareholders' Meeting. Those Persons who are registered Shareholders on such date are entitled to attend and vote at the Shareholders' Meeting. The Company's transfer agent will prepare a list of Shareholders of record at such time. Registered Shareholders named on that list will be entitled to vote the Common Shares then registered in their name at the Shareholders' Meeting. Shareholders will be entitled to one vote for each Common Share held.
QUORUM AND VOTING REQUIREMENTS
Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Shareholders' Meeting is at least two Shareholders, present in person or represented by proxy, representing an aggregate of not less than 10% of the outstanding Common Shares entitled to vote at the Shareholders' Meeting.
Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Noteholders' Meeting is at least two Noteholders, present in person or represented by proxies, entitled to vote at the Noteholders' Meeting.
At the Meetings, Securityholders will be asked to vote on the Recapitalization Resolutions. In order for the Recapitalization Resolutions to be adopted, they must be approved by:

(a)	at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class;
(b)	at least a simple majority of the votes cast by disinterested shareholders in accordance with the rules of the Toronto Stock Exchange;
(c)
at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101; and

(d)	at least two-thirds of the votes cast by the Noteholders present in person or represented by proxy at the Noteholders' Meeting voting as a single class.

Approval of the Privatization Transaction component of the Recapitalization will also be sought as a separate vote at the Shareholders' Meeting. In order for the Privatization Transaction to become effective, the Privatization Approval must be obtained.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of the Privatization Orders. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
If the Privatization Approval is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed for any other reason, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
SOLICITATION OF PROXIES
This Circular is furnished in connection with the solicitation of proxies by the management of Catalyst for use at the Meetings, at the time and place and for the purposes set forth in the accompanying Notice of Shareholders' Meeting and Notice of Noteholders' Meeting. The cost of the solicitation will be borne by Catalyst. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of Catalyst. Such persons will not receive any extra compensation for such activities. Catalyst may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the Securityholders in favour of the matters set forth in the Notice of Shareholders' Meeting and Notice of Noteholders' Meeting.
VOTING BY PROXIES AND POTENTIAL AMENDMENTS TO THE RECAPITALIZATION
The persons designated by management of the Company in the enclosed form of proxy are directors or officers of the Company.
The form(s) of proxy accompanying this Circular confer discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Shareholders' Meeting and Notice of Noteholders' Meeting and any other matters which may properly come before the Meetings or any adjournments thereof. If any amendment to matters identified in the accompanying Notice of Shareholders' Meeting and Notice of Noteholders' Meeting or any other matters which are not now known to management should properly come before the Meetings or any adjournments thereof, the Common Shares and Notes represented by properly executed proxies in favour of the persons designated by management will be voted on such matters pursuant to such discretionary authority.
At the date hereof, neither the Board nor management of Catalyst is aware of any variation, amendment or other matter to be presented for a vote at the Meetings. However, pursuant to the terms of the Interim Order, Catalyst and Echelon are authorized to make such amendments, revisions or supplements to the Recapitalization and the Meeting Materials (the "Additional Information") as they may determine necessary or desirable, provided that such amendments, revisions or supplements are made in writing, in the manner contemplated by the Recapitalization and the Arrangement Agreement and in accordance with any order of the Court. The Recapitalization so amended, revised or supplemented shall be deemed to be the Recapitalization submitted to the Securityholders at each of the Meetings, as applicable, and shall be deemed to be the subject of the respective resolutions in respect of the Recapitalization.
Catalyst may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Catalyst. Without limiting the generality of the foregoing, Additional Information may be communicated by news release, newspaper advertisement or notice sent to Noteholders and Shareholders who are entitled to vote at the respective Meetings. Any such amendments, revisions or supplements made by Catalyst will be subject to the terms of the Recapitalization Support Agreement. Shareholders and Noteholders are urged to monitor the public disclosure of, and correspondence received from, Catalyst for Additional Information. In addition, Additional Information may be provided at the Shareholders' Meeting and the Noteholders' Meeting. As a result, all Shareholders and Noteholders are also urged to attend the Shareholders' Meeting and the Noteholders' Meeting, respectively.

The Common Shares and Notes represented by the proxies will be voted in accordance with the instructions of the registered Shareholder or Noteholder, as applicable, as specified in the proxies with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares and Notes represented by proxies given in favour of the persons designated by management are intended to be voted IN FAVOUR of each of the matters referred to herein.
A registered Shareholder or a Noteholder has the right to appoint as proxyholder a person (who need not be a Shareholder or a Noteholder) to attend and act for the Shareholder or a Noteholder, as applicable, and on the Shareholder's or Noteholder's behalf at the Meetings or at any adjournments thereof other than the persons designated by management in the enclosed forms of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the forms of proxy. In the case of registered Shareholders or Noteholders, the completed, dated and signed forms of proxy must be delivered to the Company, c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com, prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Shareholders' Meeting or Noteholders' Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Shareholders' Meeting or Noteholders' Meeting. Registered Shareholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone. The deadline for the deposit of proxies may be waived by the Chairman of the Shareholders' Meeting or the Noteholders' Meeting at his sole discretion without notice.
In the case of non-registered Shareholders and Noteholders who receive these materials through their broker or other intermediary, such Securityholders should complete the forms of proxy in accordance with the instructions provided by their broker or intermediary. See "Advice to Beneficial Holders of Common Shares" and "Advice to Beneficial Holders of Notes" below.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Company may be recognized and acted upon at the Shareholders' Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting Materials directly from the Company or the Transfer Agent can only be voted for or against the matters to be considered at the Shareholders' Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company. See "Additional Information for Non-Registered Shareholders" below.
Applicable securities laws require intermediaries to forward Meeting Materials and seek voting instructions from beneficial holders of Common Shares in advance of the Shareholders' Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Shareholders' Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting Materials from an intermediary will generally either be provided with:
(a)
a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the amount of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)
more typically, a voting instruction form (a "VIF"), which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the VIF.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or a VIF from an intermediary and you wish to attend and vote at the Shareholders' Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a VIF, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary's service company.
ADDITIONAL INFORMATION FOR NON-REGISTERED SHAREHOLDERS
This Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares: those who object to their name being made known to the Company (called OBOs or Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Catalyst has distributed copies of the Meeting Materials to the clearing agencies or other intermediaries for onward distribution to non-registered Shareholders. Intermediaries are required to forward the Meeting Materials to non-registered Shareholders, other than non-registered Shareholders that have waived the right to receive them.
REVOCABILITY OF PROXIES OF SHAREHOLDERS
A registered Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the CBCA, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Shareholders' Meeting, or any adjournments thereof at which the proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournments thereof, or in any other manner provided by law.
ADVICE TO BENEFICIAL HOLDERS OF NOTES
The information set forth in this section is of significant importance to persons who beneficially own Notes which are not registered in their own name. Noteholders who hold Notes through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Notes in their own name should note that only proxies deposited by persons whose names appear on the records of the Company may be recognized and acted upon at the Noteholders' Meeting. Notes held through intermediaries by Noteholders who have not received the Meeting Materials directly from the Company or the Transfer Agent can only be voted for or against the matters to be considered at the Noteholders' Meeting by following instructions received from the intermediary through which those Notes are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Notes held by them. The directors and officers of the Company do not know for whose benefit the Notes registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company. See "Additional Information for Non-Registered Noteholders" below.
Applicable securities laws require intermediaries to forward Meeting Materials and seek voting instructions from beneficial holders of Notes in advance of the Noteholders' Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Notes are voted at the Noteholders' Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting Materials from an intermediary will generally either be provided with:
(a)
a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Notes should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)	more typically, a VIF, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the VIF.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Notes they beneficially own. If you are a beneficial holder who receives either a form of proxy or a VIF from an intermediary and you wish to attend and vote at the Noteholders' Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a VIF, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary's service company.
ADDITIONAL INFORMATION FOR NON-REGISTERED NOTEHOLDERS
This Circular and accompanying materials are being sent to both registered and beneficial owners of Notes. There are two kinds of beneficial holders of Notes: those who object to their name being made known to the Company (called OBOs or Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Catalyst has distributed copies of the Meeting Materials to the clearing agencies or other intermediaries for onward distribution to non-registered Noteholders. Intermediaries are required to forward the Meeting Materials to non-registered Noteholders, other than non-registered Noteholders that have waived the right to receive them.
REVOCABILITY OF PROXIES OF NOTEHOLDERS
A registered Noteholder executing and delivering a proxy has the power to revoke it by an instrument in writing executed by the Noteholder, or by his or her attorney authorized in writing and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Noteholders' Meeting, or any adjournments thereof at which the proxy is to be used, or to the chair of the Noteholders' Meeting on the day of the Noteholders' Meeting or any adjournments thereof, or in any other manner provided by law.
PRINCIPAL HOLDERS OF COMMON SHARES AND NOTES
The authorized capital of the Company consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 14,527,571 Common Shares and no preferred shares are issued and outstanding as of the date of this Circular. The Common Shares are entitled to be voted at the Shareholders' Meeting and on a ballot each Common Share is entitled to one vote. The Notes are entitled to be voted at the Noteholders' Meeting and on a ballot with one vote for each US$1.00 principal amount of Notes held. The Board has fixed the Record Date as December 9, 2016. Only Securityholders of record at the close of business on the Record Date are entitled to vote the Common Shares and the Notes registered in such Securityholder's name, as applicable, at that date on each matter to be acted upon at the Meetings.
To the knowledge of the directors and executive officers of the Company, as of the Record Date, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the outstanding Common Shares are:
(a)	Cyrus, which holds an aggregate of 6,452,141 Common Shares, representing approximately 44.4% of the outstanding Common Shares; and
(b)	Mudrick, which holds an aggregate of 2,860,473 Common Shares, representing approximately 19.7% of the outstanding Common Shares.
The only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the outstanding principal amount of the Notes are:
(a)	Oaktree, which holds an aggregate of US$90,948,536 principal amount of Notes, representing approximately 34.91% of the outstanding principal amount of the Notes;
(b)	Cyrus, which holds an aggregate of US$84,012,176 principal amount of Notes, representing approximately 32.25% of the outstanding principal amount of the Notes; and
(c)	Mudrick, which holds an aggregate of US$51,049,979 principal amount of Notes, representing approximately 19.60% of the outstanding principal amount of the Notes.

As at the Record Date, the directors and officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding Common Shares and do not hold any issued and outstanding Notes.
THE RECAPITALIZATION
The Recapitalization will be carried out pursuant to the Plan of Arrangement and related documents. A summary of the principal terms of the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan of Arrangement, which is appended to this Circular as Appendix "D". Capitalized terms have the meaning set out in the Glossary of Terms or are otherwise defined herein.
THE ARRANGEMENT AGREEMENT
The Arrangement Agreement, among other things, contains covenants by Catalyst and Echelon to use their commercially reasonable best efforts to take, or to cause to be taken, all actions and to do all things necessary, proper or advisable to consummate the Plan of Arrangement attached as Appendix "D" to this Circular. A complete copy of the Arrangement Agreement is attached as Appendix "C" to this Circular.
STEPS OF THE RECAPITALIZATION
The following description is a summary of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix "D" to this Circular. Under the Recapitalization, the following transactions will occur and will be deemed to occur in the order set out in the Plan of Arrangement:
(a)	Catalyst shall pay all Note Trustees Fees in full in cash;
(b)	the Notes and the November 2016 Accrued Interest will be exchanged such that the Noteholders will receive from Catalyst their pro rata share of:
(i)	the principal amount of New Secured Term Loan, having the terms and conditions further described under "Recapitalization Description of the New Term Loan" in the Circular; and
(ii)	Common Shares representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization;
(c)
each Noteholder will receive from Catalyst, in payment-in-kind of the Post-November 2016 Accrued Interest, an additional principal amount of the New Secured Term Loan, based on each Noteholder's pro rata share of the Post-November 2016 Accrued Interest;

(d)
the Notes, the Indenture and all obligations and entitlements related thereto (other than obligations that expressly survive the termination of the Indenture pursuant to Section 12.02(e) thereof) shall be irrevocably and finally settled, terminated, extinguished, cancelled, and satisfied and discharged, as applicable, the whole without the need of any further payment or otherwise, and the Note Trustees shall be discharged and released under the Indenture, the Notes and all related agreements;

(e)
all Common Shares, other than Common Shares held by the Supporting Parties, would be repurchased for cancellation by Catalyst for the Cash Consideration of $0.50 per Common Share pursuant to the Privatization Transaction; and

(f)	the stated capital of the Common Shares will be reduced to $100,000 and an amount equal to the reduction of the stated capital will be credited to the contributed surplus account of the Company.
Additionally, in connection with the Recapitalization, the Company has obtained commitments from the Lenders in order to amend its credit facility and term loan as follows:
(a)
the ABL Credit Facility would remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date thereunder to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization; and

(b)
the Existing Senior Secured Term Loan will remain in place on substantially the same terms and conditions as are in effect on the date hereof, except for the extension of the maturity date thereunder to July 31, 2020, and for such other changes as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization.

The trade and other obligations of Catalyst will remain unaffected by the Recapitalization.

THE PRIVATIZATION TRANSACTION
The Privatization Transaction is a step included in the Recapitalization, as contemplated by the Plan of Arrangement. Pursuant to the Privatization Transaction component of the Recapitalization, Shareholders, other than the Supporting Parties and Dissenting Shareholders who validly exercise their Dissent Rights, will receive from Catalyst the Cash Consideration of $0.50 for each Common Share held immediately before the Recapitalization and such Common Shares will be repurchased for cancellation by Catalyst. Common Shares issued in exchange for the Notes pursuant to the Recapitalization will not be repurchased pursuant to the Privatization Transaction.

Approval of the Privatization Resolution will also be sought as a separate vote at the Shareholders' Meeting. In order to become effective, the Privatization Resolution must be approved by a separate vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and by a vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of the Privatization Orders and completion of the DTC Removal. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
If the Privatization Approval is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed for any other reason, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
In the event that, as of the Effective Date, the Privatization Approval has been received but the Privatization Orders have not yet been issued, the Cash Consideration shall be (i) deposited, in trust, with an agent authorized to disburse such funds to the applicable shareholders and (ii) either (A) disbursed to the applicable shareholders as soon as practicable following receipt of the Privatization Orders in which case the Common Shares being repurchased under the Privatization Transaction shall then be cancelled, or (B) if the Privatization Orders are not received by March 31, 2017, returned to Catalyst, in which case such Common Shares shall be returned to the applicable shareholders.
FRACTIONAL INTERESTS
As discussed above, no fractional Common Shares will be issued in connection with the Recapitalization. With respect to the Common Shares that would otherwise be issuable to a Noteholder under the Recapitalization, the entitlement of such Noteholder to receive Common Shares will be reduced to the next lowest whole number of Common Shares.
UNAFFECTED OBLIGATIONS
Other than the Note Obligations, the obligations and indebtedness of Catalyst are not affected by or involved in the Recapitalization. Trade debts and obligations to employees will continue to be paid or satisfied by Catalyst in the ordinary course.
BACKGROUND TO THE RECAPITALIZATION
The Recapitalization is the result of negotiations and discussions conducted among the Company (including through the Independent Committee), certain major securityholders of the Company, and their respective representatives and advisors. The following is a summary of material events, negotiations, discussions and actions leading up to the execution of the Arrangement Agreement.
On February 29, 2016, the Company reported its 2015 fourth quarter and year end results and disclosed among its risks and uncertainties that if its cash flows and capital resources were insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance its indebtedness. On the same day, the Board discussed, among other things, the Company's 2017 indebtedness maturities and was briefed by legal counsel in respect of various legal considerations relating thereto.
On or about March 6, 2016, the Company received unsolicited discussion materials from a financial advisor regarding a potential restructuring of its debt obligations.
On March 10, 2016, members of senior management attended a previously scheduled meeting with certain Noteholders, which Noteholders discussed the Company's leverage and specifically the 2017 maturity of the Notes. On March 24, 2016, the Board received an oral report of the Noteholder meeting. The upcoming 2017 maturity of the Notes was of concern to the Board and the Board instructed management to schedule interviews with potential financial advisors in April 2016.

On April 19 and 20, 2016, the Board conducted interviews with potential financial advisors for advice on the Company's situation and related issues and considerations, the range of potential solutions, and the applicable processes and work streams, to explore and achieve a consensual solution.
On April 29, 2016, during a call with certain directors and senior management, the Supporting Parties requested that a forecast and plan for future operations be prepared for them to consider alternatives. On May 2, 2016, the Board approved the retention of a financial advisor.
 On May 13, 2016, the Supporting Parties disclosed in filings with the SEC that they were engaged in discussions with a third party concerning a potential material strategic transaction involving the Company and that they may engage in discussions with other persons, including the Company, regarding strategic or financing transactions involving the Company and/or the Company's business, financial performance, operations, governance, management capitalization, financial condition, prospects, strategy or future plans.
On May 16, 2016, the Board met to discuss the Supporting Parties' disclosure regarding a potential transaction involving the Company and various related considerations, including the mandate to be given to financial advisors. Legal counsel advised the Board on the legal considerations relating to a potential transaction. The Company had not yet been approached with any specific requests in connection with the Supporting Parties' discussions regarding a potential transaction.
On May 20, 2016, the Supporting Parties entered into a letter agreement outlining the indicative terms of a potential acquisition of the Company pursuant to which among other things (a) KGI would acquire all of the Common Shares except for those held by the Supporting Parties, (b) the Notes would be converted into new indebtedness, (c) KGI would make certain equity investments in the Company, (d) existing equity-based incentive plans would be amended as agreed by the parties, (e) trade and other obligations would remain unaffected and (f) common shares held by Supporting Parties would be converted into interests in a new convertible indebtedness.
On May 21, 2016, the Board met and discussed the letter agreement entered into by the Supporting Parties and KGI. The Board instructed management that it should begin work to investigate the feasibility of the proposed acquisition, and, in the event it proved not to be feasible, a discussion regarding a separate transaction with the Noteholders in light of the 2017 maturity of the Notes. The Board also agreed that its independent members would constitute a committee which would oversee any potential transaction.
On May 23, 2016, the Board and the Independent Committee met and again discussed the letter agreement entered into by the Supporting Parties and KGI. Management reported to the Board discussions with potential financial advisors with respect to both a proposed acquisition of the Company and the considerations surrounding the 2017 maturity of the Notes. The Board approved the retention of Houlihan Lokey Capital, Inc., which was confirmed in an engagement letter dated May 27, 2016. There was additional discussion with respect to KGI's ability to complete the contemplated transaction and the possibility of entering into a non-disclosure agreement with KGI to permit the due diligence process contemplated in the letter agreement, as well as the conditions on which such diligence would be allowed to begin.
On June 7, 2016, the Board was presented with and discussed management's strategic plan for the remainder of 2016. Additionally, the status of the potential KGI transaction as well as work being done by management and the Company's financial advisors was discussed.
On June 23, 2016, the Board and the Independent Committee met and discussed the terms of the proposed KGI acquisition and related legal and other considerations, including the transaction process, the likelihood of its completion, the appropriate response and the conditions under which KGI would be allowed to begin due diligence as contemplated therein.
On or about June 28, 2016, the Principal Securityholders and KGI entered into a support agreement with KGI pursuant to which the Principal Securityholders committed to support and vote in favour of a transaction, the terms of which would include: (a) Common Shares held by minority shareholders would be acquired for $6.00 per share, subject to a maximum aggregate payment of $18 million; (b) Common Shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan; (c) the Notes would be exchanged for interests in a new 5-year US$260.5 million term loan; (d) existing credit facilities, including the ABL Credit Facility and the Existing Senior Secured Term Loan, would have their maturities extended, or be refinanced; and (e) trade and other obligations would remain unaffected. The support agreement included material conditions and other provisions including satisfactory due diligence by KGI to occur over a period of up to 75 days, the refinancing or maturity extensions of the existing credit facilities of Catalyst, securityholder, regulatory and court approvals, and funding at closing. The KGI Support Agreement contemplated an outside date to complete the transaction of November 30, 2016, subject to extension.
On June 30, 2016, the Company announced that it had been advised that the Principal Securityholders had entered into the KGI Support Agreement. The Company also disclosed that: (a) it was not a party to the KGI Support Agreement, nor had it been a party to the discussions that led to it; (b) the Board had not yet entered into any discussions regarding the potential transaction with KGI or agreed to the contemplated process and timeline set forth in the KGI Support Agreement; (c) the Board was encouraged by KGI's proposal and was pleased to review and evaluate the proposed transaction and the process contemplated by the KGI Support Agreement with the assistance of legal and financial advisors; and (d) there could be no assurance that (i) any agreement to implement the transaction would be entered into between KGI and Catalyst or, if entered into, what the terms of any such agreement would be, (ii) any of the material conditions to the transaction would be satisfied, or (iii) any transaction would be approved or consummated.

During July 2016, the Company prepared materials and information which were intended to become available to KGI in an electronic data room upon the execution of an appropriate confidentiality agreement that was developed with the assistance of legal and financial advisors, and discussed and negotiated with KGI's advisors. In particular, the conditions which were to be satisfied before KGI would be granted due diligence access by the Company were discussed.
On July 15, 2016, the KGI Support Agreement was amended to extend the deadline for achievement of certain material conditions to the transactions and to allow the Principal Securityholders to engage in discussions among themselves, the management of the Company, or its Board, regarding amendments, extensions, replacements, refinancings or any similar actions with respect to any securities of the Company held by them.
On July 27, 2016, the Board and the Independent Committee discussed a potential recapitalization plan to be explored as an alternative in the event that the proposed acquisition of the Company by KGI was not completed. Houlihan Lokey Capital, Inc. had been working with management to prepare such a recapitalization plan and provided an update on the status thereof. The Board and the Independent Committee were briefed on legal considerations in respect of both the proposed acquisition by KGI and an alternative recapitalization plan.
On July 28, 2016, management again discussed with the Board a summary of the strategic plan previously reviewed with the Board on June 7, 2016. The Board directed management to work with Houlihan Lokey Capital, Inc. on the strategic plan for further analysis and refinement.
On August 10, 2016, the Company entered into a confidentiality agreement with KGI pursuant to which certain due diligence materials relating to the Company would be provided, and there were several discussions and other communications thereafter regarding due diligence among the respective advisors to the Company and KGI.
On August 15, 2016, the Principal Securityholders further amended the KGI Support Agreement to extend the deadline for achievement of certain material conditions to the transactions contemplated in the KGI Support Agreement, including that an executed arrangement agreement relating to the acquisition of the Company by KGI was to be signed by them by no later than October 25, 2016.
On August 24, 2016, management of the Company made a presentation to KGI and its financial advisors regarding its business and affairs.
On August 29, 2016, the Board and the Independent Committee were briefed by management and the Company's financial advisors on discussions and meetings with KGI. In particular, the progress of due diligence with KGI, including visits to the Company's mills contemplated in September 2016, were discussed. The meeting also addressed the nature of the potential recapitalization plan the Company was considering proposing to the Principal Securityholders as an alternative in the event that the proposed acquisition by KGI did not occur. It was decided that the Company should negotiate a non-disclosure agreement with the Principal Securityholders.
On September 9, 2016, management reported to the Board and the Independent Committee on the negotiation of such non-disclosure agreement with the Principal Securityholders. Management also provided an update on recent meetings with representatives of KGI, with mill visits scheduled over the next 10 days, and outlined the proposed schedule for the balance of KGI's due diligence. The Board reaffirmed that the Independent Committee would assess and oversee the proposed KGI transaction and any proposed alternative recapitalization plan that might become available to the Company, although none had been proposed at the time. The Board and Independent Committee received the draft financial and business presentation proposed to be made to the Principal Securityholders. The Company's financial advisors discussed and commented on the planned presentation.
On September 26, 2016, after execution of a non-disclosure agreement with the Principal Securityholders, the Principal Securityholders, management and the Company's financial advisors met to review the Company's presentation.
During the week of October 3, 2016, proposals were solicited from independent valuation firms with respect to the preparation of one or more formal valuations that may be required by the Independent Committee in connection with the KGI transaction.
On October 5, 2016, the Company, its financial advisors, certain Principal Securityholders and the agent under the ABL Credit Facility discussed the Company's 2016 through 2019 forecast.
On October 5, 2016, the Chairman of the Board was briefed by PwC on the proposed work plan and related matters regarding the formal valuation that would be required in connection with the KGI transaction, were it retained for that purpose.
On October 6, 2016, a conference call was held among the Chairman of the Board, the Supporting Parties and the Company's financial advisors regarding the Board's view that there was a need to consider a recapitalization plan as an alternative to the KGI transaction in the event the KGI transaction for any reason would not be completed.
On October 7, 2016, PwC presented to the Independent Committee its credentials, proposed work plan and related information regarding the formal valuation that would be required in connection with KGI transaction. The Independent Committee decided to retain the services of PwC.

On October 11, 2016, legal counsel to KGI provided a draft form of arrangement agreement to the Company's legal counsel. Comments were provided on October 18, 2016 to legal counsel to KGI, and a further revised version was received on October 25, 2016 from legal counsel to KGI.
On October 15, 2016, there were discussions among the Company, KGI and their respective financial advisors regarding the extension of the ABL Credit Facility.
On October 19, 2016, the Company's financial advisors discussed with a single Principal Securityholder certain terms of a potential recapitalization plan as an alternative to the KGI transaction, although no agreement was or could be reached at that time.
On October 21, 2016, the Independent Committee met to receive an update on the KGI transaction and the proposed, recapitalization which was being negotiated by its financial advisors, including in respect of ongoing discussions and documentation and timing considerations. PwC reported on its progress to date responded to questions.
On October 24, 2016, the Company's and KGI's financial advisors, among others, discussed the terms of the potential KGI acquisition, including open items under the draft arrangement agreement. There was also discussion among the Company, its financial advisors and the agent under the ABL Credit Facility regarding the KGI transaction.
On October 24, 2016, the Independent Committee met to receive an update on the KGI transaction and a recapitalization plan (including the potential terms of  such plan), discussions with the Lenders, process, documentation and timing considerations, communications planning, and the duties of the directors. PwC reported on its work to date and responded to questions.
On October 26, 2016, the Company announced that each individual Principal Securityholder had separately, following its own independent evaluation, indicated that it would support an alternative recapitalization plan. The Company also announced that the deadline of October 25, 2016 to finalize the arrangement agreement for the KGI acquisition proposal contained in the KGI Support Agreement had not been met. Even though the Supporting Parties were entitled to do so as a result of the missed October 25, 2016 deadline, they had not terminated the KGI Support Agreement. The KGI Support Agreement was however subsequently terminated as indicated below.
The Company also announced on October 26, 2016 that the alternative recapitalization plan also contemplated a transaction under which Common Shares not held by the Supporting Parties would be exchanged for cash consideration, subject to certain conditions, including receipt of confirmation that such a transaction would permit the Company to cease to be a reporting issuer under applicable securities laws. The completion of any such transaction would not be a condition to the implementation of the alternative recapitalization plan.
On October 28, 2016, the Independent Committee met to receive an update on the KGI transaction and on the recapitalization plan, and were informed of the terms of a potential support agreement which, if approved, could be entered into with the Supporting Parties in respect of the recapitalization plan. A report was also made on the status of the discussions with the Lenders with respect to the ABL Credit Facility, and the process of obtaining an order under the CBCA on October 31, 2016 and a related recognition order in the U.S. under the Chapter 15 Cases as soon as practicable thereafter. In addition, PwC reported on its work and rendered its draft opinions with respect to the formal valuation and fairness of the transaction to the Company and the minority shareholders. After discussion, the Independent Committee made its recommendations to the Board, and the Board resolved to approve the Recapitalization and related transactions.
On October 28 and 29, 2016, conference calls among the Company, its financial and legal advisors and certain Supporting Parties and their legal advisors were held to discuss the decision by the Board to seek orders under the CBCA to facilitate the presentation of the Recapitalization plan and in connection therewith to stay the interest payment due on the Notes on November 1, 2016. The Company proposed on this call that the Recapitalization plan should proceed, subject to the possibility that KGI may present to the Company a binding proposal related to its acquisition transaction, which would then be reviewed to determine whether it constituted a superior proposal to the Recapitalization. Accordingly, the Company sent a letter to KGI enclosing a form of arrangement agreement and setting out the process, terms and conditions under which KGI could present a proposal which would then be reviewed by the Independent Committee and the Board. KGI did not present a binding proposal in response to the Company's letter permitting such a proposal.
On October 30, 2016, the Company and the Supporting Parties entered into the Recapitalization Support Agreement (as it stood prior to any subsequent amendment) in respect of the Recapitalization which set forth, among other things, the terms of the Recapitalization.
On October 31, 2016, the Company filed a petition with the Court seeking the issuance of various orders in order to facilitate the implementation of the Recapitalization, including the deferral of the November 1, 2016 interest payment on the Notes, and to preserve the status quo for the duration of the Recapitalization process. On October 31, 2016, the Court rendered its Preliminary Order under the CBCA, which was amended pursuant to the Amended Preliminary Order on November 17, 2016 and further amended by the Interim Order on December 9, 2016.
On October 31, 2016, the Company also obtained waivers from its lenders under the ABL Credit Facility and the Existing Senior Secured Term Loan in respect of defaults that would have occurred as a result the  Preliminary Order and the deferral of the payment of interest that was due on November 1, 2016 on the Notes. The waivers were in force until November 30, 2016, unless further extended. On November 28, 2016, the waivers were extended to January 31, 2017, subject to the satisfaction of certain conditions, including the receipt of the Interim Order on or before December 16, 2016.

On November 1, 2016, the Company commenced the Chapter 15 cases in the U.S. Bankruptcy Court. On November 2, 2016, the U.S. Bankruptcy Court entered several administrative orders and the U.S. Provisional Relief Order.
On November 18, 2016 the Company and the Supporting Parties amended the Recapitalization Support Agreement to extend certain deadlines contemplated thereunder in order to provide the Company with additional time to negotiate the Recapitalization plan.
On November 30, 2016, the Company obtained draft commitment letters with respect to the ABL Credit Facility Amendments and the Existing Senior Secured Loan Amendments. Proposed modifications to such draft commitment letters were provided to the lenders and their advisors on December 2, 2016. On December 8. 2016, executed versions of such commitment letters were provided to the Company by the lenders under the ABL Credit Facility and the Existing Senior Secured Term Loan.
On December 1, 2016, a conference call was held among the Chairman of the Independent Committee, the financial advisor to the Company, legal advisors to the Company and certain representatives of the Noteholders and their legal advisors, during which the potential terms of the previously announced possibility of a Privatization Transaction were discussed.
On December 7, 2016, a meeting of the Independent Committee was held and the Independent Committee received an updated draft of the PwC Report, received advice from its financial and legal advisors, and considered the terms of the Privatization Transaction, the Circular, the Arrangement Agreement, the Plan of Arrangement and the second amendment to the Support Agreement in relation to the Privatization Transaction. After discussion among representatives of the Independent Committee and their advisors, the Independent Committee unanimously determined to recommend to the Board the approval of the Privatization Transaction, the Circular, the Arrangement Agreement, the Plan of Arrangement, and the second amendment to the Recapitalization Support Agreement in relation to the Privatization Transaction.
On December 7, 2016, further to the recommendation of the Independent Committee, the Board determined that the Recapitalization and the Privatization Transaction were in the best interests of the Company, and approved the terms of the Privatization Transaction, the Circular, the Arrangement Agreement, the Plan of Arrangement, and the second amendment to the Recapitalization Support Agreement in relation to the Privatization Transaction. The Board also delegated to certain members of the Independent Committee the authority to finalize such documents. The Board also unanimously determined to recommend that the Shareholders and the Noteholders vote FOR the Recapitalization (and that Shareholders vote FOR the Privatization Transaction, as a step of the Recapitalization).
On December 9, 2016, the Court issued the Interim Order governing the holding of the Meetings and mailing of the Circular.
On December 13, 2016, Stonehill entered into a support agreement with Catalyst, pursuant to which, among other things, it agreed to vote all of the Common Shares held by it, representing approximately 9.98% of the issued and outstanding Common Shares, in favor of the Recapitalization and the Privatization Transaction.
On December 14, 2016, the Principal Securityholders terminated the KGI Support Agreement.
On December 14, 2016, the Company and the Supporting Parties entered into the second amendment to the Recapitalization Support Agreement in order to reflect the terms of the Privatization Transaction and confirm the undertaking of the Supporting Parties to vote their Common Shares in favour of the Privatization Transaction.
In November and December 2016, the parties and their advisors concluded negotiations of the final terms of the transaction documents in parallel to the discussions and meetings referenced above. Accordingly, there were several discussions among representatives of the Company, the Supporting Parties and legal and financial advisors to help coordinate the progress of the relevant transactions and address issues or questions that have arisen from time to time.
PRELIMINARY ORDER, LENDER WAIVERS AND CHAPTER 15 CASES
On October 31, 2016, Catalyst filed a petition with the Court seeking the issuance of various orders in order to facilitate the implementation of the Recapitalization, including the deferral of the November 1, 2016 interest payment on the Notes, and to preserve the status quo for the duration of the Recapitalization process, all through the Plan of Arrangement in accordance with the CBCA. On October 31, 2016, Catalyst also obtained waivers from the Lenders in respect of defaults that would have occurred under the ABL Credit Facility and Existing Senior Secured Term Loan as a result of the filing of such petition and related proceedings and as a result of the deferral of the payment of interest that was due to the Noteholders on November 1, 2016. The waivers were amended and extended by an amending agreement dated as of November 28, 2016 and, subject to satisfaction of certain conditions, will remain in force until January 31, 2017, unless further extended by the Lenders.
On November 1, 2016, Catalyst and a number of its Subsidiaries commenced the Chapter 15 Cases in the U.S. Bankruptcy Court. The primary purpose of the Chapter 15 Cases is to obtain recognition in the United States of the CBCA proceedings and to give full force and effect in the United States to all material orders that will be entered by the Court, including the Interim Order and the Final Order. Catalyst anticipates that the final hearing in the U.S. Bankruptcy Court regarding entry of the U.S. Recognition Order will occur shortly after the entry of the Final Order.
On November 17, 2016, Catalyst obtained an extension of the Preliminary Order to December 9, 2016 pursuant to the Amended Preliminary Order. The Amended Preliminary Order was further amended by the Interim Order which extended the stay contained in the Preliminary Order to January 31, 2017.

REASONS FOR THE RECAPITALIZATION
The significant levels of the Company's debt burden and debt service costs have adversely impacted the Company's available liquidity and financial position. The Company's future viability is dependent on the renegotiation of the impending maturities of its Notes and its ABL Credit Facility and Existing Senior Secured Term Loan. The current financial position and earnings projections of the Company for the next twelve months raise substantial doubt as to whether the Company will be able to pay its obligations under the ABL Credit Facility and the Existing Senior Secured Term Loan, both of which are due in July 2017, and under the Notes due in October 2017.
In the course of its evaluation of the Recapitalization, the Independent Committee and the Board consulted with financial and legal advisors, received the Fairness Opinions and Formal Valuation from PwC, and considered a number of factors including, among others, the following:
•	the current level of indebtedness of Catalyst and its ability to execute its business plan and service its outstanding indebtedness;
•
the ability of the Recapitalization to substantially reduce Catalyst's outstanding indebtedness and its annual cash interest payments (for the first, and potentially subsequent years following the Effective Date) and extend the maturity date of Catalyst's debt, allowing Catalyst to focus on its strategic initiatives;

•
the consequence of Catalyst not having sufficient liquidity to refinance its debt as it matures in July and October 2017, and the likely result, in the absence of the implementation of the Recapitalization, of a filing under the CCAA and parallel filings under Chapter 15 of the United States Code or, in the absence of a restructuring under such filings, an orderly liquidation process, both of which would have a negative impact on Catalyst and the long-term value of Catalyst's assets;

•
the Recapitalization would not adversely impact any amounts owing to Catalyst's vendors or affect any of Catalyst's contractual relationships with its trade vendors, resulting in minimal, if any, disruption to Catalyst's ongoing operations;

•
the support for the Recapitalization and the Privatization Transaction by the Supporting Parties holding approximately 70% of the issued and outstanding Common Shares and approximately 87% of the aggregate outstanding principal amount of the Notes;

•	the support for the Recapitalization and the Privatization Transaction by Stonehill which holds approximately 9.98% of the outstanding Common Shares; and
•	the lack of currently feasible and available alternatives to the Recapitalization.
In the course of its deliberations, the Board also identified and considered a variety of risks, including, but not limited to, certain of the risks identified in this Circular under "Risk Factors".
The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Recapitalization, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Board's recommendations were made after consideration of all of the above-noted factors and in light of the Board's collective knowledge of the business, financial condition and prospects of Catalyst, and were also based upon the advice of financial and legal advisors to the Company. In addition, individual members of the Board may have assigned different weights to different factors and considerations.
FORMAL VALUATION AND FAIRNESS OPINIONS OF PwC
PwC was engaged by Catalyst, at the direction of the Independent Committee, to provide the PwC Opinions pursuant to an engagement letter dated October 7, 2016, as amended on October 25, 2016, November 28, 2016 and December 3, 2016. Specifically, PwC was engaged as professional advisors experienced in business and securities valuations to provide the Formal Valuation to be delivered and presented to the Independent Committee, pursuant to and in accordance with MI 61-101, with respect to the current fair market value of all of the Common Shares as at October 31, 2016. In addition, PwC was engaged to provide the Fairness Opinions as to whether the Recapitalization is fair, from a financial point of view, to each of Catalyst, the Minority Shareholders and the Noteholders, and whether the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders.
The full text of the PwC Report is attached as Appendix "F" to this Circular, and Shareholders and Noteholders are encouraged to read the PwC Report carefully and in its entirety. The PwC Report describes the scope of the review undertaken by PwC, the assumptions made by PwC, the limitations on the use of the PwC Report, and the basis of PwC's valuation and fairness analysis for the purposes of the PwC Opinions, among other matters. The summary of the PwC Opinions set forth in this Circular is qualified in its entirety by reference to the full text of the PwC Report. PwC has provided its written consent to the inclusion of the PwC Report in this Circular. The PwC Report states that it may not be used, or relied upon, by any person other than the Board and the Independent Committee, without the express prior written consent of PwC.

Fairness Opinions Conclusion
PwC concluded that as of October 31, 2016 and, subject to the assumptions, limitations and qualifications and other matters considered by PwC in connection with the preparation of the Fairness Opinions:
•	the Recapitalization is fair from a financial point of view, to Catalyst;
•	the Recapitalization is fair, from a financial point of view, to the Minority Shareholders of Catalyst;
•	the Recapitalization is fair, from a financial point of view, to the Noteholders of Catalyst; and
•	the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders of Catalyst.
Formal Valuation Conclusions
PwC concluded that, subject to the limitations, the scope of review and the assumptions set out in the Formal Valuation, the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that, subject to the limitations, the scope of review and the assumptions set out therein, the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per share.
RECOMMENDATION OF THE BOARD
Based on a range of factors, including the terms of the Recapitalization and the reasons for the Recapitalization set forth above, discussions with Catalyst's legal and financial advisors, the Fairness Opinions, the Formal Valuation and the recommendations of the Independent Committee, the Board has unanimously determined that the Recapitalization (including the Privatization Transaction component thereof) is in the best interests of Catalyst, and has unanimously approved the Recapitalization (including the Privatization Transaction component thereof) and authorized its submission to the Shareholders and Noteholders and to the Court for approval. Accordingly, the Board unanimously recommends that the Shareholders and the Noteholders vote FOR the Recapitalization (and that the Shareholders vote FOR the Privatization, as a step of the Recapitalization).
SECURITYHOLDER APPROVAL OF THE RECAPITALIZATION
At the Meetings, the Securityholders will be asked to vote upon the Recapitalization Resolutions, the full text of which is set out in Appendix "A" (Shareholder Resolution) and Appendix "B" (Noteholder Resolution) to this Circular.
In order for the Recapitalization Resolutions to be adopted, they must be approved by:
(a)	at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class;
(b)	at least a simple majority of the votes cast by disinterested Shareholders in accordance with the rules of the TSX;
(c)
at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101; and

(d)	at least two-thirds of the votes cast by the Noteholders present in person or represented by proxy at the Noteholders' Meeting voting as a single class.
Approval of the Privatization Resolution will also be sought as a separate vote at the Shareholders' Meeting. In order for the Privatization Transaction to become effective, the Privatization Resolution must receive the Privatization Approval.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of the Privatization Orders and completion of the DTC Removal. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
If the Privatization Approval is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed as a result of the failure to obtain the Privatization Orders, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.

The Board unanimously recommends that the Shareholders and the Noteholders vote FOR the Recapitalization (and that Shareholders vote FOR the Privatization Transaction, as a step of the Recapitalization). See "Recommendation of the Board" above.
COURT APPROVAL OF THE RECAPITALIZATION
Before the mailing of this Circular, Catalyst obtained the Interim Order providing for the calling and holding of the Meetings, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix "E" to this Circular.
Catalyst intends to make an application to the Court for the Final Order in connection with the Recapitalization at 9:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, on January 18, 2017 at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct.
Any Shareholder, Noteholder or other interested party who wishes to appear or be represented and/or to present evidence or arguments at the hearing of the application for the Final Order must file and serve a Notice of Intention to Appear no later than 4:00 p.m. (Vancouver time) on January 13, 2017, or such other date as the Court may order, along with any other documents required, all as set out in the Interim Order, the text of which is set out in Appendix "E" to this Circular, and satisfy any other requirements of the Court. The Notice of Intention to Appear must include such party's address for service in the Province of British Columbia and indicate whether such Noteholder, Shareholder or other interested party intends to support or oppose the application or make submissions, together with a summary of the position such party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.
Catalyst has been advised by its legal counsel, Stikeman Elliott LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Recapitalization and that the Court will consider, among other things, the fairness and reasonableness of the Recapitalization, both from a substantive and a procedural point of view. The Court may approve the Recapitalization, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments and in accordance with the Plan of Arrangement, Catalyst may determine not to proceed with the Recapitalization. The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
Offers and sales of the Common Shares to be issued to Noteholders pursuant to the Recapitalization have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and/or other available exemptions and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States in which Noteholders reside. The Section 3(a)(10) Exemption exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the procedural and substantive fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, and receive timely and adequate notice thereof, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Recapitalization, and the procedural and substantive fairness thereof, are approved by the Court, the Final Order will be relied upon to constitute the basis for the Section 3(a)(10) Exemption with respect to the Common Shares to be issued to the Noteholders pursuant to the Recapitalization. To the extent state blue-sky laws are applicable to any offers or sales of the Common Shares made in any state or territory of the United States, Catalyst will rely on available exemptions under such laws. See "Recapitalization - United States Securities Law Considerations".
For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Interim Order attached in Appendix "E" to this Circular. The Notice of Hearing of Petition, also attached in Appendix "E" to this Circular, constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.
CHAPTER 15 RECOGNITION ORDER
On November 1, 2016, Catalyst and a number of its Subsidiaries commenced the Chapter 15 Cases in the U.S. Bankruptcy Court. Catalyst, in its capacity as foreign representative for itself and its affiliated debtors in the Chapter 15 Cases, seeks, among other things, to have the U.S. Bankruptcy Court enter the proposed U.S. Recognition Order (i) granting the petitions filed in the Chapter 15 Cases and recognizing, on a final basis, the proceedings initiated by Catalyst in the Court pursuant to the CBCA, as foreign main proceedings or foreign non-main proceedings, (ii) giving full force and effect in the United States to any and all orders that will be made or entered by the Court, including the Interim Order and the Final Order, and (iii) granting such other relief, including provisional relief, as necessary to effectuate the Recapitalization. On November 2, 2016, the U.S. Bankruptcy Court entered certain administrative orders and entered an order granting certain of the relief sought in the U.S. Recognition Order on a provisional basis. Catalyst intends to seek recognition in the Chapter 15 Cases of the Amended Preliminary Order, the Interim Order and the Final Order following their entry by the Court in the CBCA proceeding. Catalyst anticipates that the final hearing in the U.S. Bankruptcy Court regarding entry of the U.S. Recognition Order will occur shortly after the entry of the Final Order.

CONDITIONS TO THE COMPLETION OF THE RECAPITALIZATION
The implementation of the Recapitalization is subject to a number of conditions being satisfied at or before the Effective Time, including, but not limited to, the following:
•	the approval and adoption by the Securityholders of the Recapitalization Resolutions at the Meetings in accordance with the Interim Order;
•
the Final Order and the U.S. Recognition Order having been obtained, and the Interim Order, Final Order and the U.S. Recognition Order, not having been set aside or modified in a manner unacceptable to Catalyst and the Supporting Parties, each acting reasonably, on appeal or otherwise;

•
the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments shall have been completed, be implemented and become effective concurrently with the implementation of the Plan of Arrangement;

•	Catalyst having obtained the approval of the TSX to the Recapitalization;
•
no Governmental Entity having enacted, issued, promulgated, enforced or entered any law or order which is then in effect and that has the effect of making the Recapitalization illegal or otherwise preventing or prohibiting consummation of the Recapitalization; and

•	Catalyst shall have paid all Note Trustees Fees in full in cash.
The Recapitalization Support Agreement also contains a number of conditions that must be satisfied prior to implementation of the Recapitalization. See "Recapitalization - Support Agreement". The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
EFFECT OF THE RECAPITALIZATION
If the Recapitalization and the Privatization Transaction are completed, the Noteholders immediately before the Recapitalization will hold 100% of the issued and outstanding Common Shares after the Recapitalization. Additionally, Noteholders will hold a proportionate interest in the New Secured Term Loan. If the Recapitalization and the Privatization Transaction are completed, the existing Shareholders before giving effect to the Recapitalization, other than the Supporting Parties, will receive the Cash Consideration in exchange for their Common Shares. After the Recapitalization and the Privatization Transaction, the Common Shares will be delisted from the TSX and Catalyst will cease to be a reporting issuer under applicable Canadian Securities Laws. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
In the event the Privatization Transaction component of the Recapitalization is not completed, on completion of the Recapitalization, the Noteholders immediately before the Recapitalization will hold 95% of the issued and outstanding Common Shares after the Recapitalization. Additionally, Noteholders will hold a proportionate interest in the New Secured Term Loan. The existing Shareholders before giving effect to the Recapitalization will hold 5% of the issued and outstanding Common Shares after the Recapitalization. Application has been made to the TSX to approve the Recapitalization and to list the Common Shares issuable in connection with the Recapitalization in the event that the Privatization Approval is not obtained at the Shareholders' Meeting. There is substantial doubt that the continued listing requirements of the TSX will be satisfied in connection with or following the completion of the Recapitalization. If Catalyst is unable to satisfy the continued listing requirements of the TSX following completion of the Recapitalization, the Common Shares may be delisted from the TSX and no liquid market may exist for the Common Shares.
RECAPITALIZATION SUPPORT AGREEMENT
On October 30, 2016, Catalyst entered into the Recapitalization Support Agreement with the Supporting Parties, who currently hold approximately 70% of the Common Shares and 87% of aggregate outstanding principal amount of the Notes.
Pursuant to the Recapitalization Support Agreement, and subject to the terms and conditions thereof, the Supporting Parties agreed to: (i) vote all of their Common Shares and the entire principal amount of the Notes held by them, as applicable, in favor of the Recapitalization, and (ii) vote all of their respective Notes and Common Shares against any action or transaction that would reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization.
Under the Recapitalization Support Agreement, each of the Supporting Parties also agreed:
(i)	to use reasonable efforts to support the approval of the Recapitalization by the Court, the issuance of the Interim Order, the Final Order and the U.S. Recognition Order;
(ii)
to provide its consent to the amendment, modification, deletion, suspension, application or waiver of the provisions of any existing agreement with Catalyst that is required to be amended, modified, deleted, suspected, applied or waived in order to effect the Recapitalization;

(iii)
not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of the Notes, except as required in connection with the consummation of the Recapitalization or pursuant to a default under the Recapitalization Support Agreement;

(iv)
to forbear from exercising or directing the trustee under the Indenture to forbear from exercising, any default-related rights, remedies, powers or privileges, or from instituting any enforcement actions or collection actions with respect to any obligations under the Indenture or otherwise, except as required in connection with the consummation of the Recapitalization or pursuant to a default under the Recapitalization Support Agreement;

(v)	not to object to, impede or take any action or omit to take any action that would interfere with, delay, challenge, frustrate or hinder the consummation of the Recapitalization;
(vi)
not to propose, initiate, solicit, file, support or vote any of the Notes or Common Shares in favor of any alternative offer, transaction or plan that is inconsistent with the Recapitalization (a "Competing Offer");

(vii)	to oppose and vote all of their Notes and Common Shares against any Competing Offer or proceeding under the CBCA;
(viii)
not to take, or omit to take, any action, directly or indirectly, that is materially inconsistent with, or is intended or is reasonably likely to interfere with the consummation of the Recapitalization;

(ix)	not to participate in any material discussions with any regulator relating to the Recapitalization without providing Catalyst with a reasonable opportunity to participate in such discussions; and
(x)	to effect the DTC Removal.
Each Supporting Party agreed not to sell, assign, pledge, mortgage, hypothecate or otherwise transfer (except with respect to the granting of security generally applying to its investment, which does not adversely affect such Supporting Party's ability to perform its obligations under the Recapitalization Support Agreement) any of the Notes or Common Shares owned by such Supporting Party (the "Relevant Securities"), except to a transferee: (i) who is not a direct or indirect competitor of Catalyst; and (ii) is a Person already bound to the Recapitalization Support Agreement, is a Person who contemporaneously with the transfer of such Relevant Securities agrees to be bound by the provisions of the Recapitalization Support Agreement or is an investment affiliate of such transferring Supporting Party. Each Supporting Party also agreed not to deposit any of its Relevant Securities into a voting trust, or grant any proxies or powers-of-attorney or attorney-in-fact, or enter into a voting agreement or arrangement, with respect to the voting of any of its Relevant Securities, if such trust, grant, agreement or arrangement would restrict the ability of such Supporting Party to comply with its obligations under the Recapitalization Support Agreement.
Pursuant to the terms of the Recapitalization Support Agreement, Catalyst agreed to pay all of the Supporting Parties' reasonable out-of-pocket fees and expenses (including reasonable documented out-of-pocket legal fees and expenses) directly to the applicable Supporting Party in connection with the Recapitalization.
The Recapitalization Support Agreement stipulates that the following conditions, among others, must be satisfied prior to the consummation of the Recapitalization:
(i)	the Recapitalization will have been completed before the Outside Date;
(ii)	all disclosure documents and agreements in respect of the Recapitalization shall be in a form agreed to in advance by Catalyst and the Supporting Parties, each acting reasonably;
(iii)
the Plan of Arrangement, Final Order, U.S. Recognition Order, and all other orders and all material filed by or on behalf of Catalyst under the CBCA and the Chapter 15 Cases shall be in a form reasonably agreed to by Catalyst and the Supporting Parties, each acting reasonably;

(iv)	the Plan of Arrangement shall have been approved by the requisite votes of all Securityholders, as required by the Interim Order, by law and by the TSX;
(v)	the Plan of Arrangement shall have been approved by the Court pursuant to the Final Order;
(vi)	the U.S. Recognition Order shall have been entered by the U.S. Bankruptcy Court;
(vii)
no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and that has the effect of making the Recapitalization illegal or otherwise preventing or prohibiting consummation of the Recapitalization;

(viii)	Catalyst shall have obtained the approval of the TSX to the Recapitalization;
(ix)	the receipt of any required regulatory approvals; and
(x)
the Supporting Parties shall have received from counsel to Catalyst customary forms of legal opinion with respect to, among other things, the validity of the security created by the New Secured Term Loan.

The Recapitalization Support Agreement may be terminated with respect to the obligations of each Supporting Party upon the occurrence and, if applicable, the continuation of, among others, any of the following events:
(i)	the failure of Catalyst to perform or comply in all material respects with the material covenants set out in the Recapitalization Support Agreement;
(ii)	the issuance of any final decision, order or decree by any Governmental Entity which restrains or impedes in any material respect the Recapitalization;
(iii)	the amendment, modification or filing of a pleading by Catalyst seeking to amend, modify or withdraw in any material respect the Plan of Arrangement or any document related thereto;
(iv)	the occurrence of a Material Adverse Effect (as such term is defined in the Recapitalization Support Agreement);
(v)	the filing by Catalyst of any motion or pleading with the Court that is not consistent in any material respect with the Recapitalization Support Agreement;
(vi)	the entry of any order by the Court or the U.S. Bankruptcy Court that is not consistent in any material respect with the Recapitalization Support Agreement;
(vii)	the Recapitalization not being consummated on or before the Outside Date, provided that such delay is not the result of the actions or inactions of the Supporting Parties; or
(viii)
an alternative offer, matter, transaction, restructuring or liquidation of Catalyst (a "Superior Proposal") has been proposed or made available that is reflected in an executed definitive document and that the Supporting Parties determine, in their good faith judgment, would result in a transaction which is, in the aggregate, more favorable to Catalyst and its stakeholders than the Recapitalization.

The Recapitalization Support Agreement may be terminated by Catalyst upon the occurrence and, if applicable, the continuation of, among others, any of the following events:
(i)	the issuance of any final decision, order or decree by any Governmental Entity which restrains or impedes in any material respect the Recapitalization;
(ii)
if at any given time the Supporting Parties party to the Recapitalization Support Agreement represent less than two-thirds (2/3) of the aggregate principal amount of the outstanding Notes or less than two-thirds (2/3) of the outstanding Common Shares;

(iii)	the Recapitalization not being consummated on or before the Outside Date, provided that such delay is not the result of the actions or inactions of Catalyst; or
(iv)	the Board determines, as a result of its fiduciary duties or other legal requirements, that it does not intend to, or will not, approve or cause or permit Catalyst to consummate the Recapitalization.
In addition the Recapitalization Support Agreement may be terminated by mutual consent of Catalyst and each of the Supporting Parties.
Upon termination, the Recapitalization Support Agreement shall be of no further force and effect and each party shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to the Recapitalization Support Agreement, except for the rights, agreements, commitments and obligations under certain specified sections.
On November 18, 2016 the Company and the Supporting Parties amended the Recapitalization Support Agreement to extend certain deadlines contemplated thereunder.

The Recapitalization Support Agreement was initially entered into by Catalyst and the Supporting Parties as an alternative to the KGI transaction proposed under the KGI Support Agreement. The obligations of Catalyst and the Supporting Parties under the Recapitalization Support Agreement with respect to the Recapitalization were also initially subject to the non-completion of the KGI transaction contemplated under the KGI Support Agreement or termination of the KGI Support Agreement. As described under "Background to the Recapitalization", KGI did not present a binding proposal in response to the Company's letter permitting such a proposal.
On December 14, 2016, the Principal Securityholders terminated the KGI Support Agreement.
On December 14, 2016, the Company and the Supporting Parties entered into the second amendment to the Recapitalization Support Agreement in order to reflect the terms of the Privatization Transaction and confirm the undertaking of the Supporting Parties to vote their Common Shares in favour of the Privatization Transaction.
A complete copy of the Recapitalization Support Agreement is available on the Company's SEDAR profile and can be accessed at www.sedar.com.

STONEHILL SUPPORT AGREEMENT
On December 13, 2016, Stonehill entered into a support agreement (the "Stonehill Support Agreement") with Catalyst, pursuant to which, among other things, it agreed to vote all of the Common Shares held by it, representing approximately 9.98% of the issued and outstanding Common Shares in favor of the Recapitalization and the Privatization Transaction.
DESCRIPTION OF NEW SECURED TERM LOAN
In consideration of the discharge of a portion of the debt evidenced by the Notes, Catalyst will be deemed to have borrowed the New Secured Term Loan pursuant to a credit agreement to be dated as of the Closing Date (as defined under "— Certain Definitions Used in the New Secured Term Loan Agreement" below), among Catalyst, the Guarantors, Wilmington Trust, as Administrative Agent (or such other administrative agent as may be acceptable to New Term Lenders holding at least 50% in principal amount of the New Secured Term Loan; provided that the appointment of any such other administrative agent shall be subject to the consent of Catalyst, which consent shall not be unreasonably withheld, conditioned or delayed) (the "Administrative Agent"), and Computershare Trust Company of Canada, as collateral trustee (the "Collateral Trustee").
The statements in this section are summaries of certain material terms and provisions of the New Secured Term Loan Agreement and the collateral documents. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in the New Secured Term Loan Agreement and the collateral documents. Therefore, we urge you to read the New Secured Term Loan Agreement and the collateral documents because they, and not this description, define your rights as holders of the New Secured Term Loans. You may obtain a copy of the New Secured Term Loan Agreement and the collateral documents from Catalyst upon request.
Definitions relating to certain capitalized terms are set forth under "— Certain Definitions Used in the New Secured Term Loan Agreement" below and are also set forth throughout this description. Capitalized terms that are used but not otherwise defined in this description have the meanings ascribed to them in the New Secured Term Loan Agreement or, if not defined therein, in the Collateral Trust Agreement or Intercreditor Agreement, as applicable. References herein to "$" or "dollars" are to Canadian dollars and references to "US$" or "U.S. dollars" are to United States dollars.
Amount
The New Secured Term Loan will be in an aggregate principal amount of US$135.0 million plus the Post-November 2016 Accrued Interest.
For illustration purposes, and assuming the Effective Date of the Recapitalization was January 24, 2017, the principal amount of the New Secured Term Loan would be US$141.6 million. This reflects the principal amount of the New Secured Term Loan and the accrual of interest under the Notes that is converted into principal under the New Secured Term Loan as part of the Recapitalization.
Maturity
The New Secured Term Loan will mature on the date that is the five year anniversary of the Closing Date.
Interest
Interest on the New Secured Term Loan will accrue at the following per annum rates and on the following terms during the corresponding time periods specified below:
(i)	from the Closing Date through the first anniversary of the Closing Date, 12.0% paid-in-kind, paid quarterly in arrears;
(ii)
from the first day after the first anniversary of the Closing Date through the second anniversary of the Closing Date, either (a) at the election of the Company, either (x) 12.0% cash pay or (y) 6.0% cash pay plus 6.0% paid-in-kind or (b) if approved by the Required New Term Lenders, 12.0% paid-in-kind, in each of the foregoing cases, paid quarterly in arrears; and

(iii)
thereafter and through the Maturity Date, at the election of the Company, either (a) 12.0% cash pay, or (b) 6.0% cash pay plus 6.0% paid-in-kind, in each of the foregoing cases, paid quarterly in arrears.

Amortization
The New Secured Term Loan will not amortize. Principal and all other outstanding amounts accruing under the New Secured Term Loan Agreement shall be payable on the Maturity Date, upon acceleration, and otherwise in accordance with the Mandatory Prepayments and Voluntary Prepayments sections below.
Mandatory Prepayments
Commencing with the fiscal year ending December 31, 2018, and continuing thereafter, but subject always to the provisions of each of the ABL Credit Agreement and the Existing Senior Secured Term Loan Agreement (including any required consents of the lenders thereunder), the provisions governing the New Secured Term Loan shall provide for an annual excess cash flow sweep pursuant to which 75% of Excess Cash Flow will be applied to repay outstanding principal of the New Secured Term Loan at par.

If Catalyst or any Guarantor receives any net cash proceeds (a) in respect of any Disposition Event (subject to, if approved by the Required New Term Lenders, customary provisions permitting the reinvestment in the business of the Loan Parties of net cash proceeds in amounts and within prescribed time periods to be agreed and reflected in the New Secured Term Loan Agreement), or (b) from a casualty or condemnation proceeding in respect of any assets, all such net cash proceeds, subject always to the provisions of the Intercreditor Agreement, shall be applied, first, in accordance with the provisions of the Existing Senior Secured Term Loan Agreement, to repay outstanding principal under the Existing Senior Secured Term Loan and, second, to repay outstanding principal under the New Secured Term Loan at par, subject to customary reinvestment and replacement rights and other customary exceptions. If Catalyst or any Guarantor receives net cash proceeds from any issuance or incurrence of debt (other than indebtedness permitted to be incurred under the terms of the New Secured Term Loan but excluding proceeds from sale and leaseback transactions), such net cash proceeds shall be applied to repay the New Secured Term Loan.
Voluntary Prepayments
The New Secured Term Loan Agreement will permit the Company to prepay all or a portion of the New Secured Term Loan at any time without any pre-payment premium or penalty, subject to customary advance notice requirements. Any portion of the New Secured Term Loan that is repaid may not be reborrowed.
Representations and Warranties
The New Secured Term Loan Agreement will contain, among others, representations and warranties including those pertaining to: organizational status; power and authority, qualification, execution, delivery and enforceability of the definitive documentation; with respect to the execution, delivery and performance of the New Secured Term Loan, no violation of, or conflict with, law, charter documents or Material Contracts; litigation; margin regulations; material governmental approvals with respect to the execution, delivery and performance of the New Secured Term Loan; Investment Company Act; PATRIOT Act; accuracy of disclosure and financial statements; since the Closing Date, no Material Adverse Effect; taxes; compliance with laws (including OFAC and FCPA); ERISA; subsidiaries; intellectual property; creation, validity and perfection of security interests; environmental laws; properties; subject, in the case of each of the foregoing representations and warranties, to certain qualifications and limitations for materiality.
Affirmative Covenants
The New Secured Term Loan will contain, among others, the following affirmative covenants:
(1)
Financial statements and other information – provide monthly, quarterly and annual financial statements with (in the case of quarterly and annual financial statements) accompanying management's discussion and analysis and other customary reporting for a term loan (accompanied by periodic compliance certificates) and quarterly lender calls;

(2)	Existence; conduct of business – preservation of the corporate existence of the Company and the Restricted Subsidiaries;
(3)	Payment of obligations – payment of material obligations, including taxes;
(4)	Maintenance of properties – operation and maintenance of properties in good working order and condition;
(5)	Books and records; inspection rights – maintenance of proper records and establishment of inspection rights;
(6)	Compliance with applicable laws and material contracts – comply with applicable laws and Material Contracts;
(7)	Further assurances – promptly cure any defects in execution and delivery of any documents for the New Secured Term Loan;
(8)	Insurance – maintain insurance coverages consistent with those customary for operators of similarly situated businesses in similar locations;
(9)
Additional Subsidiaries; Additional Liens – any new Restricted Subsidiaries and related assets shall guarantee and secure (subject to the terms and conditions of the Collateral Trust Agreement and the Intercreditor Agreement) the New Secured Term Loan;

(10)	Environmental laws – compliance with environmental laws;
(11)	Pension plans – compliance with customary benefits, pension plan and pension law requirements including disclosure of material liabilities;
(12)
Consents regarding leasehold collateral – compliance with requirements for and the use of commercially reasonable effort to obtain consents required in order to perfect a security interest in leasehold collateral; provided that no such efforts need be made to the extent that such efforts have previously been made under the terms of the ABL Credit Facility, the Indenture or the Existing Senior Secured Term Loan Agreement; and

(13)
Notice of material events – Company to notify the Administrative Agent promptly of any defaults or events of default, Material Adverse Effect, material litigation, ERISA events and other customary material events.

Negative Covenants and Financial Covenant
The New Secured Term Loan will contain, among others, the following negative and financial covenants:
(1)
Indebtedness – restrictions on the incurrence of indebtedness by the Company and the Restricted Subsidiaries, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, but in any event including exceptions for:

(a)
indebtedness constituting Working Capital Secured Obligations (including the indebtedness under the ABL Credit Facility) in an aggregate principal amount not to exceed $325 million (the "Working Capital Secured Obligations Cap"), including all related guarantees thereof;

(b)
indebtedness constituting Fixed Assets Secured Obligations (including the indebtedness under the Existing Senior Secured Term Loan Agreement and the New Secured Term Loan Agreement) in an aggregate principal amount not to exceed US$227 million (the "First Lien Fixed Assets Secured Obligations Cap"), including and all related guarantees thereof;

(c)	any indebtedness of one Loan Party to another Loan Party;
(d)	any guarantee by a Loan Party of indebtedness of another Loan Party which is permitted hereunder;
(e)
indebtedness of the Loan Parties secured by purchase money liens or constituting capital lease obligations or incurred pursuant to a sale and leaseback transaction in an aggregate amount outstanding at any time not to exceed $75 million for all Loan Parties;

(f)
any indebtedness in respect of derivatives transactions entered into with a counterparty that is neither an ABL Lender nor a Derivatives Lender (as such term is defined in the ABL Credit Agreement) and which is not secured by any lien on any property of any Loan Party or any Restricted Subsidiary; provided that any such indebtedness may be supported by one or more letters of credit issued under the ABL Credit Agreement or by the pledge or deposit of cash or cash equivalents up to an aggregate amount not to exceed $10 million at any time;

(g)	unsecured guarantees in the ordinary course of business of any Loan Party of the obligations of suppliers to or licensees of such Loan Party;
(h)
indebtedness of the Loan Parties in respect of accommodation guarantees for the benefit of trade creditors of a Loan Party, trade letters of credit, standby letters of credit, performance bonds, bankers' acceptances and surety bonds, in each case, incurred in the ordinary course of business of the Loan Parties in an aggregate principal amount not to exceed $5 million at any one time outstanding;

(i)	other unsecured indebtedness of any of the Loan Parties not to exceed, in the aggregate at any time outstanding, $25 million; and
(j)
subject to (i) the terms and conditions of the ABL Credit Facility and (ii) approval by the Required New Term Lenders, the Company will be permitted to (x) form a wholly-owned special purpose subsidiary and (y) transfer thereto certain assets (including fixed assets) of the Company and its Subsidiaries to be agreed upon by such lenders (which assets shall thereupon be released from the liens securing the New Secured Term Loan), for the purpose of enabling the Company to cause to be incurred by such special purpose subsidiary project financing and equipment financing indebtedness to be used to fund the purchase or acquisition of assets utilized solely in furtherance of the growth of certain Company business lines.

(2)	Liens – restrictions on granting liens, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, but including, in any event, exceptions for:
(a)	liens on Collateral securing Working Capital Secured Obligations;
(b)	liens on Collateral in favour of the Collateral Trustee securing Fixed Assets Secured Obligations;
(c)
liens on assets of any of the Loan Parties which do not (and are not by the terms of the New Secured Term Loan Agreement required to) constitute Collateral, to the extent such assets are acquired by the applicable Loan Party(ies) after the Closing Date and secure indebtedness otherwise permitted to be incurred and secured under Section 1 above; and

(d)	other liens constituting Permitted Liens (as that term is defined in the ABL Credit Agreement).
(3)
Fundamental changes – restrictions on mergers, amalgamations, consolidations, liquidations and dissolutions, sales of equity securities of any wholly-owned subsidiary and sales of all or substantially all of the assets of any of the Loan Parties or the Restricted Subsidiaries, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, but including, in any event, exceptions for any such transactions between or among Loan Parties.

(4)
Investments, loans, advances, guarantees and acquisitions – restrictions on the making of investments, loans, advances, guarantees and acquisitions, subject to subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, but including, in any event, exceptions for:

(a)	investments, loans or advances by any Loan Party in or to any other Loan Party;
(b)
investments by any Loan Party in any Unrestricted Subsidiary in an aggregate amount not to exceed $1 million at any one time and so long as no default exists or would arise as a result of such investment;

(c)	investments by any Loan Party in a wholly-owned special purpose subsidiary referred to in section 1(j) above approved by the Required New Term Lenders;
(d)	investments in cash equivalents;
(e)	guarantees permitted in Section 1 above;
(f)
certain loans and advances made in the ordinary course of business to employees, directors or officers of any Loan Party or any of their Subsidiaries to the extent the same are permitted under the ABL Credit Agreement;

(g)	other investments in an aggregate amount for all Loan Parties not to exceed $10 million at any time outstanding; and
(h)
any other investment or acquisition; provided that (i) no default exists or would arise as a result thereof; (ii) prior to and at the time immediately following the making of such investment or the completion of such acquisition, the Borrower is in compliance with all conditions set forth in the ABL Credit Agreement as in effect on date hereof; (iii) the Total Consolidated Debt Ratio on a pro forma basis after taking into account such investment or acquisition shall be less than the Total Consolidated Debt Ratio immediately prior to such investment or acquisition and (iv) in the case of an acquisition, the Administrative Agent and/or the Collateral Trustee, as applicable, shall receive such guarantees and security, opinions and other documents as the Required New Term Lenders may reasonably require in respect of (A) any Fixed Assets Collateral so acquired (and any Fixed Assets Collateral of any wholly-owned subsidiary so acquired) (collectively, the "Acquired Fixed Assets Collateral"), unless such Acquired Fixed Assets Collateral is acquired by an Unrestricted Subsidiary (or such acquired wholly-owned subsidiary holding such Acquired Fixed Assets Collateral is an Unrestricted Subsidiary) under customary circumstances; and (B) any Working Capital Collateral so acquired where one or more liens have been or are to be granted to the ABL Agent (or any holder of liens securing any permitted refinancing of indebtedness permitted under to Section 1(a) above) therein, all subject to the terms of the Intercreditor Agreement.

(5)	Derivatives transactions – restrictions on derivatives transactions for speculative purposes.
(6)	Restricted payments – restrictions on making restricted payments, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, but including, in any event, exceptions for:
(a)	dividends payable by the Company solely in additional equity securities of the Company;
(b)	Restricted Payments made by any Loan Party (other than the Company) to any other Loan Party and redemptions or repurchases by any Loan Party (other than the Borrower) of its own equity securities;
(c)	payments or prepayments (whether voluntary or mandatory) of any principal, interest, premium or other amount in respect of any indebtedness under the New Secured Term Loan; and
(d)	restricted payments made pursuant to or in connection with the Plan of Arrangement pursuant to which the Notes were exchanged for interests in the New Secured Term Loan.
(7)	Transactions with affiliates – restrictions on engaging in transactions with Related Parties, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, including:
(a)
transactions entered into in the ordinary course of business at prices and on terms and conditions not less favourable to the applicable Loan Party than could be obtained on an arm's-length basis from unrelated third parties;

(b)	transactions between or among only Loan Parties;
(c)	the payment of reasonable and customary fees to directors of a Loan Party;
(d)
any other transaction with any employee, officer or director of a Loan Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Loan Party and entered into in the ordinary course of business; and

(e)	any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of a Loan Party on behalf of or for the account of the Loan Party.

(8)
Sale and lease-back transactions – restrictions on entering into sale and lease‑back transactions, subject to certain exceptions to be set forth in the New Secured Term Loan Agreement, including; provided that no default exists or would arise as a result of the entering into of such transaction, any sale and leaseback transaction entered into:

(a)	between Loan Parties involving property which is not Collateral; and
(b)
by a Loan Party where (i) the Property which is the subject matter of the transaction is not Collateral; (ii) any liens arising in connection therewith constitute permitted liens; and (iii) if such real property is used in the operations of the Loan Parties, access and usage agreements have been delivered, provided that the aggregate amount of indebtedness outstanding at any time under all such transactions entered into by all Loan Parties shall not exceed $75 million (when aggregated with all purchase money indebtedness and capital lease obligations outstanding at such time).
(9)
Unconditional purchase obligations – restrictions on the Loan Parties entering into Material Contracts constituting unconditional purchase obligations, except in the ordinary course of its business and to the extent the property or services supplied are reasonably expected to be used in the ordinary course of its business.

(10)	No amendments to Material Contracts – restrictions on modifications to any Material Contract if such could reasonably be expected to have a Material Adverse Effect.
(11)
Disposition of shares and assets – restrictions on the disposition of shares and other assets, except sale of inventory in the ordinary course of business and certain other exceptions to be set forth in the New Secured Term Loan Agreement, but including, in any event:

(a)
dispositions of used, worn out, obsolete or surplus property in the ordinary course of business and the abandonment or disposition of intellectual property rights no longer required in or useful to the conduct of the business of the Loan Parties;

(b)	dispositions of Excluded Assets;
(c)	dispositions comprising or pursuant to mergers, amalgamations, consolidations, liquidations, wind-ups and dissolutions otherwise permitted;
(d)	dispositions pursuant to sale and leaseback transactions otherwise permitted;
(e)
leases, subleases or licenses of any property in the ordinary course of business which do not interfere in any material respect with the conduct of business of any Loan Party or any Restricted Subsidiary;

(f)	dispositions of assets comprising Collateral (other than cash or cash equivalents) between or among Loan Parties;
(g)	dispositions of equity securities between or among Loan Parties;
(h)	dispositions of property (other than equity securities of any Loan Party) not comprising Collateral between or among Loan Parties;
(i)	assignments and licenses of intellectual property rights in the ordinary course of business; and
(j)
any other disposition of property, other than property which is Collateral, having a fair market value for all such dispositions of not greater than 5% of consolidated tangible assets during the period from the Closing Date to the fifth anniversary thereof.

(12)
Change of corporate name or location; change of fiscal year – No Loan Party shall (a) change its name, (b) change its chief executive office, registered office pursuant to its organizational documents, principal place of business, mailing address, corporate offices, the location of its records, including books and records concerning the Collateral or warehouses or locations at which Collateral is held, stored or located, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its jurisdiction of organization or (e) change its jurisdiction of formation, amalgamation or organization without, in each case above except for subsection (c) (which shall require the prior written consent of the lenders holding at least 50% of the aggregate outstanding principal amount of the New Secured Term Loan), at least 30 days' prior written notice to the Collateral Trustee and the Administrative Agent and provided that any such new location shall be in Canada or the United States. No Loan Party shall change its Fiscal Year.

Events of Default
The New Secured Term Loan will contain, among others, the following events of default:
(1)	Representations and warranties – breach of representation and warranty in any material respect (or in all respects where already qualified by materiality) when made or deemed to be made;
(2)	Payment of principal – non-payment of any principal under the New Secured Term Loan when due;

(3)	Payment of interest – non-payment of any interest, fee or other amount (other than principal) under the New Secured Term Loan within 3 business days of the due date therefor;
(4)
Certain covenant defaults - failure to observe or perform the covenants with respect to notice of default, maintenance of corporate or partnership existence, payment of obligations, to obtain and maintain insurance, to fund pension plans and breach of any negative covenant;

(5)
Other covenant defaults – with 30-day cure period following the earlier of the date of notice from the Administrative Agent or the date on which such default first becomes known to an officer of the Company;

(6)	Failure to deliver financial statements and other reporting – with 10-day cure period following the date such financial statements or reporting is initially due;
(7)	failure to make any payment in respect of Material Indebtedness when the same becomes due and payable, which failure continues after any applicable grace period;
(8)
any event or condition (other than any failure to pay contemplated in clause (6) above) occurs and continues after any applicable grace period which results in any Material Indebtedness becoming due or permitting any holder thereof to cause such indebtedness to come due prior to its scheduled maturity;

(9)
Involuntary and voluntary bankruptcy and insolvency related matters – the occurrence in respect of any of the Loan Parties or the Restricted Subsidiaries of any of the insolvency and bankruptcy related events expressed to constitute events of default in the ABL Credit Agreement and Existing Senior Secured Term Loan Agreement;

(10)
Judgments – one or more judgments for the payment of money in a cumulative amount in excess of $25 million in the aggregate is rendered against any Loan Party which is not discharged, stayed or appealed within 30 days of the date of entry thereof;

(11)
any property of any Loan Party having a fair market value in excess of $25 million is seized or any lien thereon securing indebtedness in excess of $25 million is enforced, and such seizure or lien, as applicable, is not released, satisfied, vacated, stayed or discharged within 45 days;

(12)
one or more final judgments, not involving the payment of money, has been rendered against any Loan Party, the result of which would reasonably be expected to result in a Material Adverse Effect, unless the applicable Loan Party has (i) caused the discharge thereof within 30 days, or (ii) procured a stay of execution thereof within 30 days;

(13)
the New Secured Term Loan Agreement or any loan document entered into by any Loan Party pursuant thereto ceases to be in full force and effect and a legally valid, binding and enforceable obligation of the Loan Parties party thereto or is declared void or voidable or the validity, binding effect or enforceability thereof is contested or denied by any Loan Party;

(14)
any lien purported to be created under any collateral document granted by any Loan Party pursuant to the New Secured Term Loan Agreement ceases to be, or is asserted by any Loan Party not to be, a valid and perfected lien having the priority position contemplated therefor in the Intercreditor Agreement, subject to permitted liens;

(15)	the occurrence of a Material Adverse Effect or a Change in Control;
(16)	the occurrence of an event of default under the ABL Credit Agreement or the Existing Senior Secured Term Loan Agreement; and
(17)
certain customary pension plan-related defaults, including any Loan Party or any of the Restricted Subsidiaries voluntarily terminating any defined benefit pension plan if such plan would have a solvency or wind-up deficiency of more than $1 million; provided that such event will not constitute an event of default if it does not constitute an event of default pursuant to the ABL Credit Agreement or the Existing Senior Secured Term Loan Agreement (provided that the ABL Credit Agreement and the Existing Senior Secured Term Loan Agreement, as applicable, continue to be operative).

Upon the occurrence of an event of default (other than a bankruptcy event of default), the Administrative Agent, at the direction of the Required New Term Lenders, shall declare the full amount of the New Secured Term Loan Obligations due and payable. Upon the occurrence of a bankruptcy event of default, all such obligations shall automatically become due and payable. Upon the occurrence of any event of default, the Administrative Agent, at the direction of the Required New Term Lenders, shall exercise any rights and remedies available to the Administrative Agent.
Assignments of New Secured Term Loans
The New Secured Term Loan will be assignable to eligible assignees customary terms for facilities of this type with the consent of Catalyst (such consent not to be unreasonably withheld, delayed or conditioned and such consent to be deemed given if not delivered within 5 business days of notice thereof) so long as no event of default has occurred and is continuing; provided that assignments to competitors of Catalyst will be restricted other than following the occurrence and during the continuance of an event of default.

Conditions to Closing
The New Secured Term Loan shall be subject to the following closing conditions, each of which may be waived by the Initial Supporting Parties acting unanimously:
(1)
execution and delivery of definitive documentation, including the New Secured Term Loan Agreement, collateral documents, guarantees and/or joinders required to obtain security and ranking contemplated herein under the Collateral Trust Agreement;

(2)	delivery of corporate documents;
(3)	obtaining of all required government consents;
(4)
all representations and warranties set forth in the agreement (and related loan documents) governing the New Secured Term Loan shall be true and correct in all material respects (other than such representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct in all respects);

(5)	delivery of customary legal opinions;
(6)
payment of fees of the Administrative Agent and, to the extent invoiced at least 3 business days prior to closing, expenses of the Administrative Agent and payment of the fees and expenses of the Initial Supporting Parties;

(7)	compliance with U.S. and Canadian banking rules and regulations (e.g. anti-money laundering, "know your customer" rules);
(8)	no default or event of default shall have occurred and be continuing both immediately prior to and after giving effect to the transactions on the Closing Date; and
(9)	those closing conditions set forth in Section 8 of the Support Agreement.
Amendments, Modifications, Waivers
Catalyst and the Guarantors may direct the Administrative Agent to modify or supplement the terms of the documents evidencing the New Secured Term Loan, the guarantees thereof and the collateral documents (the "Loan Documents"), and the Administrative Agent may waive any non-compliance by the Company with the terms of the Loan Documents, in each case with the consent of lenders holding at least 50.1% of the aggregate outstanding principal amount of the New Secured Term Loan.
Notwithstanding the foregoing, without the consent of each lender under the New Secured Term Loan, any such amendment, modification, supplement or waiver may not affect certain items that would customarily require unanimous lender approval.
Notwithstanding anything to the contrary above or in the Loan Documents: (i) any amendment, supplement, modification or waiver may release the lien on the Collateral held by the Collateral Trustee if such release is provided for under the Collateral Trust Agreement, and (ii) any amendment of the type contemplated in Section 7.1(b) of the Collateral Trust Agreement shall require the consent of lenders holding at least two thirds of the aggregate outstanding principal amount of the New Secured Term Loan.
Interests in the New Secured Term Loan shall constitute "debt obligations" for the purposes of the Canada Business Corporations Act.
Governing Law
The New Secured Term Loan Agreement will be governed by and construed in accordance with the laws of the State of New York.
Certain Definitions Used in the New Secured Term Loan Agreement
The New Secured Term Loan will use, among others, the following defined terms and expressions:
"ABL Agent" means Canadian Imperial Bank of Commerce, as administrative agent pursuant to the ABL Credit Agreement, and any permitted successor and assign thereof pursuant thereto.

"ABL Credit Agreement" means the amended and restated credit agreement dated as of May 9, 2016 made among the Company, the Partnership, Catalyst Paper Holdings Inc., Catalyst Paper (USA) Inc. and Catalyst Paper Operations Inc., as borrowers and loan parties thereunder, certain other Subsidiaries of the Company, as loan parties, the ABL Lenders, as lenders, the ABL Agent and others, as such agreement is amended on the Closing Date on terms reasonably satisfactory to the Initial Supporting Parties.

"ABL Credit Facility" means the committed, revolving, asset-based credit facility made available to the Company and the other ABL Borrowers pursuant to the ABL Credit Agreement.

"ABL Lenders" means, collectively, the financial institutions from time to time party to the ABL Credit Agreement as lenders.

"Change in Control" means the occurrence of any of the following events or circumstances:

(1)
any Person or group of Related Parties becomes the beneficial owner, directly or indirectly, of equity securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity securities of the Company (other than by consolidation, merger or amalgamation);

(2)
there shall be consummated any consolidation or merger or amalgamation of the Company or pursuant to which the common shares of the Company would be converted into cash, securities or other property, other than a merger or consolidation or amalgamation of the Company in which the holders of the common shares of the Company outstanding immediately prior to the consolidation or merger or amalgamation hold, directly or indirectly, at least a majority of the common shares of the surviving corporation immediately after such consolidation or merger or amalgamation; or

(3)	other than as otherwise permitted, the Company ceases to be the beneficial owner, directly, or indirectly, of 100% of the issued and outstanding equity securities of each of the other Loan Parties.
"Closing Date" means the date on which the New Secured Term Loan Agreement is executed and delivered and the New Secured Term Loan is established.

"Collateral Trustee" means Computershare Trust Company of Canada, in its capacity as collateral trustee pursuant to the Collateral Trust Agreement.

"Debt" means, without duplication, the consolidated obligations of the Company and its Subsidiaries which are considered to constitute indebtedness in accordance with GAAP, including indebtedness for borrowed money, interest bearing liabilities, obligations secured by purchase money security interests and capital lease obligations, capitalized interest, obligations under derivatives transactions which have become due and payable, but excluding accounts payable and other trade payables, short term non-interest bearing liabilities, future income taxes (both current and long term) and obligations under derivatives transactions which are not yet due and payable.

"Disposition Event" means any disposition or related series of dispositions by a Loan Party of any Fixed Assets Collateral in respect of which a Loan Party receives (but excluding if received from another Loan Party) net cash proceeds in an aggregate amount exceeding $1 million; provided that, should there not exist a default at the time of disposition, a Disposition Event shall not include the disposition of Excluded Assets. Should there exist a default, a Disposition Event will include all dispositions regardless as to the amount of net proceeds received by a Loan Party.

"EBITDA" means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of (i) Interest Expense for such period, (ii) income tax expense for such period net of income tax refunds (provided such income tax refunds relate to amounts previously paid in cash), (iii) all amounts attributable to depreciation and amortization expense for such period, (iv) any extraordinary non-cash charges for such period, (v) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Net Income in a prior period and any non-cash charge that relates to the write-down or write-off of inventory), and (vi) Rentals minus (b) without duplication and to the extent included in Net Income, (i) any cash payments made during such period in respect of non-cash charges described in clause (a)(v) of this definition taken in a prior period and (ii) any extraordinary gains and any non-cash items of income for such period, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP. For greater certainty, foreign exchange losses or gains on Indebtedness denominated in U.S. dollars shall be treated as non-cash charges or non-cash items of income, respectively.

"Excess Cash Flow" shall mean for any fiscal year of Catalyst, the excess (calculated by Catalyst using audited financial statements for the relevant period to the extent such financial statements have been delivered to the Administrative Agent), if any, of (a) consolidated EBITDA minus (b) the sum, without duplication, of (i) the amount of cash income taxes paid by Catalyst and the Restricted Subsidiaries during such fiscal year, (ii) consolidated Interest Expense paid in cash and all Interest Expense attributable to interest accrued or paid in kind under the New Secured Term Loan during such fiscal year, (iii) the aggregate amount of capital expenditures made in cash during such fiscal year, except to the extent that such capital expenditures were financed with the proceeds of asset sales, sales or issuances of equity interests, capital contributions, insurance or indebtedness, (iv) total cash payments made on behalf of required contributions for Canadian and US benefit programs in excess of the total expense deducted from EBITDA, (v) any increase in consolidated working capital for such fiscal year, (vi) any repayments of principal outstanding under the Existing Senior Secured Term Loan Agreement and any regularly scheduled repayments of principal of any other indebtedness permitted to be incurred under the Existing Senior Secured Term Loan Agreement, in each case so long as any such payments are made with funds internally generated by Catalyst and the Restricted Subsidiaries, (vii) any repayments of principal outstanding under any revolving indebtedness, so long as any such repayment is accompanied by a permanent reduction in commitment and (viii) the aggregate amount of optional prepayments of the New Secured Term Loans made during such fiscal year so long as any such payments are made with funds internally generated by Catalyst and the Restricted Subsidiaries and (ix) the aggregate amount attributable to Rentals paid in cash in such fiscal year plus (c) the sum, without duplication, of (i) the aggregate amount of cash income tax refunds received by Catalyst and the Restricted Subsidiaries during such fiscal year, (ii) the aggregate amount of cash interest income of Catalyst and the Restricted Subsidiaries, (iii) any decrease in consolidated working capital for such fiscal year and (iv) any cash payments made on behalf of required contributions for Canadian and US benefit programs which is less than the total expense deducted from EBITDA. Notwithstanding the foregoing, in no event shall any refunds received by Catalyst or its Subsidiaries pursuant to the final determination by the US Department of Commerce relating to the Expedited Review of the Countervailing Duty Order on Supercalendered Paper from Canada, DOC Case No. C-122-854 shall be considered in the calculation of Excess Cash Flow.

"Excluded Assets Collateral Proceeds" has the meaning given such term in the definition of "Excluded Assets".

"Fixed Assets Secured Debt" means Priority Lien Fixed Assets Debt and Subordinated Lien Fixed Assets Debt.

"Existing Senior Secured Term Loan" means the term loan, originally in the principal amount of $20 million made available to the Company pursuant to the Existing Senior Secured Term Loan Agreement.

"Fixed Assets Collateral Account" means that term as defined in the Collateral Trust Agreement.

"Fixed Assets Secured Debt Default" means any event or condition which, under the terms of any credit agreement, indenture or other agreement governing any Series of Fixed Assets Secured Debt, causes or permits holders of Fixed Assets Secured Debt outstanding thereunder (with or without the giving of notice or lapse of time, or both, and whether or not notice has been given or time has lapsed) to cause the Fixed Assets Secured Debt outstanding thereunder to become immediately due and payable.

"Fixed Assets Secured Debt Documents" means the Priority Lien Fixed Assets Documents and the Subordinated Lien Fixed Assets Documents.

"Fixed Assets Secured Obligations" means Priority Lien Fixed Assets Secured Obligations and Subordinate Lien Obligations, and for the avoidance of doubt, excludes the Working Capital Secured Obligations and any Obligations that cease to be outstanding pursuant to the provisions of the Collateral Trust Agreement.

"including" means including without limitation.

"Initial Supporting Parties" means the Supporting Parties which were party to the Support Agreement as of October 30, 2016 and any transferees of all of the shares and Notes of such Supporting Parties.

"Interest Expense" means, for any period, total interest expense (including that attributable to capital lease obligations) of the Company and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Company and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptances and net costs under derivatives transactions in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP), calculated on a consolidated basis for the Company and its Subsidiaries for such period in accordance with GAAP.

"Loan Parties" means, collectively, the Company and the Guarantors.

"Material Adverse Effect" means the occurrence of a material adverse effect on (a) the business, assets, operations, prospects or financial condition of the Loan Parties, taken as a whole, (b) the ability of the Loan Parties taken as a whole to pay or perform their obligations under the New Secured Term Loan Agreement and the New Secured Term Debt Documents, (c) the liens in favour of the Collateral Trustee on behalf of itself and/or the New Term Lenders on the Collateral or the priority of such liens, or the value of the Collateral or the amount that the Administrative Agent and the New Term Lenders would be likely to receive (after giving consideration to delays in payment and costs of enforcement) upon the liquidation or enforcement of such Collateral or evidence of a material decline in condition of the Collateral, (d) the rights or remedies of the Collateral Trustee, the Administrative Agent and the New Term Lenders under the New Secured Term Loan Agreement and New Secured Term Debt Documents, or (e) any Material Contract.

"Material Contract" means (a) the ABL Credit Agreement, (b) the Existing Senior Secured Term Loan Agreement and (c) any other contract, licence or agreement to which any Loan Party or any of the Restricted Parties is a party or to which any of their respective property or assets is subject, the breach, non-performance, termination, cancellation or expiration of which would result in the Loan Parties, taken as a whole, being unable to carry on their business in the ordinary course or could reasonably be expected to have a Material Adverse Effect.

"Material Indebtedness" means (a) the indebtedness under the ABL Credit Agreement, (b) the indebtedness under the Existing Senior Secured Term Loan Agreement and (c) any other indebtedness of any one or more of the Loan Parties in an aggregate principal amount exceeding $25 million at any one time outstanding.

"Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Company or any of its Subsidiaries, (b) the income (or deficit) of any person (other than a Subsidiary) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or applicable law applicable to such Subsidiary.

"New Secured Term Debt Documents" means all loan documents, security documents, notes, guarantees, instruments and agreements (including cash management agreements) governing or evidencing, or executed or delivered in connection with, the New Secured Term Loan, as such agreements or instruments may be amended or supplemented from time to time.

"New Term Lenders" means the Persons from time to time party to the New Secured Term Loan Agreement as lenders.

"Partnership" means the general partnership comprised of the Company and Catalyst Pulp Operations Limited.
"Priority Lien Fixed Assets Debt" means (i) indebtedness owing in respect of the Existing Senior Secured Term Loan (together with the related Guarantees) and (ii) any other indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company or any Guarantor that is secured by Liens in favor of the Collateral Trustee and that was permitted to be incurred and so secured under each applicable Fixed Assets Secured Debt Document, each applicable Working Capital Secured Debt Document and the Intercreditor Agreement; provided that, in the case of clause (ii):
(1)
on or before the date on which such indebtedness is incurred by the Company or such Guarantor, such indebtedness is designated by the Company or Guarantor, as applicable, in an Officers' Certificate delivered to the Collateral Trustee, as "Priority Lien Fixed Assets Debt" for the purposes of the Collateral Trust Agreement; provided that no Series of Fixed Assets Secured Debt may be designated as both Subordinated Lien Fixed Assets Debt and Priority Lien Fixed Assets Debt;

(2)	such indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation (as defined in the Collateral Trust Agreement); and
(3)
all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee's liens to secure such indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements is conclusively established if the Company delivers to the Collateral Trustee an Officers' Certificate stating that such requirements and other provisions have been satisfied and that such indebtedness is "Priority Lien Fixed Assets Debt").

"Priority Lien Fixed Assets Documents" means, collectively, any indenture, credit agreement or other agreement pursuant to which any Priority Lien Fixed Assets Debt is incurred and the collateral documents related thereto (other than any collateral documents that do not secure Priority Lien Fixed Assets Secured Obligations), in each case as such documents may be amended, restated, modified or supplemented from time to time in accordance with their terms.
"Priority Lien Fixed Assets Secured Obligations" means Priority Lien Fixed Assets Debt and all other Obligations in respect thereof under the Priority Lien Fixed Assets Documents.
"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates; and any other Person with whom such Person is or would not in the applicable circumstances be dealing at "arm's length" (within the meaning of such term under the ITA).

"Rentals" means, for any period, the aggregate fixed amounts payable by the Company and its Subsidiaries under any operating leases, calculated on a consolidated basis for the Company and its Subsidiaries for such period in accordance with GAAP.

"Required New Term Lenders" mean lenders holding interests in the New Secured Term Loan representing not less than 75.0% of the aggregate principal amount outstanding thereunder.

"Restricted Payments" means, with respect to any Person, any payment by such Person (i) of any dividends or other distributions on any of its equity securities, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its equity securities or any warrants, options or rights to acquire any equity securities, or the making by such Person of any other distribution in respect of any of its equity securities, (iii) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any indebtedness of such Person the right to payment of which has been expressly subordinated and postponed to any liability of such Person under the New Secured Term Debt Documents (except to the extent that any such payment is permitted under the terms of any applicable intercreditor agreement between the holder of such indebtedness and the Administrative Agent and the New Term Lenders) (which indebtedness described in this clause (iii), for clarification, shall not include indebtedness under or in connection with the ABL Credit Agreement or the Existing Senior Secured Term Loan Agreement), (iv) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any indebtedness of such Person to a shareholder of such Person or to an Affiliate of a shareholder of such Person, (v) in respect of an investment, or (v) of any management, consulting or similar fee (except where the payment of such fee constitutes compensation, on terms and at rates no more onerous to the applicable Loan Party than would be the case in a fully arm's length transaction for the bona fide provision of services to the applicable Loan Party) or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer thereof.

"Restricted Subsidiaries" means any Subsidiary that is not an Unrestricted Subsidiary.

"Senior Term Agent" means Canadian Imperial Bank of Commerce, as administrative agent pursuant to the Existing Senior Secured Term Loan Agreement and any permitted successor and assign thereof pursuant thereto.

"Senior Term Lenders" means the financial institutions from time to time party to the Existing Senior Secured Term Loan Agreement as lenders.

"Series of Priority Lien Fixed Assets Debt" means, severally, each series of indebtedness that constitutes Priority Lien Fixed Assets Debt.

"Series of Fixed Assets Secured Debt" means each Series of Subordinated Lien Fixed Assets Debt and each Series of Priority Lien Fixed Assets Debt.

"Series of Subordinated Lien Fixed Assets Debt" means, severally, each series of indebtedness that constitutes Subordinated Lien Fixed Assets Debt.

"Subordinated Lien Fixed Assets Debt" means any indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Company or any Guarantor that is secured by Liens in favor of the Collateral Trustee and that was permitted to be incurred and so secured under each applicable Fixed Assets Secured Debt Document, each applicable Working Capital Secured Debt Document and the Intercreditor Agreement; provided that:

(1)
on or before the date on which such indebtedness is incurred by the Company or such Guarantor, such indebtedness is designated by the Company or Guarantor, as applicable, in an Officers' Certificate delivered to the Collateral Trustee, as "Subordinated Lien Fixed Assets Debt" for the purposes of the Collateral Trust Agreement; provided that no Series of Fixed Assets Secured Debt may be designated as both Subordinated Lien Fixed Assets Debt and Priority Lien Fixed Assets Debt;

(2)	such indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and
(3)
all requirements set forth in this Agreement as to the confirmation, grant or perfection of the Collateral Trustee's Liens to secure such indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements is conclusively established if the Company delivers to the Collateral Trustee an Officers' Certificate stating that such requirements and other provisions have been satisfied and that such indebtedness is "Subordinated Lien Fixed Assets Debt").

"Subordinated Lien Fixed Assets Documents" means, collectively, any indenture, credit agreement or other agreement pursuant to which any Subordinated Lien Fixed Assets Debt is incurred and the collateral documents related thereto (other than any collateral documents that do not secure Subordinated Lien Fixed Assets Secured Obligations), in each case as such documents may be amended, restated, modified or supplemented from time to time in accordance with their terms.
"Subordinated Lien Fixed Assets Secured Obligations" means Subordinated Lien Fixed Assets Debt and all other Obligations in respect thereof under the Subordinated Lien Fixed Assets Documents.

"Unrestricted Subsidiary" means any Subsidiary of the Company, other than a Guarantor, which, together with its Subsidiaries, represents less than 5% of the consolidated assets or consolidated gross revenues of the Company and including, in particular, each Subsidiary expressly identified as an Unrestricted Subsidiary in the Existing Senior Secured Term Loan Agreement, which shall in any event, be Unrestricted Subsidiaries for the purpose of the New Secured Term Loan Agreement.

"Total Consolidated Debt Ratio" means, at any date of determination, the ratio of:

(1)
the aggregate principal amount of Debt of the Company and its Subsidiaries, each as calculated at such date of determination, as would be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP; to

(2)
the EBITDA of the Company and its Subsidiaries for the four most recent consecutive fiscal quarters for which consolidated financial statements for the Company are available ending on or prior to the date of such determination.

"Working Capital Secured Debt Documents" means all loan documents, security documents, notes, guarantees, instruments and agreements (including cash management agreements) governing or evidencing, or executed or delivered in connection with, the ABL Credit Facility, as such agreements or instruments may be amended or supplemented from time to time.

"Working Capital Secured Debt" means the indebtedness incurred or arising under the Working Capital Debt Documents.
"Working Capital Secured Obligations" means the Working Capital Secured Debt and all other obligations and liabilities in respect thereof under the Working Capital Secured Debt Documents.
Ranking of the New Secured Term Loan and Guarantees

Pursuant to the Collateral Trust Agreement, the New Secured Term Loan will be contractually subordinated to the Existing Senior Secured Term Loan made available to the Company pursuant to the Existing Senior Secured Term Loan Agreement. The existing Collateral Trust Agreement shall be amended on the Closing Date in order to reflect the replacement of the indenture governing the Notes (the "Indenture") with the New Secured Term Loan, such replacement to be on terms reasonably satisfactory to the Initial Supporting Parties under the Alternative Recapitalization Support Agreement dated October 30, 2016, as amended (as further amended, amended and restated, supplemented or otherwise modified, the "Support Agreement").
The Liens securing the New Secured Term Loan will also be subject to the Intercreditor Agreement, pursuant to which the Liens on the Working Capital Collateral securing the Fixed Assets Secured Obligations are contractually subordinated to the Liens on the Working Capital Collateral securing the obligations under the ABL Credit Facility.
As a result of the foregoing:
(1)	the ABL Credit Facility shall, effectively, be secured by a first ranking lien on the Working Capital Collateral and a third ranking lien on the Fixed Assets Collateral;
(2)	the Existing Senior Secured Term Loan shall, effectively, be secured by a first ranking lien on the Fixed Assets Collateral and a second ranking lien on the Working Capital Collateral; and
(3)	the New Secured Term Loan and the guarantees thereof shall, effectively, be secured by a second ranking lien on the Fixed Assets Collateral and a third ranking lien on the Working Capital Collateral.
The New Secured Term Loan Guarantee
The New Secured Term Loan will be fully and unconditionally guaranteed, jointly and severally, by each of Catalyst's existing and subsequently acquired or organized direct or indirect wholly-owned subsidiaries, subject to certain customary exceptions, including in respect of Unrestricted Subsidiaries (collectively, the "Guarantors"). In addition, if any other subsidiary of Catalyst guarantees any of Catalyst's or any other Guarantor's Debt in a principal amount of at least US$15 million, then such subsidiary shall be required to unconditionally guarantee all of Catalyst's obligations under the New Secured Term Loan.
The Collateral Trustee
The Collateral Trustee under the Collateral Trust Agreement will act for the benefit of the trustee, the administrative agent and the holders of (a) the New Secured Term Loan; (b) the Existing Senior Secured Term Loan, (c) all other Priority Lien Fixed Assets Secured Obligations outstanding from time to time; and (d) all Subordinated Lien Fixed Assets Secured Obligations outstanding from time to time, if any.
The Collateral Trustee will hold (directly or through co-trustees or agents), and be entitled to enforce on behalf of the holders of Priority Lien Fixed Assets Secured Obligations and Subordinated Lien Fixed Assets Secured Obligations, if any, all Liens on the Collateral created by the security documents for their benefit, subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement, in each case as described below.

Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Fixed Assets Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obligated (i) to act upon directions purported to be delivered to it by any Person; (ii) to foreclose upon or otherwise enforce any Lien; or (iii) to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.
Catalyst will deliver to each Fixed Assets Secured Debt Representative copies of all collateral documents delivered to the Collateral Trustee.
The Collateral
The Collateral for the New Secured Term Loan consists of Fixed Assets Collateral and Working Capital Collateral (each as defined below), in each case now owned or hereafter acquired by Catalyst and the Guarantors, but excluding all Excluded Assets.
Certain Definitions Related to the Collateral
"Collateral" means, collectively, the Fixed Assets Collateral and the Working Capital Collateral.
"Fixed Assets Collateral" means all assets and property of the Company and the Guarantors, now owned or hereafter acquired, or in which the Company or any Guarantor now has or hereafter acquires any interest, including the following assets and property, now owned or hereafter acquired by the Company and the Guarantors or in which the Company or any Guarantor now has or hereafter acquires any interest, but excluding the Working Capital Collateral and Excluded Assets:
(1)	each Fixed Assets Collateral Account;
(2)	all fee interests in any real property;
(3)
the following leasehold interests in real property (including all fixtures and improvements situated on the leased premises): (x) the leasehold interests for the Surrey Distribution Centre, (y) all present and after acquired leasehold interests under all present and after acquired leases (including waterlot and foreshore leases) required for access to any of the facilities forming part of the Fixed Assets Collateral, including the waterlot and foreshore leases described in any Schedule to the Mortgages, and (z) all other present and after-acquired leasehold interests that the Company determines to be material to the business of the Company (such determination to be made in the good faith reasonable discretion of the Company), in each case as may be amended, supplemented, modified, extended, renewed, restated or replaced from time to time (the foregoing assets described in clauses (x), (y) and (z), the "Leasehold Collateral"); provided, that the Company's obligation to grant a security interest in any Leasehold Collateral shall be subject to obtaining all requisite third party consents (at any time, the Leasehold Collateral as to which such consent is required and has not been obtained, the "Leasehold Collateral Requiring Consent");

(4)	all equipment, machinery, fixtures, plants, tools and furniture;
(5)	all general intangibles and intellectual property;
(6)
all books and records, documents, instruments, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

(7)	all substitutions and replacements of, and increases, additions and, where applicable, accessions to all or any part of the property described in clauses (1) though (6) inclusive of this definition;
(8)
all proceeds (including insurance proceeds, payments, claims, damages and proceeds of suits) in any form derived directly or indirectly from any or all of the foregoing, including all identifiable Fixed Assets Collateral proceeds, but for greater certainty excluding identifiable proceeds of Working Capital Collateral; and

(9)
Excluded Assets Collateral Proceeds arising on or after the date that the Company and the ABL Agent receive written notice of the occurrence of a Fixed Assets Secured Debt Default (as defined in the Collateral Trust Agreement) in respect of any Series of Fixed Assets Secured Debt (as defined in the Collateral Trust Agreement) and the acceleration of the principal amount of such Series of Fixed Assets Secured Debt.

The following assets (the "Excluded Assets") will not be included in the Fixed Assets Collateral pledged to secure the New Secured Term Loan and other Fixed Assets Secured Obligations:
(1)
(a) all Excluded Equipment and (b) all motor vehicles and other equipment comprising "serial numbered goods" under the PPSA or under any other applicable personal property security laws governing the perfection of security interests in such motor vehicles or equipment;

(2)	the following surplus assets and existing assets scheduled to be sold:
(a)	the Canadian Poplar Farm Lands;
(b)	the U.S. Poplar Farm Lands; and
(c)	all leasehold interests in real property other than the Leasehold Collateral;
provided, however, that at no time shall the sum of (x) the aggregate book value of all Excluded Assets referred to in this clause (2) plus (y) commencing 120 days after the Closing Date, the aggregate book value of all Leasehold Collateral Requiring Consent (other than the Surrey Distribution Center), exceed $25 million;
(3)	the following assets:
(a)
all present and after-acquired real and personal property interests owned by any Subsidiary of the Company which is not a Guarantor or in the future required to be a Guarantor in accordance with the terms of the Fixed Assets Secured Debt Documents or the Working Capital Secured Debt Documents;

(b)
the Company's interest in all present and after acquired real and personal property owned jointly by the Company and any Subsidiary that is not a Guarantor as tenants‑in‑common (except to the extent that the Company's beneficial interest therein may be subject to a security interest or charge in compliance with applicable contractual requirements, without any obligation on the Company to obtain any consent); and

(c)	the interest of the Company as nominee in respect of any real property interest held by the Company as nominee for any Subsidiary that is not a Guarantor or required in the future to be a Guarantor;
(4)	all real property interests that are not (i) fee simple interests, (ii) appurtenant to or for the benefit of any fee simple interest, or (iii) Leasehold Collateral; and
(5)
any interest in real property if the net book value of such interest is less than $1 million; provided that the net book value of all real property interests under this clause (5) shall not exceed $3 million in the aggregate at any one time;

provided that all proceeds in any form derived directly or indirectly from any sale, disposition or other dealing with all or any of the property described in the foregoing clauses (1) through (5) (other than clauses 3(a) and 3(c)), including the proceeds of such proceeds, shall not constitute Excluded Assets and are herein called "Excluded Assets Collateral Proceeds".
"Excluded Equipment" means at any date any goods, but excluding any Inventory, of any Loan Party which is subject to a purchase money lien or is the subject of a capital lease obligation if and to the extent that (i) a restriction in favor of a Person who is not a Loan Party or any Affiliate of a Loan Party contained in the agreements or documents creating or governing such purchase money lien or capital lease obligation prohibits, or requires any consent (which has not been obtained) of a Person who is not a Loan Party or any Affiliate of a Loan Party or establishes any other condition (which has not been satisfied) in favour of a Person who is not a Loan Party or any Affiliate of a Loan Party for, or would result in the termination of such agreement or document because of, an assignment thereof, or a grant of a security interest therein, by the applicable Loan Party and (ii) such restriction relates only to the asset or assets acquired by the applicable Loan Party with the proceeds of such purchase money debt or that is/are the subject of such capitalized lease obligation and all attachments thereto, improvements thereof and substitutions therefor.
"Leasehold Collateral" has the meaning given such term in the definition of Fixed Assets Collateral.

"Leasehold Collateral Requiring Consent" has the meaning given such term in the definition of Fixed Assets Collateral.
"Working Capital Collateral" means the following assets and property of the Company and any of the Guarantors, now owned or hereafter acquired or in which the Company or any Guarantor now has or hereafter acquires any interest:
(1)
all Inventory, including goods held for sale, lease or resale, goods furnished or to be furnished to third parties under contracts of lease, consignment or service, goods which are raw materials or work in process, supplies and goods used in or procured for packing and materials used or consumed in the business of the Company and the Guarantors;

(2)
all accounts due or accruing (other than (i) identifiable proceeds of Fixed Assets Collateral, and (ii) Excluded Assets Collateral Proceeds arising on or after the date that the Company and the ABL Collateral Agent receive written notice of the occurrence of a Fixed Assets Secured Debt Default in respect of any Series of Fixed Assets Secured Debt and the acceleration of the principal amount of such Series of Fixed Assets Secured Debt) and all right, title and interest of the Company and the Guarantors in any letters of credit or policies of insurance issued to protect against non-payment of accounts and all related agreements, books, accounts, invoices, letters, documents and papers recording, evidencing or relating to them;

(3)	all rights of the Company and the Guarantors arising under Derivative Facilities;
(4)
all monies and claims for monies now or hereafter due and payable in connection with any or all of the property described in clauses (1), (2) or (3), all present and future acquired deposit accounts and other accounts of the Company and the Guarantors, all cash, cash equivalents and other monies of the Company and the Guarantors and all cash and non-cash proceeds of the foregoing (other than in each case (i) any Fixed Assets Collateral Account, any proceeds of Fixed Assets Collateral on deposit therein, and any other identifiable proceeds of Fixed Assets Collateral that the Collateral Trustee is not prohibited from recovering under the terms of the Intercreditor Agreement, and (ii) Excluded Assets Collateral Proceeds arising on and after the date the Company and the ABL Collateral Agent receive written notice of the occurrence of a Fixed Assets Secured Debt Default in respect of any Series of Fixed Assets Secured Debt and the acceleration of the principal amount of such Series of Fixed Assets Secured Debt);

(5)
all books and records, documents, instruments, documents of title, investment property, financial assets, instruments, chattel paper, supporting obligations, commercial tort claims, letters of credit and letter of credit rights and other claims and causes of action, in each case, in connection with the foregoing;

(6)	all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in (1) through (5) inclusive of this definition; and
(7)
all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in clauses (1) through (6) inclusive of this definition, but for greater certainty, excluding (i) identifiable proceeds of Fixed Assets Collateral except to the extent of any such proceeds deposited to an account other than the Fixed Assets Collateral Account which the Collateral Trustee is prohibited from recovering under the Intercreditor Agreement, and (ii) Excluded Assets Collateral Proceeds arising on or after the date that the Company and the ABL Collateral Agent receive written notice of the occurrence of a Fixed Assets Secured Debt Default in respect of any Series of Fixed Assets Secured Debt and the acceleration of the principal amount of such Series of Fixed Assets Secured Debt.

For greater certainty, any of the items set forth in this definition that are or become branded or otherwise produced through the use of any general intangibles or intellectual property shall constitute Working Capital Collateral.
The Intercreditor Agreement
On the date of the New Secured Term Loan Agreement, the existing intercreditor agreement between Catalyst, the Guarantors, the Collateral Trustee, and the collateral agent under the ABL Credit Facility (the "ABL Collateral Agent") will be amended and restated in order to reflect the replacement of the Indenture with the New Secured Term Loan (as amended and restated, the "Intercreditor Agreement"). The Intercreditor Agreement will provide for, among other things, the relative ranking of the Liens on the Fixed Assets Collateral and the Working Capital Collateral securing the Fixed Assets Secured Obligations and the Working Capital Secured Obligations. The Intercreditor Agreement includes certain intercreditor arrangements relating to the rights of the Collateral Trustee in the Working Capital Collateral and the ABL Collateral Agent in the Fixed Assets Collateral.
The following description is a summary of certain material provisions of the Intercreditor Agreement. We urge you to read the Intercreditor Agreement because it, and not this summary, defines your rights as to payment and Collateral relative to the rights of holders of Working Capital Secured Obligations.
The Intercreditor Agreement will permit the Working Capital Secured Obligations and the Fixed Assets Secured Obligations to be refunded, refinanced or replaced by certain permitted replacement facilities without affecting the lien priorities set forth in the Intercreditor Agreement, in each case without the consent of any holder of Working Capital Secured Obligations, Priority Lien Fixed Assets Secured Obligations (including holders of the New Secured Term Loan) or Subordinated Lien Fixed Assets Secured Obligations.
Relative Lien Priorities
The Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Priority Lien Fixed Assets Secured Obligations granted on the Collateral, of any Liens securing the Subordinated Lien Fixed Assets Secured Obligations granted on the Collateral or of any Liens securing the Working Capital Secured Obligations granted on the Collateral and notwithstanding any provision of any UCC, the PPSA, or any other applicable law or the relevant other documents or any defect or deficiencies in, or failure to perfect, the relevant Liens or any other circumstance whatsoever, (a) any Lien of the ABL Collateral Agent on the Working Capital Collateral securing the Working Capital Secured Obligations shall be senior in all respects and prior to any Lien on the Working Capital Collateral securing the Fixed Assets Secured Obligations, and (b) any Lien of the Collateral Trustee on the Fixed Assets Collateral securing the Fixed Assets Secured Obligations shall be senior in all respects and prior to any Lien on the Fixed Assets Collateral securing the Working Capital Secured Obligations; provided that the Lien on the Fixed Assets Collateral securing Junior Fixed Assets Secured Obligations shall be junior to the Lien on the Fixed Assets Collateral securing the Working Capital Secured Obligations.
In order to give effect to the proviso in the paragraph above, in the event that Catalyst issues additional Junior Fixed Assets Secured Obligations, Catalyst shall, on or prior to the date of such issuance designate such excess Fixed Assets Secured Obligations as ‘Junior Fixed Assets Secured Obligations'. At the time that the Discharge of Capped Fixed Assets Secured Obligations occurs, any remaining Fixed Assets Collateral after giving effect to such discharge shall automatically become Working Capital Collateral and shall thereafter be subject to the provisions of the Intercreditor Agreement applicable to Working Capital Collateral and the rights of the holders of Working Capital Secured Obligations and Junior Fixed Assets Secured Obligations applicable thereto.

Scope of Collateral
The Intercreditor Agreement provides that the Collateral securing the Fixed Assets Secured Obligations, on the one hand, and the Working Capital Secured Obligations, on the other hand, will at all times be the same, and Catalyst and the Guarantors will agree not to grant any Lien to secure any of such Obligations or have any Subsidiary or any other Person provide any guarantee of any such Obligations, as the case may be, without ensuring that the same Lien (or guarantee, as the case may be) is simultaneously granted to secure (or guarantee, as the case may be) the Fixed Assets Secured Obligations, on the one hand, and the Working Capital Secured Obligations, on the other hand.
Prohibition on Contesting Liens
The Intercreditor Agreement provides that the ABL Collateral Agent, the Collateral Trustee, and each holder of Working Capital Secured Obligations and Fixed Assets Secured Obligations will agree that it will not (and will waive any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any holder of Fixed Assets Secured Obligations in all or any part of the Collateral or the provisions of the Fixed Assets Secured Debt Documents or the Intercreditor Agreement. The Intercreditor Agreement provides that nothing therein can be construed to prevent or impair the rights of the ABL Collateral Agent, the Collateral Trustee, or any holder of Working Capital Secured Obligations or Fixed Assets Secured Obligations to enforce the Intercreditor Agreement.
Amendments to Fixed Assets Secured Debt Documents and Working Capital Secured Debt Documents
The Intercreditor Agreement provides that the Fixed Assets Secured Debt Documents shall not be amended, modified, supplemented or waived to (i) move forward the final maturity date of any Fixed Assets Secured Obligations or create scheduled dates of principal payments on the New Secured Term Loan prior to the final maturity date (which for greater certainty will not affect any mandatory repayment requirement); or (ii) impose additional restrictions on the ability of Catalyst and/or the Guarantors to incur Working Capital Secured Debt or grant Liens to secure the Working Capital Secured Obligations (other than those in effect on the Closing Date under the New Secured Term Loan Agreement or the Existing Senior Secured Credit Agreement). The Intercreditor Agreement also provides that the Working Capital Secured Debt Documents shall not be amended to impose additional restrictions on the ability of Catalyst and/or the Guarantors to make mandatory or scheduled payments on any Fixes Assets Secured Obligations (other than those in effect on the Closing Date and described in the ABL Facility provided to the Collateral Trustee) or grant Liens to secure the Fixed Assets Secured Obligations (other than those in effect on the issue date under the Working Capital Secured Debt Documents).
For the sake of clarity, the Intercreditor Agreement provides that any restrictions in any Working Capital Secured Debt Document on Catalyst or any Guarantors to make payments on the Fixed Assets Secured Obligations shall not have any effect on the rights and remedies of the holders of Fixed Assets Secured Obligations as against Catalyst, the Guarantors or the Fixed Assets Collateral, including without limitation during any Insolvency or Liquidation Proceeding.
Enforcement – Working Capital Collateral
The Intercreditor Agreement provides that, except as provided below in this paragraph, until the Discharge of Working Capital Secured Obligations, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor, neither the Collateral Trustee nor any holder of any Fixed Assets Secured Obligations will:
(1)
exercise or seek to exercise any rights or remedies with respect to any Working Capital Collateral (including the exercise of any right of setoff or any right under any lockbox, pledged or blocked account agreement, securities account control agreement, armored car agreement, credit card processing agreement or any similar agreement among the Collateral Trustee and/or the ABL Collateral Agent and Catalyst or a Guarantor and the relevant service provider, depository or securities intermediary, landlord waiver or bailee's letter or similar arrangement to which the Collateral Trustee or any holder of Fixed Assets Secured Obligations is the beneficiary of or a party to in each case to the extent any of the foregoing constitute Working Capital Collateral) or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), until after the passage of the Collateral Trustee Standstill Period;

(2)
contest, protest or object to any foreclosure proceeding or action in respect of Working Capital Collateral brought by the ABL Collateral Agent or any holder of Working Capital Secured Obligations or any other exercise by such Persons of any rights and remedies relating to the Working Capital Collateral, whether under the Working Capital Secured Debt Documents or otherwise; or

(3)	object to the forbearance by the ABL Collateral Agent or any holder of Working Capital Secured Obligations from bringing or pursuing any Enforcement against Working Capital Collateral.

Until the Discharge of Working Capital Secured Obligations (whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor), the ABL Collateral Agent and the holders of Working Capital Secured Obligations will have the exclusive right to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and, in connection therewith (including voluntary dispositions of Working Capital Collateral by Catalyst or the respective Guarantors after an ABL Default), make determinations regarding the release, disposition, or restrictions with respect to the Working Capital Collateral without any consultation with or the consent of the Collateral Trustee or any holder of Fixed Assets Secured Obligations; provided that the Liens securing the Fixed Assets Secured Obligations shall remain on and attach to the proceeds (other than those properly applied to the Working Capital Secured Obligations) of such Collateral released or disposed of subject to the relative priorities described in the Intercreditor Agreement.
Notwithstanding the preceding paragraphs, the Collateral Trustee and any holder of Fixed Assets Secured Obligations may, in accordance with the Collateral Trust Agreement:
(1)
file and prosecute a claim or statement of interest with respect to the Fixed Assets Secured Obligations in any case or proceeding referred to in clause (1) of the definition "Insolvency or Liquidation Proceeding" that has been commenced by or against Catalyst or a Guarantor;

(2)
take any action (not adverse to the priority status of the Liens on the Working Capital Collateral, or the rights of the ABL Collateral Agent or any holder of Working Capital Secured Obligations to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien (or the priority thereof) on any of the Collateral;

(3)
file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, or other pleading objecting to or otherwise seeking the disallowance of the claims of the holders of Fixed Assets Secured Obligations, if any, in either case not inconsistent with the terms of the Intercreditor Agreement;

(4)
file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of Catalyst or the Guarantors arising under any case or proceeding referred to in clause (1) of the definition of "Insolvency or Liquidation Proceeding" or applicable non-bankruptcy law;

(5)
vote in favour of or against any plan of reorganization, compromise or arrangement, or file any proof of claim, make other filings and/or make any arguments and motions with respect to the Fixed Assets Secured Obligations that in each case, are not inconsistent with the terms of the Intercreditor Agreement, including commencing any case or proceeding referred to in clause (1) of the definition of "Insolvency or Liquidation Proceeding";

(6)	exercise any of its rights or remedies with respect to any of the Working Capital Collateral after the termination of the Collateral Trustee Standstill Period; or
(7)	make a cash bid on all or any portion of the Working Capital Collateral in any foreclosure proceeding or action.
The Collateral Trustee, on behalf of itself and each holder of Fixed Assets Secured Obligations, will agree that it will not take or receive any Working Capital Collateral or any proceeds of such Working Capital Collateral in connection with the exercise of any right or remedy (including set-off) with respect to any such Working Capital Collateral in its capacity as a creditor in violation of the Intercreditor Agreement. Unless and until the Discharge of Working Capital Secured Obligations, except as expressly provided in the provisions set forth in the first and third paragraph under "— Enforcement — Working Capital Collateral", and the provisions under "— Agreements With Respect to Insolvency or Liquidation Proceedings" as they relate to adequate protection, the sole right of the Collateral Trustee and the holders of Fixed Assets Secured Obligations with respect to the Working Capital Collateral is to hold a Lien (if any) on such Collateral pursuant to the respective Fixed Assets Secured Debt Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Working Capital Secured Obligations.
Subject to the provisions set forth in the first paragraph under "— Enforcement — Working Capital Collateral", and the provisions under "— Agreements With Respect to Insolvency or Liquidation Proceedings" as they relate to adequate protection,
(1)
the Collateral Trustee, on behalf of itself, and the holders of Fixed Assets Secured Obligations, will agree that such Persons will not take any action that would hinder any exercise of remedies under the Working Capital Secured Debt Documents or that is otherwise prohibited under the Intercreditor Agreement, including any sale, lease, exchange, transfer or other disposition whether by foreclosure or otherwise of the Working Capital Collateral;

(2)
the Collateral Trustee, on behalf of itself and the holders of Fixed Assets Secured Obligations, will agree to waive any and all rights such Persons may have as a junior lien creditor to object to the manner in which the ABL Collateral Agent or the holders of Working Capital Secured Obligations seek to enforce or collect the Working Capital Secured Obligations or the Liens securing the Working Capital Secured Obligations granted in any of the Working Capital Secured Debt Documents and undertaken in accordance with the Intercreditor Agreement, regardless of whether any action or failure to act by or on behalf of the ABL Collateral Agent, or the holders of Working Capital Secured Obligations is adverse to the interest of the holders of Fixed Assets Secured Obligations; and

(3)
the Collateral Trustee will acknowledge that no covenant, agreement or restriction contained in any Fixed Assets Secured Debt Document (in each case, other than the Intercreditor Agreement) shall be deemed to restrict in any way the rights and remedies of the ABL Collateral Agent or the holders of Working Capital Secured Obligations with respect to the enforcement of the Liens on the Working Capital Collateral as set forth in the Intercreditor Agreement and the Working Capital Secured Debt Documents.

Except as otherwise set forth under the first paragraph under "— Enforcement — Working Capital Collateral", the fourth paragraph under "— Enforcement — Working Capital Collateral", and the provisions related to set-off and priorities of proceeds of Collateral as set forth in the Intercreditor Agreement, the Collateral Trustee and the holders of Fixed Assets Secured Obligations may, in accordance with the Collateral Trust Agreement, exercise rights and remedies as unsecured creditors against Catalyst or any Guarantor that has guaranteed or granted Liens to secure the Fixed Assets Secured Obligations, as applicable, and the Collateral Trustee may exercise rights and remedies with respect to the Fixed Assets Collateral in accordance with the terms of the Fixed Assets Secured Debt Documents and applicable law; provided, however, that in the event that the Collateral Trustee or any holder of Fixed Assets Secured Obligations becomes a judgment Lien creditor in respect of Working Capital Collateral as a result of its enforcement of such rights as an unsecured creditor with respect to the Fixed Assets Secured Obligations, as applicable, such judgment Lien shall be subject to the terms of the Intercreditor Agreement for all purposes (including in relation to the Working Capital Secured Obligations) as the other Liens securing the Fixed Assets Secured Obligations are subject to the Intercreditor Agreement.
Enforcement – Fixed Assets Collateral
The Intercreditor Agreement provides that, except as provided below in this paragraph, until the Discharge of Capped Fixed Assets Secured Obligations, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor, neither the ABL Collateral Agent nor any holder of any Working Capital Secured Obligations will:
(1)
exercise or seek to exercise any rights or remedies with respect to any Fixed Assets Collateral (including the exercise of any right of setoff or any right under any lockbox, pledged or blocked account agreement, securities account control agreement, armored car agreement, credit card processing agreement or any similar agreement among the Collateral Trustee and/or the ABL Collateral Agent and Catalyst or a Guarantor and the relevant service provider, depository or securities intermediary, landlord waiver or bailee's letter or similar arrangement to which the ABL Collateral Agent or any holder of Working Capital Secured Obligations is a beneficiary of or a party to in each case to the extent any of the foregoing constitute Fixed Assets Collateral) or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), until after the passage of the ABL Collateral Agent Standstill Period;

(2)
contest, protest or object to any foreclosure proceeding or action in respect of Fixed Assets Collateral brought by the Collateral Trustee or any holder of Fixed Assets Secured Obligations (other than a holder of Junior Fixed Assets Secured Obligations or anyone acting on its behalf) or any other exercise by such Persons of any rights and remedies relating to the Fixed Assets Collateral, whether under the Fixed Assets Secured Debt Documents or otherwise; and

(3)
object to the forbearance by the Collateral Trustee or any holder of Fixed Assets Secured Obligations (other than a holder of Junior Fixed Assets Secured Obligations or anyone acting on its behalf) from bringing or pursuing any Enforcement against the Fixed Assets Collateral.

Until the Discharge of Capped Fixed Assets Secured Obligations (whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor), the Collateral Trustee and the holders of Fixed Assets Secured Obligations will have the exclusive right to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and, in connection therewith (including voluntary dispositions of Fixed Assets Collateral by Catalyst or the respective Guarantors after a Priority Lien Fixed Assets Default), make determinations regarding the release, disposition, or restrictions with respect to the Fixed Assets Collateral, without any consultation with or the consent of the ABL Collateral Agent or any holder of Working Capital Secured Obligations; provided that the Liens securing the Working Capital Secured Obligations shall remain on and attach to the proceeds (other than those properly applied to the Fixed Assets Secured Obligations to the extent of the First Lien Fixed Assets Secured Obligations Cap) of such Collateral released or disposed of subject to the relative priorities described in the Intercreditor Agreement.
Notwithstanding the preceding paragraph under "— Enforcement — Fixed Assets Collateral", the ABL Collateral Agent and any holder of Working Capital Secured Obligations may:
(1)
file and prosecute a claim or statement of interest with respect to the Working Capital Secured Obligations in any case or proceeding referred to in clause (1) of the definition "Insolvency or Liquidation Proceeding" that has been commenced by or against Catalyst or a Guarantor;

(2)
take any action not adverse to the priority status of the Liens on the Fixed Assets Collateral, or the rights of the Collateral Trustee or any holder of Fixed Assets Secured Obligations (excluding the holders of Junior Fixed Assets Secured Obligations) to exercise remedies in respect thereof in order to create, perfect, preserve or protect its Lien on any of the Collateral;

(3)
file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, or other pleading objecting to or otherwise seeking the disallowance of the claims of the holders of Working Capital Secured Obligations, if any, in either case not inconsistent with the terms of the Intercreditor Agreement;

(4)
file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of Catalyst or the Guarantors arising under either any case or proceeding referred to in clause (1) of the definition of "Insolvency or Liquidation Proceeding" or applicable non-bankruptcy law;

(5)
vote in favour of or against any plan of reorganization, compromise or arrangement or file any proof of claim, make other filings and/or make any arguments and motions with respect to the Working Capital Secured Obligations, that are, in each case, not inconsistent with the terms of the Intercreditor Agreement, including commencing any case or proceeding referred to in clause (1) of the definition "Insolvency or Liquidation Proceeding";

(6)	exercise any of its rights or remedies with respect to any of the Fixed Assets Collateral after the termination of the ABL Collateral Agent Standstill Period; and
(7)	make a cash bid on all or any portion of the Fixed Assets Collateral in any foreclosure proceeding or action.
The ABL Collateral Agent, on behalf of itself and each holder of Working Capital Secured Obligations, will agree that it will not take or receive any Fixed Assets Collateral or any proceeds of such Fixed Assets Collateral in connection with the exercise of any right or remedy (including set-off) with respect to any such Fixed Assets Collateral in its capacity as a creditor in violation of the Intercreditor Agreement. Unless and until the Discharge of Capped Fixed Assets Secured Obligations, except as expressly provided in the provisions set forth in the first and third paragraph under "— Enforcement — Fixed Assets Collateral", and the provisions under "— Agreements With Respect to Insolvency or Liquidation Proceedings" as they relate to adequate protection, the sole right of the ABL Collateral Agent and the holders of Working Capital Secured Obligations with respect to the Fixed Assets Collateral is to hold a Lien (if any) on such Collateral pursuant to the respective ABL Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Capped Fixed Assets Secured Obligations.
Subject to the provisions set forth in the first paragraph under "— Enforcement — Fixed Assets Collateral", and the provisions under "— Agreements With Respect to Insolvency or Liquidation Proceedings" as they relate to adequate protection:
(1)
the ABL Collateral Agent, on behalf of itself and the holders of Working Capital Secured Obligations, will agree that such Persons will not take any action that would hinder any exercise of remedies under the Fixed Assets Secured Debt Documents (other than an exercise by or on behalf of the holders of Junior Fixed Assets Secured Obligations) or that is otherwise prohibited under the Intercreditor Agreement, including any sale, lease, exchange, transfer or other disposition whether by foreclosure or otherwise of the Fixed Assets Collateral;

(2)
the ABL Collateral Agent, on behalf of itself and the holders of Working Capital Secured Obligations, will agree to waive any and all rights such Persons may have as a junior lien creditor to object to the manner in which the Collateral Trustee or the holders of Fixed Assets Secured Obligations seek to enforce or collect the Fixed Assets Secured Obligations or the Liens securing the Fixed Assets Secured Obligations granted in any of the Fixed Assets Secured Debt Documents and undertaken in accordance with the Intercreditor Agreement, regardless of whether any action or failure to act by or on behalf of the Collateral Trustee or the holders of Fixed Assets Secured Obligations is adverse to the interest of the holders of Working Capital Secured Obligations; provided that this waiver shall not apply to enforcement by or on behalf of the holders of Junior Fixed Assets Secured Obligations; and

(3)
the ABL Collateral Agent will acknowledge that no covenant, agreement or restriction contained in any Working Capital Secured Debt Document (other than the Intercreditor Agreement) shall be deemed to restrict in any way the rights and remedies of the Collateral Trustee or the holders of Fixed Assets Secured Obligations with respect to the enforcement of the Liens on the Fixed Assets Collateral as set forth in the Intercreditor Agreement and the Fixed Assets Secured Debt Documents; provided that this acknowledgement shall not apply to any covenant, agreement or restriction relating solely to the holders of Junior Fixed Assets Secured Obligations.

Except as otherwise set forth under the first paragraph under "— Enforcement — Fixed Assets Collateral", the fourth paragraph under "— Enforcement — Fixed Assets Collateral", and the provisions related to set-off and priorities of proceeds of Collateral as set forth in the Intercreditor Agreement, the ABL Collateral Agent and the holders of Working Capital Secured Obligations may exercise rights and remedies as unsecured creditors against Catalyst or any Guarantor that has guaranteed or granted Liens to secure the Working Capital Secured Obligations and the ABL Collateral Agent may exercise rights and remedies with respect to the Working Capital Collateral in accordance with the terms of the Working Capital Secured Debt Documents and applicable law; provided, however, that in the event that the ABL Collateral Agent or any holder of Working Capital Secured Obligations becomes a judgment Lien creditor in respect of Fixed Assets Collateral as a result of its enforcement of such rights as an unsecured creditor with respect to the Working Capital Secured Obligations, such judgment Lien shall be subject to the terms of the Intercreditor Agreement for all purposes (including in relation to the Fixed Assets Secured Obligations) as the other Liens securing the Working Capital Secured Obligations are subject to the Intercreditor Agreement.

Liquidation Period and Collateral Access Rights During the Liquidation Period
The Intercreditor Agreement provides that the ABL Collateral Agent may, following a period of not less than two Business Days from the date on which the Collateral Trustee receives an Enforcement Notice from the ABL Collateral Agent, and subject to the rights of applicable landlords, but without paying the Collateral Trustee or the holders of Fixed Assets Secured Obligations any consideration therefor other than, for greater certainty, expense or cost reimbursement as expressly set forth in the Intercreditor Agreement, occupy and use the Fixed Assets Collateral, consisting of or located within each of Catalyst's or a Guarantor's manufacturing facilities comprising the Fixed Assets Collateral and each of Catalyst's or a Guarantor's warehouse, distribution and office facilities, in each case for up to one hundred and fifty (150) days from the Commencement Date (as defined below) (the "Liquidation Period") following the earliest to occur of: (i) the commencement of an Enforcement by the ABL Collateral Agent in respect of the Working Capital Collateral; (ii) receipt by the ABL Collateral Agent of an Enforcement Notice from the Collateral Trustee; and (iii) the expiration of any period during which the ABL Collateral Agent is precluded by statute or stayed or enjoined from taking one or more Enforcement actions in respect of the Working Capital Collateral (the date on which the earliest of an event described in clauses (i), (ii) or (iii) inclusive above occurs being the "Commencement Date"). Notwithstanding the foregoing, the Liquidation Period shall be extended by the number of days during which the ABL Collateral Agent is precluded by statute or stayed or enjoined from taking any Enforcement actions in respect of the Working Capital Collateral in the event such stay, enjoinment or statutory preclusion comes into effect after the occurrence of either "(i)" or "(ii)" in the definition of "Commencement Date".
To the extent the ABL Collateral Agent has been granted a license to use any intellectual property of Catalyst or a Guarantor by such party under the terms of the Working Capital Secured Debt Documents and such intellectual property forms part of the Fixed Assets Collateral, the Intercreditor Agreement provides for a continuation of such license (notwithstanding any enforcement of the Fixed Assets Collateral) for the duration of the Liquidation Period, subject to parallel use of such intellectual property by the Collateral Trustee as may be required in connection with any enforcement against the Fixed Assets Collateral.
Collateral Access Right
During the Liquidation Period, the ABL Collateral Agent's access to and use and occupancy of the manufacturing facilities, warehouse and distribution facilities and offices comprising Fixed Assets Collateral shall not be exclusive; provided that none of the following interfere in any material respect in connection with the exercise by the ABL Collateral Agent of its rights afforded by the Intercreditor Agreement, including the liquidation, sale or other disposition of the Working Capital Collateral by the ABL Collateral Agent or a receiver:
(1)
the Collateral Trustee shall have access to the manufacturing, warehouse, distribution and offices and Fixed Assets Collateral to preserve, protect, appraise and evaluate the Fixed Assets Collateral, to show the Fixed Assets Collateral to potential purchasers, to offer the Fixed Assets Collateral for sale and to operate the business of Catalyst and the Guarantors; and

(2)
the Collateral Trustee may sell, transfer, assign or otherwise dispose of some or all of the Fixed Assets Collateral; provided to the extent such Fixed Assets Collateral continues to be required for the purposes set out in the section describing the ‘Liquidation Period' above that the purchasers of such Fixed Assets Collateral shall have expressly agreed in writing to be bound by the Collateral Trustee's obligations under the Intercreditor Agreement with respect to the purchased Fixed Assets Collateral until the expiration of the Liquidation Period and that to the extent so required as aforesaid, the items purchased shall remain in place and shall remain subject to the rights of use and occupancy of the ABL Collateral Agent set out in the section describing the ‘Liquidation Period' above.

During the Liquidation Period, the ABL Collateral Agent will have non-exclusive access to and use and occupancy of (i) Catalyst's and each Guarantor's manufacturing, warehouse and distribution facilities comprising Fixed Assets Collateral and other Fixed Assets Collateral located therein (and all material handling equipment comprising Fixed Assets Collateral whether or not located therein) and the applicable Offices all as and to the extent necessary to permit the ABL Collateral Agent to convert raw materials, to complete the manufacturing of work in process and to package, ship, sell, liquidate or otherwise dispose of Inventory, and (ii) the applicable Offices of Catalyst or a Guarantor, as applicable, and the Fixed Assets Collateral located therein, including, without limitation, computers and computer programs and all other office equipment and supplies, all as and to the extent necessary to permit the ABL Collateral Agent to collect, sell or otherwise dispose of accounts.
Application of Proceeds
The Intercreditor Agreement provides that, subject to the provisions related to reorganization securities under "— Insolvency or Liquidation Proceedings", so long as the Discharge of Working Capital Secured Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor, all Working Capital Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Collateral upon the exercise of remedies by the ABL Collateral Agent or the holders of Working Capital Secured Obligations or the Collateral Trustee or the holders of Fixed Assets Secured Obligations shall be delivered to the ABL Collateral Agent and applied by the ABL Collateral Agent to the Working Capital Secured Obligations in such order as specified in the relevant Working Capital Secured Debt Documents. Upon the Discharge of Working Capital Secured Obligations, the ABL Collateral Agent will deliver to the Collateral Trustee any Working Capital Collateral and proceeds of such Collateral held by it or as a court of competent jurisdiction may otherwise direct to be applied by the Collateral Trustee in such order as specified in the Fixed Assets Secured Debt Documents.

The Intercreditor Agreement provides that, subject to the provisions related to reorganization securities under the caption "— Insolvency or Liquidation Proceedings", so long as the Discharge of Capped Fixed Assets Secured Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor, all Fixed Assets Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Collateral upon the exercise of remedies by the Collateral Trustee or the holders of Fixed Assets Secured Obligations or the ABL Collateral Agent or the holders of Working Capital Secured Obligations, shall be delivered to the Collateral Trustee and applied by the Collateral Trustee to Fixed Assets Secured Obligations in such order as specified in the relevant Fixed Assets Secured Debt Documents and the Collateral Trust Agreement. Upon the Discharge of Capped Fixed Assets Secured Obligations, the Collateral Trustee will deliver to the ABL Collateral Agent any Fixed Assets Collateral and proceeds thereof held by it or as a court of competent jurisdiction may otherwise direct to be applied by the ABL Collateral Agent in such order as specified in the Working Capital Secured Debt Documents.
Payments over in Violation of Intercreditor Agreement
The Intercreditor Agreement provides that, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Catalyst or any Guarantor, any Collateral or proceeds thereof received by any holder of Working Capital Secured Obligations or Fixed Assets Secured Obligations in connection with the exercise of any right or remedy (including set-off) relating to the Collateral in contravention of the Intercreditor Agreement shall be segregated and held in trust for and forthwith paid over to the ABL Collateral Agent or the Collateral Trustee, as appropriate, in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Collateral Trustee and the ABL Collateral Agent will each be irrevocably authorized to make any such endorsements as agent for the other Person.
Releases
The Intercreditor Agreement provides that if, in connection with an Enforcement by or on behalf of the ABL Collateral Agent in respect of any Working Capital Collateral as provided for under the caption "— Enforcement — Working Capital Collateral", the ABL Collateral Agent, for itself and/or on behalf of any holder of Working Capital Secured Obligations, releases its Liens on any part of the Working Capital Collateral, then the Liens, if any, of the Collateral Trustee and the holders of Fixed Assets Secured Obligations on the Working Capital Collateral sold or disposed of in connection with such exercise, shall be automatically, unconditionally and simultaneously released to the same extent whether or not a Secured Default is then continuing.
The Intercreditor Agreement further provides that if, in connection with an Enforcement by or on behalf of the Collateral Trustee in respect of any Fixed Assets Collateral as provided for under the caption "— Enforcement — Fixed Assets Collateral", the Collateral Trustee, for itself and/or on behalf of any holder of Fixed Assets Secured Obligations, releases its Liens on any part of the Fixed Assets Collateral, then the Liens, if any, of the ABL Collateral Agent and the holders of Working Capital Secured Obligations on the Fixed Assets Collateral sold or disposed of in connection with such exercise, shall be automatically, unconditionally and simultaneously released to the same extent whether or not an ABL Default is then continuing; provided that this provision will not apply to a release of any Liens on any part of the Fixed Assets Collateral by or on behalf of the holders of Junior Fixed Assets Secured Obligations.
The Intercreditor Agreement further provides that if, in connection with any sale, lease, exchange, transfer or other disposition of any Collateral other than in connection with an Enforcement (collectively, a "Disposition") permitted under the terms of the Working Capital Secured Debt Documents and the Fixed Assets Secured Debt Documents (including voluntary Dispositions of Working Capital Collateral by Catalyst or the respective Guarantors after an ABL Default or voluntary Dispositions of Fixed Assets Collateral by Catalyst or the respective Guarantors after a Priority Lien Fixed Assets Default or a Subordinated Lien Fixed Assets Default):
(1)
the ABL Collateral Agent, for itself and/or on behalf of any holder of Working Capital Secured Obligations, releases any of its Liens on any part of the Working Capital Collateral (in each case other than after the occurrence and during the continuance of a Priority Lien Fixed Assets Default or a Subordinated Lien Fixed Assets Default) then the Liens, if any, of the Collateral Trustee, for itself and/or on behalf of any of the holders of Fixed Assets Secured Obligations secured by such Working Capital Collateral, shall be automatically, unconditionally and simultaneously released; and

(2)
the Collateral Trustee, for itself and/or on behalf of any holder of Fixed Assets Secured Obligations, releases any of its Liens on any part of the Fixed Assets Collateral (in each case other than after the occurrence and during the continuance of a ABL Default) then the Liens, if any, of the ABL Collateral Agent, for itself and/or on behalf of any of the holders of Working Capital Secured Obligations secured by such Fixed Assets Collateral, shall be automatically, unconditionally and simultaneously released; provided that this provision will not apply to a release of any Liens on any part of the Fixed Assets Collateral by or on behalf of the holders of Junior Fixed Assets Secured Obligations.

Agreements with Respect to Insolvency or Liquidation Proceedings
If Catalyst or any Guarantor shall be subject to any Insolvency or Liquidation Proceeding and either:
(1)
prior to the Discharge of Working Capital Secured Obligations, the ABL Collateral Agent shall agree to permit (x) the use of "cash collateral" (as such term is defined in Section 363(a) of the Bankruptcy Code or its equivalent under any similar Bankruptcy Law or under any other power exercisable by a Bankruptcy Court) constituting Working Capital Collateral, or (y) Catalyst or any Guarantor to obtain financing, whether from the holders of Working Capital Secured Obligations or any other Person under Section 364 of the Bankruptcy Code or under any other power exercisable by a Bankruptcy Court, to be secured by all or any portion of the Working Capital Collateral ("DIP Financing"); or

(2)
prior to the Discharge of Fixed Assets Secured Obligations, the Collateral Trustee shall agree to permit (x) the use of "cash collateral" constituting Fixed Assets Collateral or Subordinated Lien Fixed Assets Collateral under Section 363(a) of the Bankruptcy Code or under any other power exercisable by a Bankruptcy Court or (y) Catalyst or any Guarantor to obtain DIP Financing, whether from the holders of Fixed Assets Secured Obligations or any other Person under Section 364 of the Bankruptcy Code or under any other power exercisable by a Bankruptcy Court, to be secured by all or any portion of the Fixed Assets Collateral, then, in the case of either clause (1) or (2) above, each of the ABL Collateral Agent, the holders of Working Capital Secured Obligations, the Collateral Trustee and the holders of Fixed Assets Secured Obligations, in each case as a holder of a secured claim (or representative thereof) in an Insolvency or Liquidation Proceeding, agrees that it will raise no objection to or contest such use of cash collateral or DIP Financing so long as the holders of Working Capital Secured Obligations or Fixed Assets Secured Obligations, as applicable, retain the right to object to any ancillary agreements or arrangements regarding such use of cash collateral or the DIP Financing that are materially prejudicial to their perfected interests in the Working Capital Collateral or Fixed Assets Collateral, as applicable.
To the extent the Liens securing the Working Capital Secured Obligations are subordinated to or pari passu with such DIP Financing incurred in accordance with the requirements of clause (1) above, the Collateral Trustee will agree (a) to subordinate any Liens securing the Fixed Assets Secured Obligations in the Working Capital Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto) to the same extent (including subordinating such liens to any carve-out for administrative expenses) and will not request adequate protection or any other relief in connection therewith (except, as expressly agreed by the ABL Collateral Agent or to the extent permitted by terms of the Intercreditor Agreement), and (b) to permit a sale of the Working Capital Collateral free and clear of Liens or other claims, under Section 363 of the Bankruptcy Code or under any other power exercisable by a Bankruptcy Court, or under its equivalent under any similar Bankruptcy Law or otherwise, and each holder of Fixed Assets Secured Obligations will agree that it will not raise any objection to or contest such sale or request adequate protection or any other relief in connection therewith (it being understood that the holders of Fixed Assets Secured Obligations will still, but subject to the Intercreditor Agreement, have rights with respect to the proceeds of such Working Capital Collateral).
To the extent the Liens securing the Fixed Assets Secured Obligations are subordinated to or pari passu with such DIP Financing incurred in accordance with the requirements of clause (2) above, the ABL Collateral Agent will agree (a) to subordinate any Liens securing the Working Capital Secured Obligations in the Fixed Assets Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto) to the same extent (including subordinating such liens to any carve-out for administrative expenses) and will not request adequate protection or any other relief in connection therewith (except, as expressly agreed by the Collateral Trustee or to the extent permitted by terms of the Intercreditor Agreement), and (b) to permit a sale of the Fixed Assets Collateral, free and clear of Liens or other claims, under Section 363 of the Bankruptcy Code or under any other power exercisable by a Bankruptcy Court or under its equivalent under any similar Bankruptcy Law or otherwise, and each holder of Working Capital Secured Obligations will agree that it will not raise any objection to or contest such sale or request adequate protection or any other relief in connection therewith (it being understood that the holders of Working Capital Secured Obligations will still, but subject to the Intercreditor Agreement, have rights with respect to the proceeds of such Fixed Assets Collateral).
Until the Discharge of Working Capital Secured Obligations has occurred, the Collateral Trustee and each holder of Fixed Assets Secured Obligations, will agree not to seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Working Capital Collateral, without the prior written consent of the ABL Collateral Agent, and until the Discharge of Capped Fixed Assets Secured Obligations has occurred, the ABL Collateral Agent, on behalf of itself and the holders of Working Capital Secured Obligations, will not seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Fixed Assets Collateral (other than to the extent such relief is required to exercise its rights as set forth under the caption "— Collateral Access Rights" or with respect to the provisions of the Intercreditor Agreement regarding intellectual property rights, access to information or use of equipment, without the prior written consent of the Collateral Trustee).

The Collateral Trustee and each holder of Fixed Assets Secured Obligations will agree not to contest (or support any other Person contesting): (a) any request by the ABL Collateral Agent for adequate protection with respect to the Working Capital Collateral or (b) any objection by the ABL Collateral Agent to any motion, relief, action or proceeding based on the ABL Collateral Agent or the holders of Working Capital Secured Obligations claiming a lack of adequate protection with respect to the Working Capital Collateral. The ABL Collateral Agent and each holder of Working Capital Secured Obligations, will agree not to contest (or support any other Person contesting): (a) any request by the Collateral Trustee for adequate protection with respect to the Fixed Assets Collateral, or (b) any objection by the Collateral Trustee to any motion, relief, action or proceeding based on the Collateral Trustee or the holders of Fixed Assets Secured Obligations claiming a lack of adequate protection with respect to the Fixed Assets Collateral.
Notwithstanding the foregoing paragraph, in any Insolvency or Liquidation Proceeding, (i) if the holders of Working Capital Secured Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral (that is of a type which would otherwise have constituted Working Capital Collateral) in connection with any use of cash collateral or DIP Financing, then the Collateral Trustee, on behalf of itself or any of the holders of Fixed Assets Secured Obligations, may seek or request adequate protection with respect to its interests in such Collateral in the form of a Lien on the same additional collateral, which Lien is subordinated (except to the extent that the Collateral Trustee already had a Lien on such Collateral (in which case the priorities set forth in the Intercreditor Agreement shall apply)) to the Liens securing the Working Capital Secured Obligations and such use of cash collateral or DIP Financing (and all obligations relating thereto) on the same basis as the other Liens of the Collateral Trustee on the Working Capital Collateral, and (ii) if the holders of Fixed Assets Secured Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral (that is of a type which would otherwise have constituted Fixed Assets Collateral) in connection with any use of cash collateral or DIP Financing, then the ABL Collateral Agent, on behalf of itself or any of the holders of Working Capital Secured Obligations, may seek or request adequate protection with respect to its interests in such Collateral in the form of a Lien on the same additional collateral, which Lien is subordinated (except to the extent that the ABL Collateral Agent already had a Lien on such Collateral (in which case the priorities set forth in the Intercreditor Agreement shall apply)) to the Liens securing the Fixed Assets Secured Obligations and such use of cash collateral or DIP Financing (and all obligations relating thereto) on the same basis as the other Liens of the ABL Collateral Agent on the Fixed Assets Collateral.
The Intercreditor Agreement provides that:
(1)
(a) neither the Collateral Trustee nor any holder of Fixed Assets Secured Obligations will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Working Capital Collateral, except that they may freely seek and obtain relief granting a junior Lien co-extensive with, but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of Working Capital Secured Obligations, as set forth in clause (i) of the immediately preceding paragraph and (b) neither the ABL Collateral Agent nor any holder of Working Capital Secured Obligations will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Fixed Assets Collateral, except that they may freely seek and obtain relief granting a junior Lien co-extensive with, but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of Fixed Assets Secured Obligations, as set forth in clause (ii) of the immediately preceding paragraph;

(2)
if any holder of Working Capital Secured Obligations or any holder of Fixed Assets Secured Obligations is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of Catalyst or any Guarantor any amount paid in respect of Working Capital Secured Obligations or Fixed Assets Secured Obligations, as the case may be (a "Recovery"), then such Person shall be entitled to a reinstatement of Working Capital Secured Obligations or Fixed Assets Secured Obligations, as the case may be, with respect to all such recovered amounts and, if the Intercreditor Agreement is terminated prior to such Recovery, the Intercreditor Agreement is reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties to the Intercreditor Agreement from such date of reinstatement;

(3)	if, in any Insolvency or Liquidation Proceeding:
(a)
the holders of Fixed Assets Secured Obligations receive pursuant to a plan of reorganization, compromise or arrangement or similar dispositive restructuring plan a distribution of debt obligations ("Junior Lien Reorganization Securities") in whole or in part on account of their junior Liens on the Working Capital Collateral (such Collateral for purposes of this clause (3), the "Applicable Junior Collateral") that are secured by Liens on such Applicable Junior Collateral; and

(b)
the holders of Working Capital Secured Obligations receive pursuant to such plan of reorganization, compromise or arrangement or similar dispositive restructuring plan a distribution of debt obligations ("Senior Lien Reorganization Securities") in whole or in part on account of their Working Capital Secured Obligations that are secured by Liens on such Applicable Junior Collateral;

then the holders of Fixed Assets Secured Obligations shall be entitled to retain their Junior Lien Reorganization Securities and shall not be obligated to turn over the same to any or all of the holders of Working Capital Secured Obligations, and, to the extent the Junior Lien Reorganization Securities and the Senior Lien Reorganization Securities are secured by Liens upon the same Applicable Junior Collateral, the provisions of the Intercreditor Agreement will survive the distribution of such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and will apply with like effect to the Junior Lien Reorganization Securities and Senior Lien Reorganization Securities, to such Liens securing such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and to the distribution of proceeds of such Applicable Junior Collateral;

(4)	if, in any Insolvency or Liquidation Proceeding:
(a)
the holders of Working Capital Secured Obligations receive pursuant to a plan of reorganization, compromise or arrangement or similar dispositive restructuring plan a distribution of Junior Lien Reorganization Securities in whole or in part on account of their junior Liens on the Fixed Assets Collateral (such Collateral for purposes of this clause (4), the "Applicable Junior Collateral") that are secured by Liens on such Applicable Junior Collateral; and

(b)
the holders of Fixed Assets Secured Obligations receive pursuant to such plan of reorganization, compromise or arrangement or similar dispositive restructuring plan a distribution of Senior Lien Reorganization Securities in whole or in part on account of their Fixed Assets Secured Obligations that are secured by Liens on such Applicable Junior Collateral;

then the holders of Working Capital Secured Obligations shall be entitled to retain their Junior Lien Reorganization Securities and shall not be obligated to turn over the same to any or all of the holders of Fixed Assets Secured Obligations, and, to the extent the Junior Lien Reorganization Securities and the Senior Lien Reorganization Securities are secured by Liens upon the same Applicable Junior Collateral, the provisions of the Intercreditor Agreement will survive the distribution of such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and will apply with like effect to the Junior Lien Reorganization Securities and Senior Lien Reorganization Securities, to such Liens securing such Junior Lien Reorganization Securities and Senior Lien Reorganization Securities and to the distribution of proceeds of such Applicable Junior Collateral;
(5)
the holders of Working Capital Secured Obligations and the holders of Fixed Assets Secured Obligations acknowledge and agree that (i) the grants of Liens pursuant to the Working Capital Secured Debt Documents and the Fixed Assets Secured Debt Documents constitute separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Collateral, the Fixed Assets Secured Obligations and the Working Capital Secured Obligations are fundamentally different from each other and must be separately classified in any plan of reorganization, compromise or arrangement proposed or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, (x) if it is held that the claims of the holders of Working Capital Secured Obligations and the holders of Fixed Assets Secured Obligations in respect of the Working Capital Collateral constitute only one class of secured claim (rather than separate classes of senior and junior secured claims), then the holders of Working Capital Secured Obligations shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest, fees, costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in such Insolvency or Liquidation Proceeding, before any distribution from, or in respect of, any Working Capital Collateral is made in respect of the claims held by the holders of Fixed Assets Secured Obligations, with the holders of Fixed Assets Secured Obligations agreeing to turn over to the holders of Working Capital Secured Obligations amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the holders of Fixed Assets Secured Obligations, and (y) if it is held that the claims of the holders of Working Capital Secured Obligations and the holders of Fixed Assets Secured Obligations in respect of the Fixed Assets Collateral constitute only one class of secured claim (rather than separate classes of senior and junior secured claims), then the holders of Fixed Assets Secured Obligations shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest, fees, costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in such Insolvency or Liquidation Proceeding, before any distribution from, or in respect of, any Fixed Assets Collateral is made in respect of the claims held by the holders of Working Capital Secured Obligations, with the holders of Working Capital Secured Obligations agreeing to turn over to the holders of Fixed Assets Secured Obligations amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the holders of Working Capital Secured Obligations;

(6)
neither the Collateral Trustee nor any holder of Fixed Assets Secured Obligations will oppose or seek to challenge any claim by the ABL Collateral Agent or any holder of Working Capital Secured Obligations for allowance in any Insolvency or Liquidation Proceeding of Working Capital Secured Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Lien securing any holder of Working Capital Secured Debt Obligation's claim, without regard to the existence of the Lien of the Collateral Trustee on behalf of the holders of Fixed Assets Secured Obligations, on the ABL Priority Collateral; and

(7)
neither the ABL Collateral Agent nor any holder of Working Capital Secured Obligations shall oppose or seek to challenge any claim by the Collateral Trustee or any holder of Fixed Assets Secured Obligations for allowance in any Insolvency or Liquidation Proceeding of Fixed Assets Secured Obligations, as applicable, consisting of post-petition interest, fees or expenses to the extent of the value of the Lien securing any holder of Fixed Assets Secured Obligation's claim, without regard to the existence of the Lien of the ABL Collateral Agent on behalf of the holders of Working Capital Secured Obligations, on the Fixed Assets Collateral.

Certain Definitions Used in the Intercreditor Agreement
"ABL Collateral Agent Standstill Period" means a period commencing on the earlier of: (x) the date of the commencement of any Insolvency or Liquidation Proceeding by or against Catalyst or any Guarantor that has not been dismissed, or (y) the date on which the ABL Collateral Agent first declares the existence of an ABL Default, as applicable, demands the repayment of all the principal amount of any Working Capital Secured Obligations, as applicable, and the Collateral Trustee has received notice from the ABL Collateral Agent of such declaration of an ABL Default; and ending on the date of the Discharge of Capped Fixed Assets Secured Obligations.
"ABL Default" means an "Event of Default" (as defined in the ABL Facility).
"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.
"Bankruptcy Court" means a court of competent jurisdiction in respect of Bankruptcy Law.
"Bankruptcy Law" means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any similar federal, state or foreign law for the relief of debtors (including any such proceeding under any applicable Canadian corporate legislation as now or hereafter in effect).
"Blocked Account" means, with respect to each of Catalyst and the Guarantors, deposit accounts and lock boxes, established and maintained, in the name and at the expense of Catalyst or a Guarantor, as applicable, with such banks as are acceptable to the ABL Collateral Agent and which are established in accordance with the Working Capital Secured Debt Documents.
"Collateral Trustee Standstill Period" means a period commencing on the earlier of: (x) the date of the commencement of any Insolvency or Liquidation Proceeding by or against Catalyst or any Guarantor that has not been dismissed, or (y) the date on which the Collateral Trustee first declares the existence of a Priority Lien Fixed Assets Default or a Subordinated Lien Fixed Assets Default, as applicable, demands the repayment of all the principal amount of any Priority Lien Fixed Assets Secured Obligations or Subordinated Lien Fixed Assets Secured Obligations, as applicable, and the ABL Collateral Agent has received notice from the Collateral Trustee of such declaration of a Priority Lien Fixed Assets Default or Subordinated Lien Fixed Assets Default, as applicable; and ending on the date of the Discharge of Working Capital Secured Obligations.
"Credit Agreements" means a collective reference to the New Secured Term Loan Agreement and Existing Senior Secured Term Loan Agreement.
"Discharge of Capped Fixed Assets Secured Obligations" means the earlier to occur of (a) a Discharge of Fixed Assets Secured Obligations or (b) a Discharge of Fixed Assets Secured Obligations with respect to all outstanding Fixed Assets Secured Obligations other than Junior Fixed Assets Secured Obligations.
"Discharge of Fixed Assets Secured Obligations" means the occurrence of all of the following:
(1)	termination or expiration of all commitments to extend credit that would constitute Fixed Assets Secured Debt;
(2)
payment in full in cash of the principal of and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), fees and premium, if any, on all Debt outstanding under the Fixed Assets Secured Debt Documents in accordance with the Fixed Assets Secured Debt Documents and constituting Fixed Assets Secured Debt;

(3)
discharge or cash collateralization (in an amount and manner required by the Fixed Assets Secured Debt Documents or otherwise reasonably satisfactory to the trustee, agent or other representative under the relevant Fixed Assets Secured Debt Documents, but in no event greater than 105% of the aggregate undrawn face amount) of all letters of credit issued under (a) the Priority Lien Fixed Assets Documents and constituting Priority Lien Fixed Assets Debt or (b) the Subordinated Lien Fixed Assets Documents and constituting Subordinated Lien Fixed Assets Debt, in each case in accordance with the Fixed Assets Secured Debt Documents; and

(4)
payment in full in cash of all other Fixed Assets Secured Obligations that are outstanding and unpaid at the time the Fixed Assets Secured Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

"Discharge of Working Capital Secured Obligations" means the occurrence of all of the following:
(1)	termination or expiration of all commitments to extend credit that would constitute Working Capital Secured Debt;
(2)
payment in full in cash of the principal of, and interest (including interest accruing on or after the commencement of an Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), fees and premium, if any, on all Working Capital Secured Debt (other than any undrawn letters of credit) outstanding under the Working Capital Secured Debt Documents in accordance with the terms of the Working Capital Secured Debt Documents, other than from the proceeds of an incurrence of Working Capital Secured Debt;

(3)	discharge or cash collateralization of all outstanding letters of credit constituting Working Capital Secured Debt in accordance with the terms of the Working Capital Secured Debt Documents; and
(4)
payment in full in cash of all other Working Capital Secured Obligations that are outstanding and unpaid at the time the Working Capital Secured Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

"Enforcement" means collectively or individually for the ABL Collateral Agent or the Collateral Trustee when an ABL Default, a Priority Lien Fixed Assets Default or a Subordinated Lien Fixed Assets Default, as the case may be, has occurred and is continuing, any action taken by such Person to repossess, or exercise any remedies with respect to, any material amount of Collateral or commence the judicial enforcement of any of the rights and remedies with respect to any Collateral under the Working Capital Secured Debt Documents, the Priority Lien Fixed Assets Documents, the Subordinated Lien Fixed Assets Documents or under any applicable law, but in all cases excluding (i) the demand of the repayment of all or any of the principal amount of any of the Obligations, (ii) the imposition of a default rate or late fee, (iii) the collection and application of, or the delivery of any activation notice with respect to, accounts or other proceeds of Working Capital Collateral deposited from time to time in deposit accounts or securities accounts against the Working Capital Secured Obligations; provided, however, the foregoing exclusion set forth in clause (iii) shall immediately cease to apply upon the earlier of (x) the ABL Collateral Agent's delivery of written notice to Catalyst that such exclusion no longer applies and (y) the termination of the commitments under the ABL Credit Facility, and (iv) the collection and application of, proceeds of Fixed Assets Collateral or Subordinated Lien Fixed Assets Collateral deposited from time to time in a Fixed Assets Proceeds Collateral Account; provided, however, the foregoing exclusion set forth in clause (iv) shall immediately cease to apply upon the earlier of (x) the Collateral Trustee's delivery of written notice to Catalyst that such exclusion no longer applies and (y) the termination of the commitments under the applicable credit agreement or indenture.
"Enforcement Notice" means a written notice delivered, at a time when an ABL Default, a Priority Lien Fixed Assets Default or a Subordinated Lien Fixed Assets Default has occurred and is continuing, by either the ABL Collateral Agent or the Collateral Trustee to the other such Person announcing that an Enforcement Period has commenced, specifying the relevant event of default, stating the current balance of the Working Capital Secured Obligations, the current balance owing with respect to the Priority Lien Fixed Assets Secured Obligations, as the case may be, or the current balance owing with respect to the Subordinated Lien Fixed Assets Secured Obligations, as the case may be, and requesting the current balance owing of the Working Capital Secured Obligations, the Priority Lien Fixed Assets Secured Obligations or the Subordinated Lien Fixed Assets Secured Obligations, as the case may be.
"Enforcement Period" means the period of time following the receipt by either the ABL Collateral Agent or the Collateral Trustee of an Enforcement Notice from the other until (i) in the case of an Enforcement Period commenced by the Collateral Trustee, the Discharge of Capped Fixed Assets Secured Obligations, (ii) in the case of an Enforcement Period commenced by the ABL Collateral Agent, the Discharge of Working Capital Secured Obligations, or (iii) the Collateral Trustee or the ABL Collateral Agent (as applicable) agree in writing to terminate the Enforcement Period.
"Fixed Assets Secured Obligations Cap" shall mean the principal amount of Fixed Assets Secured Obligations equal to US$360,000,000, plus all interest (including any interest paid in kind), fees, costs, expenses and other amounts owing thereon (including post-petition interest, fees, costs and other charges, irrespective of whether a claim for such amounts is allowed or allowable in any Insolvency or Liquidation Proceeding) in accordance with the applicable Fixed Assets Secured Debt Documents.
"Fixed Assets Proceeds Collateral Account" means a deposit account or securities account established by and under the sole dominion and control of the Collateral Trustee and into which proceeds of Fixed Assets Collateral (and no proceeds of Working Capital Collateral or Excluded Assets) are to be deposited by or on behalf of Catalyst, a Guarantor or the Collateral Trustee. For greater certainty, so long as no event of default has occurred and is continuing under the New Secured Term Loan Agreement or the Existing Senior Secured Term Loan Agreement, amounts on deposit in the Fixed Assets Proceeds Collateral Account shall be released to Catalyst upon receipt by the Collateral Trustee of an Officers' Certificate to the effect that the application of such amounts by Catalyst is permitted by the Fixed Assets Secured Debt Documents.
"Junior Fixed Assets Secured Obligations" shall mean any and all Fixed Assets Secured Obligations that, at the time of the incurrence thereof, are in excess of the First Lien Fixed Assets Secured Obligations Cap. For greater certainty, any Fixed Assets Secured Obligations that are Junior Fixed Assets Secured Obligations at the time of incurrence shall continue to be Junior Fixed Assets Secured Obligations notwithstanding the repayment of all or a portion of the Secured Obligations that fit within the First Lien Fixed Assets Secured Obligations Cap. Catalyst shall, upon the incurrence of any Junior Fixed Assets Secured Obligations, notify the Collateral Trustee and the ABL Collateral Agent of the same, and such Junior Fixed Assets Secured Obligations shall be designated as such under the terms of the Fixed Assets Secured Obligations.

"Offices" means the offices of each of Catalyst and the Guarantors where any of the ledgers, books, records, computers, books of account, computer programs, disks, tape files, printout runs, and other computer-prepared information with respect to accounts and Inventory, including data regarding claims and collections with respect thereto and any other proceeds thereof, are maintained and where mail (including payments of any accounts) is received.
"Priority Lien Fixed Assets Default" means an "Event of Default" (as defined in any of the Priority Lien Fixed Assets Documents).
"Subordinated Lien Fixed Assets Default" means an "Event of Default" (as defined in any of the Subordinated Lien Fixed Assets Documents).
The Collateral Trust Agreement
On the date of the New Secured Term Loan Agreement, the Collateral Trust Agreement with Wilmington Trust, as the trustee under the Indenture for the Notes, and Computershare Trust Company of Canada, as Collateral Trustee will be amended to reflect the replacement of the indenture governing the Notes with the New Secured Term Loan Agreement governing the New Secured Term Loan. Under this agreement, the Collateral Trustee is appointed as the collateral agent for (i) the holders of the New Secured Term Loan and the holders of the Existing Senior Secured Term Loan as well as for the holders of any additional Series of Priority Lien Fixed Assets Debt that Catalyst or the Guarantors may issue in the future which would be entitled to share equally and ratably in the Collateral and (ii) the holders of any Subordinated Lien Fixed Assets Debt that Catalyst or the Guarantors may issue in the future that would be secured by Liens in the Collateral. Pursuant to the Collateral Trust Agreement, the Collateral Trustee is authorized, in any foreclosure proceeding or other realization with respect to the Collateral or other insolvency proceeding, to take direction in response to an Act of the Required Debtholders, which means, prior to the Discharge of Priority Lien Fixed Assets Secured Obligations, the holders of a majority of Priority Lien Fixed Assets Debt outstanding. Prior to the Discharge of Priority Lien Fixed Assets Secured Obligations, and subject to the Intercreditor Agreement, all proceeds of Collateral in any such proceeding would be distributed to all holders of the Priority Lien Fixed Assets Secured Obligations on a pro rata basis in accordance with the principal amount of New Secured Term Loan and the Additional Priority Lien Fixed Assets Debt as may be held by the holders thereof. Following the Discharge of Priority Lien Fixed Assets Secured Obligations, and subject to the Intercreditor Agreement, all proceeds of Collateral in any such proceeding would be distributed to all holders of the Subordinated Lien Fixed Assets Secured Obligations, if any, on a pro rata basis in accordance with the principal amount of Subordinated Lien Fixed Assets Debt as may be held by the holders thereof.
Enforcement of Liens
The Collateral Trust Agreement provides that if the Collateral Trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Fixed Assets Secured Debt Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Fixed Assets Secured Debt Representative. Thereafter, the Collateral Trustee may await direction by an Act of Required Fixed Assets Debtholders and will act, or decline to act, as directed by an Act of Required Fixed Assets Debtholders, in the exercise and enforcement of the Collateral Trustee's interests, rights, powers and remedies in respect of the Collateral or under the security documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Fixed Assets Debtholders, subject to the limitations set forth in the Intercreditor Agreement with respect to the rights of the Collateral Trustee in the Working Capital Collateral.

Until the Discharge of Priority Lien Fixed Assets Secured Obligations, the trustee and/or the holders of the Existing Senior Secured Term Loan and the holders of other future Priority Lien Fixed Assets Secured Obligations will have, subject to the Intercreditor Agreement and the exceptions set forth below in clauses (1) through (4), the exclusive right to authorize and direct the Collateral Trustee with respect to the Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and the provisions of the security documents relating thereto, and no Subordinated Lien Fixed Assets Representative or holder of Subordinated Lien Fixed Assets Secured Obligations may authorize or direct the Collateral Trustee with respect to such matters. Notwithstanding the foregoing, the holders of Subordinated Lien Fixed Assets Secured Obligations may, and subject to the limitations set forth in the Intercreditor Agreement, direct the Collateral Trustee with respect to Collateral:
(1)	without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Fixed Assets Secured Obligations;
(2)
as necessary to redeem any Collateral in a creditor's redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Fixed Assets Secured Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Fixed Assets Secured Obligations in the event of foreclosure;

(3)
as necessary to perfect or establish the priority (subject to the priority of the Liens securing Priority Lien Fixed Assets Secured Obligations and Liens securing Working Capital Secured Obligations) securing the Subordinated Lien Fixed Assets Secured Obligations upon any Collateral; provided that, unless otherwise agreed to by the Collateral Trustee in the security documents, the holders of Subordinated Lien Fixed Assets Secured Obligations may not require the Collateral Trustee to take any action to perfect any such Liens on any Collateral through possession or control; or

(4)	as necessary to create, prove, preserve or protect (but not enforce) the Liens securing the Subordinated Lien Fixed Assets Secured Obligations upon any Collateral.
Subject to the Intercreditor Agreement, both before and during an Insolvency or Liquidation Proceeding, until the Discharge of Priority Lien Fixed Assets Secured Obligations, none of the holders of Subordinated Lien Fixed Assets Secured Obligations, the Collateral Trustee (unless acting pursuant to an Act of Required Fixed Assets Debtholders) or any Subordinated Lien Fixed Assets Representative is permitted to:
(1)
request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the Collateral Trustee or the holders of Priority Lien Fixed Assets Secured Obligations in respect of the Priority Lien Fixed Assets or that would limit, invalidate, avoid or set aside any Priority Lien Fixed Assets or subordinate the Priority Lien Fixed Assets to the Subordinated Lien Fixed Assets or grant the Subordinated Lien Fixed Assets equal ranking to the Priority Lien Fixed Assets;

(2)
oppose or otherwise contest any motion for relief from the stay (automatic or otherwise) or from any injunction against foreclosure or enforcement of Priority Lien Fixed Assets made by the Collateral Trustee or any holder of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative in any Insolvency or Liquidation Proceeding;

(3)
oppose or otherwise contest any lawful exercise by the Collateral Trustee or any holder of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative of the right to credit bid Priority Lien Fixed Assets Debt at any sale of Collateral in foreclosure of Priority Lien Fixed Assets;

(4)
oppose or otherwise contest any other request for judicial relief made in any court by the Collateral Trustee or any holder of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative relating to the lawful enforcement of any Priority Lien Fixed Assets; or

(5)	challenge the validity, enforceability, perfection or priority of the Priority Lien Fixed Assets.
Notwithstanding the foregoing and subject to the limitations contained in the Intercreditor Agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Fixed Assets Secured Obligations or Subordinated Lien Fixed Assets Representatives may take actions and exercise rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against Catalyst or any Guarantor in accordance with applicable law; provided the applicable Fixed Assets Secured Debt Documents will provide that no holder of Subordinated Lien Fixed Assets Secured Obligations or Subordinated Lien Fixed Assets Representative is permitted to take any action prohibited by the Intercreditor Agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the immediately preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described under "— Insolvency or Liquidation Proceedings".
The Collateral Trust Agreement provides that, at any time prior to the Discharge of Priority Lien Fixed Assets Secured Obligations and after:
(1)	the commencement of any Insolvency or Liquidation Proceeding in respect of Catalyst or any Guarantor; or
(2)	the Collateral Trustee and each Subordinated Lien Fixed Assets Representative have received written notice from any Priority Lien Fixed Assets Representative that:
(a)	any Series of Priority Lien Fixed Assets Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise); or
(b)
the holders of Priority Lien Fixed Assets securing one or more Series of Priority Lien Fixed Assets Debt have become entitled under any Priority Lien Fixed Assets Document to and desire to enforce any or all of the Priority Lien Fixed Assets by reason of a default under such Priority Lien Fixed Assets Documents;

(c)
no payment of money (or the equivalent of money) may be made from the proceeds of Collateral by Catalyst or any Guarantor to the Collateral Trustee (other than distributions to the Collateral Trustee for the benefit of the holders of Priority Lien Fixed Assets Secured Obligations), any Subordinated Lien Fixed Assets Representative or any holder of Subordinated Lien Fixed Assets Secured Obligations (including, without limitation, payments and prepayments made for application to Subordinated Lien Fixed Assets Secured Obligations).

All proceeds of Collateral received by the Collateral Trustee, any Subordinated Lien Fixed Assets Representative or any holder of Subordinated Lien Fixed Assets Secured Obligations in violation of the provisions described in the immediately preceding paragraph shall be held by such Person for the account of, prior to the Discharge of Priority Lien Fixed Assets Secured Obligations and subject to the Intercreditor Agreement, the holders of Priority Lien Fixed Assets and promptly remitted to any Priority Lien Fixed Assets Representative upon demand by such Priority Lien Fixed Assets Representative. The Subordinated Lien Fixed Assets will remain attached to and, subject to the indenture enforceable against, all proceeds so held or remitted. All proceeds of Collateral received by the Collateral Trustee, any Subordinated Lien Fixed Assets Representative or any holder of Subordinated Lien Fixed Assets Secured Obligations not in violation of the immediately preceding paragraph are received by such Person free from the Priority Lien Fixed Assets and all other Liens except Subordinated Lien Fixed Assets, subject to the terms of the Intercreditor Agreement.
Insolvency or Liquidation Proceedings
The Collateral Trust Agreement provides that, if in any Insolvency or Liquidation Proceeding and prior to the Discharge of Priority Lien Fixed Assets Secured Obligations, the holders of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative consent to any order:
(1)	for use of cash collateral;
(2)
approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Lien Fixed Assets upon any property of the estate in such Insolvency or Liquidation Proceeding;

(3)
granting any relief on account of Priority Lien Fixed Assets Secured Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Fixed Assets Secured Obligations in the Collateral; or

(4)
relating to a sale of assets of Catalyst or any Guarantor that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Priority Lien Fixed Assets and Subordinated Lien Fixed Assets will attach to the proceeds of the sale;

then, the holders of Subordinated Lien Fixed Assets Secured Obligations and the Subordinated Lien Fixed Assets Representatives, in their capacity as holders or representatives of secured claims, will not oppose or otherwise contest the entry or granting of such order, so long as none of the holders of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative opposes or otherwise contests any request made by the holders of Subordinated Lien Fixed Assets Secured Obligations or a Subordinated Lien Fixed Assets Representative for the grant to the Collateral Trustee, for the benefit of the holders of Subordinated Lien Fixed Assets Secured Obligations and the Subordinated Lien Fixed Assets Representatives, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Fixed Assets Secured Obligations, co-extensive in all respects with, but subordinated to, such Lien and all Priority Lien Fixed Assets on such property.
Notwithstanding the foregoing and subject to the limitations contained in the Intercreditor Agreement, both before and during an Insolvency or Liquidation Proceeding, the holders of Subordinated Lien Fixed Assets Secured Obligations and the Subordinated Lien Fixed Assets Representatives may take actions and exercise rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of Insolvency or Liquidation Proceedings against Catalyst or any Guarantor in accordance with applicable law; provided that the applicable Fixed Assets Secured Debt Documents will provide that no holder of Subordinated Lien Fixed Assets Secured Obligations or Subordinated Lien Fixed Assets Representative is permitted to take any action prohibited by the Intercreditor Agreement or any of the actions prohibited by the provisions described in clauses (1) through (5) of the third paragraph under "— Enforcement of Liens", or oppose or contest any order that it has agreed not to oppose or contest under the provisions described in clauses (1) through (4) of the immediately preceding paragraph.
The holders of Subordinated Lien Fixed Assets Secured Obligations or any Subordinated Lien Fixed Assets Representative will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Subordinated Lien Fixed Assets, except that, subject to the provisions of the Intercreditor Agreement:
(1)
they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with, but subordinated to, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the holders of Priority Lien Fixed Assets Secured Obligations; or (b) in connection with the confirmation, sanction or approval of any plan of reorganization compromise or arrangement, or similar dispositive restructuring plan; provided, however, that they shall not take any action or give any vote with respect to any such plan in any way that is inconsistent with the terms of the Intercreditor Agreement or otherwise support any such plan that would grant them any securities received in an insolvency proceeding without also granting the holders of Priority Lien Fixed Assets Secured Obligations or any Priority Lien Fixed Assets Representative securities received in the insolvency proceeding ranking pari passu or senior thereto (having the priorities set forth in the Intercreditor Agreement and the Collateral Trust Agreement) unless the payment in full in cash of Priority Lien Fixed Assets Secured Obligations has occurred or will occur upon confirmation as a result of such plan; and

(2)
they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Fixed Assets Secured Obligations.

Order of Application
The Collateral Trust Agreement provides that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens securing Priority Lien Fixed Assets Secured Obligations granted to the Collateral Trustee in the security documents, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement shall be distributed by the Collateral Trustee, subject to the provisions of the Intercreditor Agreement and Permitted Liens, in the following order of application:
FIRST, to the payment of all amounts payable under the Collateral Trust Agreement and the Credit Agreements on account of the Collateral Trustee's fees and the trustee's and agent's fees and under any other indenture, credit agreement or other agreement governing any other Series of Priority Lien Fixed Assets Debt on account of a Priority Lien Fixed Assets Representative's fees, and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee, trustee, agent, and, if applicable, any other Priority Lien Fixed Assets Representative or any co-trustee or agent of the Collateral Trustee, trustee, agent and, if applicable, any other Priority Lien Fixed Assets Representative in connection with the Credit Agreements and/or any security document, any security document and/or any other agreement governing any other Series of Priority Lien Fixed Assets Debt;
SECOND, equally and ratably to the respective Priority Lien Fixed Assets Representatives for application to the payment of all outstanding loans and other Priority Lien Fixed Assets Debt and any other Priority Lien Fixed Assets Secured Obligations that are then due and payable in such order as may be provided in the Priority Lien Fixed Assets Documents in an amount sufficient to pay in full in cash all outstanding loans and other Priority Lien Fixed Assets Debt and all other Priority Lien Fixed Assets Secured Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Fixed Assets Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Fixed Assets Document) of all outstanding letters of credit constituting Priority Lien Fixed Assets Debt);
THIRD, equally and ratably to the respective Subordinated Lien Fixed Assets Representatives for application to the payment of all outstanding Subordinated Lien Fixed Assets Debt and any other Subordinated Lien Fixed Assets Secured Obligations that are then due and payable in such order as may be provided in the Subordinated Lien Fixed Assets Documents in an amount sufficient to pay in full in cash all outstanding Subordinated Lien Fixed Assets Debt and all other Subordinated Lien Fixed Assets Secured Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Subordinated Lien Fixed Assets Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Subordinated Lien Fixed Assets Document) of all outstanding letters of credit, if any, constituting Subordinated Lien Fixed Assets Debt); and
FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses are paid to Catalyst or the applicable Guarantor, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.
If any Subordinated Lien Fixed Assets Representative or any holder of a Subordinated Lien Fixed Assets Obligation collects or receives any proceeds with respect to Subordinated Lien Fixed Assets Secured Obligations of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Fixed Assets Secured Obligations in accordance with the provisions described in the immediately preceding paragraph, whether after the commencement of an Insolvency or Liquidation Proceeding or otherwise, such Subordinated Lien Fixed Assets Representative or such holder of a Subordinated Lien Fixed Assets Obligation, as the case may be, will forthwith deliver the same to the Collateral Trustee, for the account of the holders of the Priority Lien Fixed Assets Secured Obligations to be applied in accordance with the provisions described in the immediately preceding paragraph. Until so delivered, such proceeds are to be held by that Subordinated Lien Fixed Assets Representative or that holder of a Subordinated Lien Fixed Assets Obligation, as the case may be, for the benefit of the holders of the Priority Lien Fixed Assets Secured Obligations.

The provisions described above under the caption "— Order of Application" are intended for the benefit of, and are enforceable by, each present and future holder of Fixed Assets Secured Obligations, each present and future Fixed Assets Secured Debt Representative and the Collateral Trustee, as holder of Priority Lien Fixed Assets and Subordinated Lien Fixed Assets, in each case, as a party to the Collateral Trust Agreement or as a third party beneficiary thereof. The Fixed Assets Secured Debt Representative of each future Series of Fixed Assets Secured Debt is required to deliver a joinder to the Collateral Trust Agreement and a Lien Sharing and Priority Confirmation to the Collateral Trustee and each other Fixed Assets Secured Debt Representative at the time of incurrence of such Series of Fixed Assets Secured Debt.
No appraisal of the fair market value of the Collateral has been made in connection with this offering of the New Secured Term Loan and the value of the Collateral will depend on market and economic conditions, the availability of buyers and other factors. As a result, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the New Secured Term Loan. There can be no assurance that the value of the Collateral or that the net proceeds received upon a sale of the Collateral would be sufficient to repay all, or would not be substantially less than, amounts due on the New Secured Term Loan following a foreclosure upon the Collateral or a liquidation of Catalyst's assets or the assets of the Guarantors.
Release of Liens on Collateral
The Collateral Trust Agreement provides that the Collateral Trustee's Liens on the Collateral are released:
(1)
in whole, upon (a) payment in full and discharge of all outstanding Fixed Assets Secured Debt and all other Fixed Assets Secured Obligations that are outstanding, due and payable at the time all of the Fixed Assets Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Fixed Assets Secured Debt Documents and the cancellation or termination or cash collateralization of all outstanding letters of credit issued pursuant to any Fixed Assets Secured Debt Documents;

(2)
as to any Collateral that is sold, transferred or otherwise disposed of by Catalyst or any Guarantor (including indirectly, by way of a sale or other disposition of Capital Stock of a Guarantor) to a Person that is not (either before or after such sale, transfer or disposition) Catalyst or a Restricted Subsidiary of Catalyst in a transaction or other circumstance that is not prohibited by either the "Asset Sale" provisions of the New Secured Term Loan Agreement or by the terms of any applicable Fixed Assets Secured Debt Documents at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee's Liens upon the Collateral will not be released under this clause (2) if the sale or disposition is subject to the covenant described under "— Covenants — Merger, Consolidation or Sale of Assets";

(3)
as to Collateral owned by any Guarantor (together with the Capital Stock and other equity interests of such Guarantor), upon the release of such Guarantor's guaranty of all Fixed Assets Secured Obligations in accordance with the New Secured Term Loan Agreement and all applicable Fixed Assets Secured Debt Documents;

(4)
as to less than all or substantially all of the Collateral, if consent to the release of all Priority Lien Fixed Assets (or, at any time after the Discharge of Priority Lien Fixed Assets Secured Obligations, consent to the release of all Subordinated Lien Fixed Assets) on such Collateral has been given by an Act of Required Fixed Assets Debtholders;

(5)
as to all or substantially all of the Collateral, if consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Fixed Assets Secured Debt at the time outstanding as provided for in the applicable Fixed Assets Secured Debt Documents;

(6)
if and to the extent (a) required by all Series of Fixed Assets Secured Debt at the time outstanding or (b) upon request of Catalyst, if such release is permitted for all Series of Fixed Assets Secured Debt at the time outstanding without the consent of the holders thereof, in each case as provided for in the applicable Fixed Assets Secured Debt Documents; or

(7)	if and to the extent required by the provisions of the Intercreditor Agreement described under "— The Intercreditor Agreement — Releases";
and, in each such case, upon request and at the expense of Catalyst, the Collateral Trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver evidence of such release to Catalyst; provided, however, that in any event Catalyst will deliver to the Collateral Trustee an Officers' Certificate to the effect that such release of Collateral pursuant to the provisions described in this paragraph did not violate the terms of any applicable Fixed Assets Secured Debt Document and providing reasonable detail regarding the circumstances of such determination and, in the case of clause (5) above, certifying that all necessary consents for such release have been obtained.
The security documents will provide that the Liens securing the Fixed Assets Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the Collateral Trustee's Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the immediately preceding paragraph, subject to the provisions of the Intercreditor Agreement.

Release of Liens in Respect of the New Secured Term Loan
The New Secured Term Loan Agreement and The Collateral Trust Agreement provides that the Collateral Trustee's Liens upon the Collateral will no longer secure the New Secured Term Loan or any other Obligations under the New Secured Term Loan Agreement, and the right of the holders of such New Secured Term Loan and such Obligations to the benefits and proceeds of the Collateral Trustee's Liens on the Collateral will terminate and be discharged:
(1)	upon payment in full and discharge of the New Secured Term Loan and all other Obligations outstanding under the New Secured Term Loan Agreement;
(2)	in whole or in part, with the consent of the holders of the requisite percentage of the New Secured Term Loan in accordance with the provisions of the New Secured Term Loan Agreement; or
(3)	if and to the extent required by the provisions of the Intercreditor Agreement described above under the caption "— The Intercreditor Agreement — Releases".
Amendment of Security Documents
The Collateral Trust Agreement provides that:
(1)
no amendment or supplement to the provisions of any security document is effective without the approval of the Collateral Trustee acting as directed by an Act of Required Fixed Assets Debtholders, except that any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Fixed Assets Secured Debt that was otherwise permitted by the terms of the Fixed Assets Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein; (b) curing any ambiguity, defect, mistake, omission or inconsistency; (c) providing for the assumption of Catalyst's or any Guarantor's obligations under any security document in the case of a merger or consolidation or sale of all or substantially all of the assets of Catalyst or such Guarantor, as applicable; (d) making any change that would provide any additional rights or benefits to the secured parties or the Collateral Trustee or that does not adversely affect in any respect (other than in any immaterial respect) the legal rights under the New Secured Term Loan Agreement or any other Fixed Assets Secured Debt Document of any holder of the New Secured Term Loan, any other secured party or the Collateral Trustee; (e) conforming the text of any security document to any provision of this Description of the New Secured Term Loan to the extent that such provision in this Description of the New Secured Term Loan was intended by Catalyst to be a verbatim recitation of any security document, which intention shall be evidenced by an Officers' Certificate of Catalyst; or (f) complying with any requirement of the SEC or Canadian Commissions (as defined below), will, in each case, become effective when executed and delivered by Catalyst and any applicable Guarantor party thereto and the Collateral Trustee;

(2)	no amendment or supplement to the provisions of any security document that:
(a)	reduces, impairs or adversely affects the right of any holder of Fixed Assets Secured Obligations:
(i)
to vote its outstanding Fixed Assets Secured Debt as to any matter described as subject to an Act of Required Fixed Assets Debtholders or direction by the Required Priority Lien Fixed Assets Debtholders;

(ii)
to share in the order of application described above under "— Order of Application" in the proceeds of enforcement of or realization after default on any Collateral that has not been released in accordance with the provisions described under "— Release of Liens on Collateral"; or

(iii)	to require that Liens securing Fixed Assets Secured Obligations be released only as set forth in the provisions described under "— Release of Liens on Collateral"; or
(b)
amends the provisions described in this clause (2) or the definition of "Act of Required Fixed Assets Debtholders", "Required Priority Lien Fixed Assets Debtholders" or "Required Subordinated Lien Fixed Assets Debtholders";

will become effective without the consent of the requisite percentage or number of holders of each Series of Fixed Assets Secured Debt so affected as specified under the applicable Fixed Assets Secured Debt Documents; and
(3)
no amendment or supplement to the provisions of any security document that imposes any obligation upon the Collateral Trustee or any Fixed Assets Secured Debt Representative or adversely affects the rights of the Collateral Trustee or any Fixed Assets Secured Debt Representative will become effective without the consent of the Collateral Trustee or such Fixed Assets Secured Debt Representative, as applicable.

Any amendment or supplement to the provisions of the security documents that releases Collateral is effective only if such release is granted in accordance with the applicable Fixed Assets Secured Debt Document in compliance with each then outstanding Series of Fixed Assets Secured Debt, except as specified in the next sentence. Any amendment or supplement that results in the Collateral Trustee's Liens upon all or substantially all of the Collateral no longer securing the New Secured Term Loan and all related Obligations under the New Secured Term Loan Agreement may only be effected in accordance with the provisions described under "— Release of Liens in Respect of the New Secured Term Loan".

The Collateral Trust Agreement provides that, notwithstanding anything to the contrary in the provisions described under "— Amendment of Security Documents", but subject to the provisions described in clauses (2) and (3) of the first paragraph under that caption, any amendment or waiver of, or any consent under, any provision of the Collateral Trust Agreement or any other security document that secures Priority Lien Fixed Assets Secured Obligations will apply automatically to any comparable provision of any comparable Subordinated Lien Fixed Assets Document without the consent of or notice to any Subordinated Lien Fixed Assets Representative or holder of Subordinated Lien Fixed Assets Secured Obligations and without any action by Catalyst, any Guarantor, any holder of loans or other Priority Lien Fixed Assets Secured Obligations or any Subordinated Lien Fixed Assets Representative or holder of Subordinated Lien Fixed Assets Secured Obligations.
Voting
The Collateral Trust Agreement provides that in connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Fixed Assets Secured Debt, each Series of Fixed Assets Secured Debt will cast its votes in accordance with the Fixed Assets Secured Debt Documents governing such Series of Fixed Assets Secured Debt. The amount of Fixed Assets Secured Debt to be voted by a Series of Fixed Assets Secured Debt will equal (a) the aggregate principal amount of Fixed Assets Secured Debt held by such Series of Fixed Assets Secured Debt (including outstanding letters of credit whether or not then available or drawn) plus (b) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Debt of such Series of Fixed Assets Secured Debt. Following and in accordance with the outcome of the applicable vote under its Fixed Assets Secured Debt Documents, the Fixed Assets Secured Debt Representative of each applicable Series of Fixed Assets Secured Debt will vote the total amount of Fixed Assets Secured Debt under that Series of Fixed Assets Secured Debt as a block in respect of any vote under the Collateral Trust Agreement.
Certain Defined Terms Used in the Collateral Trust Agreement
"Act of Required Fixed Assets Debtholders" means, as to any matter at any time:
(1)
prior to the Discharge of Priority Lien Fixed Assets Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Priority Lien Fixed Assets Debt representing the Required Priority Lien Fixed Assets Debtholders; and

(2)
at any time after the Discharge of Priority Lien Fixed Assets Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Subordinated Lien Fixed Assets Debt representing the Required Subordinated Lien Fixed Assets Debtholders.

For purposes of this definition, (a) Fixed Assets Secured Debt registered in the name of, or beneficially owned by, the Company or any Subsidiary of the Company will be deemed not to be outstanding and (b) votes will be determined in accordance with the provisions described above under the caption "— The Collateral Trust Agreement – Voting".
An Act of Required Fixed Assets Debtholders shall be evidenced by a certificate signed by, prior to the Discharge of Priority Lien Fixed Assets Obligations, the Priority Lien Fixed Assets Representatives representing the Required Priority Lien Fixed Assets Debtholders, and after the Discharge of Priority Lien Fixed Assets Obligations, Subordinated Lien Fixed Assets Representatives representing the Required Subordinated Lien Fixed Assets Debtholders, setting out the terms of the direction and the principal amount of Fixed Assets Secured Debt being represented by such Priority Lien Fixed Assets Representatives or Subordinated Lien Fixed Assets Representatives, as the case may be.
"Discharge of Priority Lien Fixed Assets Obligations" means the occurrence of all of the following:
(1)	termination or expiration of all commitments to extend credit that would constitute Priority Lien Fixed Assets Debt;
(2)
payment in full in cash of the principal of, and interest (including interest accruing on or after the commencement of an Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), fees and premium, if any, on all Priority Lien Fixed Assets Debt (other than any undrawn letters of credit) outstanding under the Priority Lien Fixed Assets Documents in accordance with the terms of the Priority Lien Fixed Assets Documents, other than from the proceeds of an incurrence of Priority Lien Fixed Assets Debt;

(3)	discharge or cash collateralization of all outstanding letters of credit constituting Priority Lien Fixed Assets Debt in accordance with the terms of the Priority Lien Fixed Assets Documents; and
(4)
payment in full in cash of all other Priority Lien Fixed Assets Obligations that are outstanding and unpaid at the time the Priority Lien Fixed Assets Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

"Insolvency or Liquidation Proceeding" means:
(1)
any case or proceeding commenced by or against the Company or any Guarantor under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code or any similar Bankruptcy Law for the relief or protection of debtors, any other proceeding of a similar nature for the reorganization, protection, restructuring, compromise, arrangement, composition, adjustment or marshalling of any of the assets and/or liabilities of the Company or any Guarantor (including, any such proceeding under any applicable Canadian corporate legislation, as now or hereafter in effect), or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2)
any receivership, foreclosure, petition or assignment for the benefit of creditors relating to the Company or any Guarantor or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(3)
any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the Fixed Assets Secured Debt Documents and the Working Capital Secured Debt Documents;

(4)
any proceeding seeking the appointment of a trustee, receiver, receiver and manager, interim receiver, administrator, liquidator, custodian or other insolvency official or fiduciary with respect to the Company or any Guarantor or any of their assets;

(5)	any case or proceeding commenced by or against the Company or any Guarantor seeking to adjudicate the Company or any Guarantor a bankrupt or insolvent, whether or not voluntary;
(6)
any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(7)	any analogous procedure or step in any jurisdiction.
"Priority Lien Fixed Assets Representative" means, in the case of any Series of Priority Lien Fixed Assets Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Fixed Assets Debt who (1) is appointed as a Priority Lien Fixed Assets Representative (for purposes related to the administration of the collateral documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Priority Lien Fixed Assets Debt, together with its successors in such capacity, and (2) has become a party to the Collateral Trust Agreement by executing a joinder agreement thereto.
"Required Priority Lien Fixed Assets Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Priority Lien Fixed Assets Debt then outstanding, or, for purposes of clause (5) above under the caption"— The Collateral Trust Agreement – Voting" only, holders of two-thirds of the aggregate principal amount of all Priority Lien Fixed Assets Debt then outstanding, in each case calculated in accordance with the provisions described above under the caption "— The Collateral Trust Agreement – Voting". For purposes of this definition, Priority Lien Fixed Assets Debt registered in the name of, or beneficially owned by (and in such case so long as the Collateral Trustee has knowledge thereof), the Company or any Subsidiary of the Company will be deemed not to be outstanding.
"Required Subordinated Lien Fixed Assets Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Subordinated Lien Fixed Assets Debt (exclusive, at any time prior to the Discharge of Working Capital Secured Obligations, of all Junior Fixed Assets Secured Obligations) then outstanding, or, for purposes of clause (5) above under the caption"— The Collateral Trust Agreement – Voting" only, holders of two-thirds of the aggregate principal amount of all Subordinated Lien Debt then outstanding, in each case calculated in accordance with the provisions described above under the caption "— The Collateral Trust Agreement – Voting". For purposes of this definition, Subordinated Lien Fixed Assets Debt registered in the name of, or beneficially owned by (and in such case so long as the Collateral Trustee has knowledge thereof), the Company or any Subsidiary of the Company will be deemed not to be outstanding.
"Subordinated Lien Fixed Assets Representative" means, in the case of any Series of Subordinated Lien Fixed Assets Debt, the trustee, agent or representative of the holders of such Series of Subordinated Lien Fixed Assets Debt who (1) is appointed as a Subordinated Lien Fixed Assets Representative (for purposes related to the administration of the collateral documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Fixed Assets Debt, together with its successors in such capacity, and (2) has become a party to the Collateral Trust Agreement by executing a joinder agreement thereto.

TSX LISTING
Application has been made to the TSX to approve the Recapitalization and to list the Common Shares issuable in connection with the Recapitalization in the event that the Privatization Transaction is not completed. TSX approval will be subject to the Company fulfilling all of the continued listing requirements of the TSX. There is substantial doubt that such continued listing requirements will be satisfied in connection with or following the completion of the Recapitalization. If Catalyst is unable to satisfy the continued listing requirements of the TSX following completion of the Recapitalization, the Common Shares may be delisted from the TSX and no liquid market may exist for the Common Shares.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of the Privatization Orders and completion of the DTC Removal.
If the Recapitalization and the Privatization Transaction are completed, the Common Shares will be delisted from the TSX and Catalyst will cease being a reporting issuer under applicable Canadian Securities Laws. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
EFFECTIVE DATE OF THE RECAPITALIZATION
If the Final Order is obtained, every other requirement of the CBCA relating to the Recapitalization is complied with and all other conditions summarized above under "Conditions to the Completion of the Recapitalization" are satisfied or waived, it is expected that the Recapitalization will become effective on the Effective Date. Catalyst currently expects that the Effective Date will be on or about January 24, 2017. If the Privatization Approval and/or the Privatization Orders are not obtained, the Plan of Arrangement will be amended to exclude the Privatization Transaction, and the Recapitalization will be completed as if the Privatization Transaction was not part of the Plan of Arrangement.
LETTERS OF TRANSMITTAL
Shareholder Letter of Transmittal
A Shareholder Letter of Transmittal is enclosed with this Circular for use by registered Shareholders (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) for the purpose of the surrender of share certificates representing Common Shares, if any, held by such registered Shareholders. The details for the surrender of share certificates, if any, to the Transfer Agent and the addresses of the Transfer Agent are set out in the Letter of Transmittal. Provided that a registered Shareholder (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) has delivered and surrendered to the Transfer Agent all share certificates, if any, together with a Shareholder Letter of Transmittal properly completed and executed in accordance with the instructions of such Shareholder Letter of Transmittal, and any additional documents as the Transfer Agent may reasonably require, the Shareholder will be entitled to receive, and Catalyst will cause the Transfer Agent to deliver to the Shareholder (other than the Supporting Parties or registered holders of Common Shares issued pursuant to the Recapitalization) the aggregate Cash Consideration payable in exchange for their Common Shares, in the event the Privatization Transaction is completed in accordance with the Plan of Arrangement.
No interest will accrue on the Cash Consideration payable in connection with the Privatization Transaction or be paid by Catalyst or the Depositary to holders of Common Shares, regardless of any delay in making such payment.
NOTEHOLDER SETTLEMENT MATTERS
Noteholders should submit the Noteholder Information Form enclosed and described further below at their earliest convenience for expedited processing.

A Noteholder Information Form is enclosed with this Circular for use by registered Noteholders for the purpose of receiving expedited processing of the settlement of Notes in connection with the Recapitalization. The e-mail address of Epiq is set out in the Noteholder Information Form. Upon submission of a Noteholder Information Form to Epiq, Epiq will provide to such Noteholder such information forms and instructions as are required (a) by the Transfer Agent for the purpose of registering such Noteholder as a holder of the Common Shares to be issued to such Noteholder in connection with the Recapitalization ("Transfer Agent Submissions") and (b) to be submitted to the New Secured Term Loan Agent, in order for such Noteholder to be registered as a lender in accordance with the terms of the New Secured Term Loan
Agreement (the "Administrative Agent Submissions").

Provided that a registered Noteholder has (a) submitted its Noteholder Information Form to Epiq no later than January 6, 2017, and (b) submitted all Transfer Agent Submissions and Administrative Agent Submissions no later than January 13, 2017, including, without limitation, an original counterpart signature page to the New Secured Term Loan Agreement (all Noteholders who satisfy the preceding conditions are referred to as "Expedited Track Noteholders" and those Noteholders do not satisfy the preceding conditions are referred to as "Ordinary Track Noteholders"), then, at or as soon as practicable after the Effective Time, (x) the Transfer Agent will record a book-entry issuance of Common Shares to such registered Noteholder and (y) such registered Noteholder will be registered as a lender under the New Secured Term Loan Agreement for the applicable principal amount as determined in the Recapitalization.

At or as soon as practicable after the Effective Time, (a) the Company will direct the Transfer Agent to issue in reserve the full amount of Common Shares issuable in the Recapitalization to the Ordinary Track Noteholders and (b) Echelon shall enter into the New Secured Term Loan Agreement as a registered lender, solely in its capacity as trustee and nominee on behalf and for the benefit of the Ordinary Track Noteholders, for the aggregate principal amount of the New Secured Term Loan allocable to all such Ordinary Track Noteholders in the Recapitalization.

After the Effective Time, Epiq will contact each registered Ordinary Track Noteholder to provide such information forms and instructions as are required (a) for the Transfer Agent Submissions, (b) for the Administrative Agent Submissions and (c) to be submitted to Echelon in order for Echelon to enter into an assignment and assumption agreement with such Ordinary Track Noteholder to convey to such Ordinary Track Noteholder the registered holding to the applicable principal amount and any accrued interest with respect to such principal amount of the New Secured Term Loan (the "Echelon Submissions").  Non-registered Noteholders are expected to contact such non-registered Noteholders' intermediary (bank, trust company, securities broker or other nominee) account if they have any questions regarding this process and to arrange for their intermediary to complete the necessary steps to ensure that they receive the forms and instructions as are required for (a) the Transfer Agent Submissions, (b) the Administrative Agent Submissions and (c) the Echelon Submissions.

Upon or as promptly as practicable after receipt of all Transfer Agent Submissions by the Transfer Agent from an Ordinary Track Noteholder, the Transfer Agent will record a book-entry issuance of Common Shares to such registered Noteholder. Upon or as promptly as practicable after receipt of all Administrative Agent Submissions by Administrative Agent and all Echelon Submissions by Echelon, in each case from an Ordinary Track Noteholder, Echelon will enter into an assignment and assumption agreement in a form to be attached as an exhibit to the New Secured Term Loan Agreement to convey to such Ordinary Track Noteholder the applicable principal amount and any accrued interest with respect to such principal amount under the New Secured Term Loan in the Recapitalization.
CANCELLATION OF RIGHTS OF NOTEHOLDERS AFTER ONE YEAR
If any Noteholder has not submitted all required Administrative Agent Submissions to Administrative Agent and all Echelon Submissions to Echelon by the first anniversary date of the Effective Time, then such Noteholder will forfeit the right to participate in the New Secured Term Loan that such person was entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture, and will cease to have any claim or interest of any kind or nature against Catalyst, Echelon, the Administrative Agent or any of the lenders under the new Secured Term Loan. Accordingly, Noteholders who submit any required Administrative Agent Submissions to Administrative Agent or Echelon Submissions to Echelon after the first anniversary of the Effective Date will not receive the right to participate in the New Secured Term Loan that such person was entitled to receive in connection with the Recapitalization or any other compensation in lieu thereof.

If any Noteholder has not submitted all required Transfer Agent Submissions by the first anniversary of the Effective Date, then such Noteholder will forfeit the right to receive the Common Shares that such Noteholder was entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture and will cease to have any claim or interest of any kind or nature against Catalyst or the Transfer Agent.
LOST CERTIFICATES
If a certificate representing Common Shares held by a Shareholder has been lost, destroyed or stolen, the Shareholder Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Transfer Agent. Such Shareholder will be required to complete and submit certain documents, including a bond and/or indemnity. The Transfer Agent for the Common Shares will respond with replacement requirements (which may include a bonding requirement). Once these requirements have been met to the reasonable satisfaction of the Transfer Agent, the Transfer Agent will deliver the Cash Consideration that such Shareholder is entitled to receive in accordance with the Plan of Arrangement.

CANCELLATION OF RIGHTS OF EXISTING SHAREHOLDERS AFTER SIX YEARS
Provided that the Recapitalization is completed, if a Shareholder fails to deliver to the Depositary a completed and duly executed Letter of Transmittal, the certificate(s), if any, representing such Shareholder's Common Shares and any documents or instruments required to be delivered to the Depositary under the Plan of Arrangement to receive the Cash Consideration that such holder is entitled to receive, on or before the date that is six (6) years after the Effective Date, then such Shareholder will forfeit the Cash Consideration that such person was entitled to receive in connection with the Recapitalization and cease to have any claim or interest of any kind or nature against Catalyst or the Transfer Agent.

In such a case, the Cash Consideration that such Shareholder was entitled to receive will be delivered to Catalyst by the Transfer Agent and such Cash Consideration will be forfeited and the interest of the Shareholder in such Cash Consideration will be terminated as of the sixth anniversary after the Effective Date. Accordingly, and assuming the Recapitalization is completed, Shareholders who deposit with the Transfer Agent a completed and duly executed Shareholder Letter of Transmittal and certificates, if any, representing Common Shares after the sixth anniversary of the Effective Date will not receive the Cash Consideration in exchange therefor and will not own any interest in Catalyst, and will not be paid the Cash Consideration or other compensation under the Recapitalization.
DELIVERY REQUIREMENTS
The method of delivery of share certificate(s), if any, the Shareholder Letter of Transmittal and all other required documents being delivered to the Transfer Agent by a Shareholder is at the option and risk of the Shareholder surrendering them. Catalyst recommends that such documents be delivered by hand to the Transfer Agent, at the office noted in the Shareholder Letter of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Common Shares that are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their share certificates, if any.
RETURN OF CERTIFICATES
If the Recapitalization is not completed for any reason, any certificate(s) for Common Shares received by the Transfer Agent will be returned to the Shareholder forthwith in accordance with the Shareholder's delivery instructions on the Shareholder Letter of Transmittal, or failing such address being specified, to the last address of the Shareholder as it appears on the securities register of Catalyst.
CANADIAN SECURITIES LAWS CONSIDERATIONS
Catalyst is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares currently trade on the TSX.

The distribution of the Common Shares pursuant to the Recapitalization will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian Securities Laws. The Common Shares received pursuant to the Recapitalization will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) Catalyst is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (iii) no unusual effort is made to prepare the market or to create a demand for the Common Shares, as the case may be, (iv) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (v) if the selling security holder is an insider or officer of Catalyst, the selling security holder has no reasonable grounds to believe that Catalyst is in default of applicable Canadian Securities Laws.

In the event that the Privatization Transaction is completed and Catalyst ceases to be a reporting issuer pursuant to the Privatization Orders, the requirement described in subsection (i) of the preceding paragraph will not be satisfied and Noteholders that will receive Common Shares under the Recapitalization may therefore not be able to freely resell the Common Shares in Canada or to a Canadian resident, unless they can resell the Common Shares pursuant to an exemption from the prospectus requirements of Canadian Securities Laws.

Multilateral Instrument 61-101
MI 61-101 governs transactions that raise the potential for conflicts of interest, including related-party transactions and business combinations.

For the purposes of MI 61-101, Cyrus is a related party of Catalyst because it has beneficial ownership of, or control or direction over, directly or indirectly Common Shares carrying more than 10% of the voting rights attached to all of Catalyst voting securities. As of the date hereof, Cyrus holds 6,452,141 Common Shares, representing approximately 44.4% of the outstanding Common Shares. Additionally, for the purposes of MI 61-101, Mudrick is a related party of Catalyst because it has beneficial ownership of, or control or direction over, directly or indirectly Common Shares carrying more than 10% of the voting rights attached to all of Catalysts voting securities. As of the date hereof, Mudrick holds 2,860,473 Common Shares, representing approximately 19.7% of the outstanding Common Shares.

The Recapitalization is a related party transaction under MI 61-101 since, as described above, certain Noteholders, being Cyrus and Mudrick, are "related parties" of Catalyst who will be issued Common Shares and interests in the New Secured Term Loan under the Recapitalization.

The Privatization Transaction is also a business combination under MI 61-101 since the Privatization Transaction is implemented pursuant to a statutory arrangement under the CBCA which may result in the termination of shareholder's interests in Common Shares without their consent, and pursuant to which certain related parties, being Cyrus and Mudrick, are entitled to consideration that is different from the consideration which the remaining holders of Common Shares are entitled to receive.

Minority Approval

MI 61-101 requires that, in addition to any other required securityholder approval, a related party transaction and a business combination be subject to "minority approval" (as defined in MI 61-101). In relation to the Recapitalization and the Privatization Transaction (which is a component of the Recapitalization on which the Shareholders will have a separate vote for) and for purposes of the required approvals for the Recapitalization and the Privatization Transaction, the "minority" securityholders of Catalyst are all Shareholders other than: (i) Cyrus, (ii) Mudrick, (iii) any related party to such parties within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (i) to (iii) for the purposes of MI 61-101.

As a result, a total of 9,312,614 Common Shares held by Cyrus and Mudrick, representing approximately 64.1% of the issued and outstanding Common Shares, will be excluded from the majority of minority votes required under MI 61-01 to approve the Recapitalization and the Privatization Transaction.

The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.

Formal Valuation

MI 61-101 also requires that Catalyst obtain a "formal valuation" of the Common Shares in connection with the Recapitalization and the Privatization Transaction. The Independent Committee commissioned PwC to prepare a formal valuation of the fair market value of the Common Shares as at October 31, 2016, the effective date of the Formal Valuation. A copy of the Formal Valuation is attached as Appendix "F" to this Circular.

The Formal Valuation concluded that, subject to the limitations, the scope of review and the assumptions set out in the PwC Opinions, the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that, subject to the limitations, the scope of review and the assumptions set out in the PwC Opinions, the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per share.

Independence of PwC
PwC has acted as advisor to the Board and its Independent Committee in connection with the Recapitalization. PwC received a fee of $400,000 payable by Catalyst for providing the PwC Report. In addition, PwC was entitled to recover reasonable costs and expenses incurred in providing the PwC Report. The fee payable to PwC was not contingent, in whole or in part, on the completion of the Recapitalization or the Privatization Transaction, or on the conclusions reached in the Formal Valuation or Fairness Opinions. Additionally, PwC's legal liability to Catalyst is limited and Catalyst has agreed to indemnify PwC under certain circumstances for liabilities arising in connection with the PwC Report.
PwC has confirmed to Catalyst that it is independent of Catalyst, and of Mudrick and Cyrus (collectively, the "Interested Parties") for the purposes of MI 61-101. PwC or its affiliates are not the current auditor of Catalyst or the Interested Parties, nor an associated or affiliated entity or issuer insider of Catalyst or the Interested Parties, and PWC or its affiliates have no material financial interest in Catalyst or the Interested Parties. As a result, Catalyst has determined that PwC is independent of Catalyst and the Interested Parties for the purposes of MI 61-101.
There are no understandings, agreements or commitments between PwC and the Interested Parties with respect to future business dealings. PwC may in the future undertake accounting, tax and/or advisory assignments for Catalyst or the Interested Parties.

Qualification of PwC
PwC provides industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. PwC has broad experience in completing and defending, when necessary, assignments involving the valuation of all types of entities and business interests for various purposes, including the sale or purchase of an entity or assets by related parties, assistance in resolving shareholder disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity. As a result, Catalyst has determined that PwC is qualified for the purposes of MI 61-101 to provide the Formal Valuation.
Prior Valuations

To the knowledge of Catalyst, after reasonable inquiry, there are no prior valuations that would need to be disclosed in connection with the Formal Valuation prepared by PwC.

TSX Requirements
Section 604(a)(i) of the Manual provides that Catalyst is required to obtain Shareholder approval for a transaction that "materially affects control" of Catalyst. Under the Recapitalization, the exchange of the Notes for, among other things, the Common Shares is expected to "materially affect control" of Catalyst. Based on the principal amount of the Notes held by Oaktree as of the date hereof, pursuant to the Recapitalization, Catalyst expects that Oaktree will hold Common Shares representing approximately 33.4% of the issued and outstanding Common Shares upon completion of the Recapitalization and before giving effect to the Privatization Transaction. While as of the date hereof, Cyrus holds approximately 44.4% of the currently issued and outstanding Common Shares and Oaktree holds approximately 5.5% of the issued and outstanding Common Shares, following completion of the Recapitalization and before giving effect to the Privatization Transaction, Oaktree will hold approximately 33.4% of the issued and outstanding Common Shares and Cyrus will hold approximately 32.9% of the issued and outstanding Common Shares. Pursuant to the Manual, the issuance of Common Shares to Oaktree under the Recapitalization will be deemed to "materially affect control" of Catalyst. As a result, under the rules of the TSX, Catalyst will seek disinterested Shareholder approval for the issuance of the Common Shares to Oaktree under the Recapitalization, with the votes attaching to the Common Shares held by Oaktree and its related parties, excluded from the vote.
Section 604(a)(ii) of the Manual provides that Catalyst is required to obtain Shareholder approval for a transaction that results in insiders of Catalyst receiving share consideration with a value that would exceed 10% of the market capitalization of Catalyst. Under the Recapitalization, the exchange of the Notes for, among other things, the Common Shares is also expected to result in the value of the consideration to be received by Mudrick and Cyrus, both insiders of Catalyst as a result of each of them holding more than 10% of the currently issued and outstanding Common Shares as of the date hereof, to exceed 10% of the market capitalization of Catalyst. Under the Recapitalization, Mudrick and Cyrus are expected to receive Common Shares having a value of approximately 19.6% and 33.4%, respectively, of the market capitalization of Catalyst as of December 13, 2016. As a result, under the rules of the TSX, Catalyst will seek disinterested Shareholder approval for the issuance of the Common Shares to Mudrick and Cyrus under the Recapitalization, with the votes attaching to the Common Shares held by Mudrick and Cyrus, and their related parties, excluded from the vote.
Section 607(g)(i) of the Manual provides that Catalyst is required to obtain Shareholder approval for an issuance of Common Shares representing more than 25% of the number of issued and outstanding Common Shares, if the price per security is less than the market price of the Common Shares. Under the rules of the TSX, the issuance of Common Shares under the Recapitalization to Noteholders in exchange for their Notes is deemed by the Manual to be an issuance of Common Shares at less than the market price. As a result, Catalyst will seek Shareholder approval under Section 607(g)(i) of the Manual for the issuance of Common Shares to Noteholders under the Recapitalization. Pursuant to the terms of the Plan of Arrangement, Catalyst expects to issue such number of Common Shares to Noteholders such that, upon completion of the Recapitalization, and before giving effect to the Privatization Transaction, the Noteholders will hold 95% of the then issued and outstanding Common Shares. Based on the 14,527,571 Common Shares outstanding as of the Record Date, and assuming that no additional Common Shares are issued by Catalyst before the Effective Time, Catalyst expects to issue approximately 276,023,849 Common Shares to Noteholders under the Recapitalization such that, following such issuance and before giving effect to the Privatization Transaction, Catalyst would have 290,551,420 Common Shares issued and outstanding. On the Effective Date of the Recapitalization, the number of Common Shares to be issued to Noteholders at the Effective Time under the Recapitalization will be adjusted based on the total number of Common Shares outstanding immediately before the Effective Time, such that upon completion of the Recapitalization, Noteholders will hold 95% of the then issued and outstanding Common Shares, before giving effect to the Privatization Transaction.

By voting in favour of the Shareholder Resolution, Shareholders will also be voting in favour of:

(a)
the issuance of Common Shares pursuant to the Recapitalization to Oaktree which will "materially affect control" of the Company for the purposes of Section 604(a)(i) of the Manual by creating a new holder holding in excess of 20% of the voting securities of Catalyst upon completion of the Recapitalization;

(b)
the issuance of Common Shares pursuant to the Recapitalization to Mudrick and Cyrus, as insiders of the Company, on the basis that the value of the consideration to be received by such insiders for the purposes of Section 604(a)(ii) of the Manual would exceed 10% of the market capitalization of Catalyst; and

(c)
the issuance of Common Shares pursuant to the Recapitalization to Noteholders in exchange for their Notes for the purposes of Section 607(g)(i) of the Manual on the basis that more than 25% of the currently issued and outstanding Common Shares will be issued under the Recapitalization.

The Company reserves the right to seek the implementation of the Recapitalization whether or not the Shareholder Resolution is adopted.
UNITED STATES SECURITIES LAWS CONSIDERATIONS
The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Shareholders and Noteholders in the United States. All Shareholders and Noteholders in the United States are urged to consult with their own legal counsel to ensure that the consideration received in exchange for their Notes regarding the effect of the Recapitalization on any securities of Catalyst they will hold or own after the Recapitalization. Noteholders in the United States are urged to consult their own legal counsel pursuant to the Recapitalization complies with applicable Securities Laws, including blue-sky laws that may be applicable to the consideration received pursuant to the Recapitalization.

Status under U.S. Securities Laws
Catalyst's Common Shares are registered as a class of equity securities under Section 12(g) of the U.S. Exchange Act and, while listed on the TSX, are not listed on any U.S. securities exchange. Catalyst is a "foreign private issuer" as defined in Rule 3b-4 of the U.S. Exchange Act and, as such, Catalyst is subject to the reporting requirements as a foreign private issuer under the U.S. Exchange Act. The Notes are not registered under any U.S. federal Securities Laws. If the Privatization Approval and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.

If the Privatization Approvals are not received, the Privatization Orders are not obtained or the Privatization Transaction is not consummated for any reason, Catalyst's Common Shares will continue to be registered as a class of equity securities under Section 12(g) of the U.S. Exchange Act and will not be listed on any U.S. securities exchange. Likewise, Catalyst will remain a foreign private issuer subject to reporting requirements as a foreign private issuer under the U.S. Exchange Act. However, Catalyst is currently eligible, and will also be eligible immediately after the Recapitalization, to file a Form 15 with the U.S. Securities and Exchange Commission to terminate its Section 12(g) registration under the U.S. Exchange Act and end its reporting requirements under the U.S. Exchange Act. Catalyst may terminate the registration of the Common Shares and its reporting requirements under the U.S. Exchange Act at any time.

Issuance and Resale of Common Shares Received under the Recapitalization
The following discussion is a general overview of certain requirements of U.S. federal Securities Laws that may be applicable to Noteholders in the United States in respect of Common Shares received in the Recapitalization. All Noteholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Common Shares issued to them in connection with the Recapitalization complies with applicable securities legislation.

The following discussion does not address the Canadian Securities Laws that will apply to the issuance to or the resale by holders of Common Shares of Catalyst within Canada. Shareholders reselling their Common Shares in Canada must comply with Canadian Securities Laws, as outlined below under the heading "Canadian Securities Law Considerations" above.

Exemption from the Registration Requirements of the U.S. Securities Act
The issuance pursuant to the Recapitalization of the Common Shares to the Noteholders have not been and will not be registered under the U.S. Securities Act and the Common Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and/or other available exemptions (and similar exemptions under applicable securities laws of the United States), on the basis of the approval of the Court, which will, in the case of the exemption set forth in Section 3(a)(10), consider, among other things, the fairness of the Recapitalization to the Persons affected.

Resales of Common Shares after the Completion of the Recapitalization
Persons who are not affiliates of Catalyst after the Recapitalization and were not affiliates of Catalyst within 90 days prior to completion of the Recapitalization may resell the Common Shares that they receive in connection with the Recapitalization without restriction under the U.S. Securities Act. A Person who will be an "affiliate" of Catalyst after the Recapitalization will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and generally includes executive officers and directors of such issuer as well as principal shareholders of such issuer.
Persons who are affiliates of Catalyst after the Recapitalization or were affiliates of Catalyst within 90 days prior to completion of the Recapitalization may not resell the Common Shares that they receive in connection with the Recapitalization in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S under the U.S. Exchange Act.

DISSENTING HOLDERS' RIGHTS UNDER THE PRIVATIZATION TRANSACTION AND EXERCISE THEREOF
A registered Shareholder may exercise Dissent Rights with respect to the Common Shares in connection with the Privatization Transaction contemplated under the Plan of Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the terms of the Plan of Arrangement and the Interim Order, including that:
(a)
notwithstanding the provisions of subsection 190(5) of the CBCA, the written objection to the Privatization Resolution referred to in subsection 190(5) of the CBCA, must be received by Catalyst c/o Corporate Legal Counsel and Corporate Secretary, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3, prior to 5:00p.m. (Vancouver time) on the Business Day that is two Business Days preceding the date of the Shareholders' Meeting; and

(b)
the fair value of the Common Shares held by any Dissenting Shareholder, referred to in subsection 190(3) of the CBCA, shall be determined as of the day before the day the Privatization Resolution is adopted.

In order to duly and validly exercise Dissent Rights, a Dissenting Shareholder must, among other things:

(a)	send a written objection to the Privatization Resolution pursuant to section 190(5) of the CBCA, as modified by the Plan of Arrangement and the Interim Order;
(b)	not vote in favour of the Privatization Resolution;
(c)	not withdraw their written objection;
(d)
respond to Catalyst c/o Corporate Legal Counsel and Corporate Secretary, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3, within 20 days of learning that the Privatization Resolution was adopted or receiving a notice of resolution sent to the Dissenting Shareholder by Catalyst pursuant to section 190(6) of the CBCA, whichever may occur first, where such response is in the form of a demand for payment pursuant to the requirements of subsection 190(7) of the CBCA;

(e)
send the Dissenting Shareholder's share certificates, if any, representing all of the Common Shares of the Dissenting Shareholder to Catalyst c/o Corporate Legal Counsel and Corporate Secretary,1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3, within 30 days after sending the demand for payment under subsection 190(7) of the CBCA.

In connection with the Dissent Rights, Catalyst may respond to a Dissenting Shareholder in compliance with the CBCA, the Plan of Arrangement and the Interim Order, and in the process of exercising Dissent Rights a Dissenting Shareholder may receive an offer to pay from Catalyst pursuant to subsection 190(12) of the CBCA, in which case the Dissenting Shareholder may accept such offer.

Dissenting Shareholders who duly and validly exercise their Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Common Shares, shall be deemed to have transferred their Common Shares to Catalyst (free and clear of any Liens) as of the Effective Time, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Privatization Transaction in respect of such Common Shares had such Dissenting Shareholders not exercised their Dissent Rights; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Common Shares, shall be deemed to have participated in the Privatization Transaction on the same basis as any non-dissenting Shareholder and to have elected to receive the Cash Consideration in respect of all Common Shares held by such Shareholder.

From and after the Effective Time, provided that the Privatization Transaction is completed, in no case shall Catalyst or any other Person be required to recognize a Dissenting Shareholder as a holder of Common Shares in respect of which Dissent Rights have been validly exercised and the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares.

FEES, COSTS AND EXPENSES

All expenses incurred in connection with the Recapitalization and the transactions contemplated by the Plan of Arrangement will be paid by Catalyst. Additionally, pursuant to the Recapitalization Support Agreement, Catalyst has agreed to pay the Supporting Parties' reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket legal fees and expenses) in connection with the Recapitalization.
Catalyst estimates that it will incur fees and related expenses in the aggregate amount of approximately $10.1 million if the Recapitalization is completed including, without limitation, financial advisors' fees, legal and accounting fees, filing fees and the costs of preparing, printing and mailing this Circular.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations arising in connection with the Recapitalization generally applicable to Noteholders and Shareholders who, at all relevant times, for purposes of the Tax Act (i) hold, or are deemed to hold, any Common Shares and/or Notes as capital property; (ii) will hold, or will be deemed to hold, any Common Shares and any interest in the New Secured Term Loan as capital property; (iii) deal at arm's length with the Company; (iv) are not affiliated with the Company; and (v) are not "specified shareholders" of the Company within the meaning of the Tax Act or a person who does not deal at arm's length with such a specified shareholder (each a "Holder"). Generally, the Common Shares, Notes and an interest in the New Secured Term Loan will be considered capital property to a Holder provided the Holder does not hold such securities in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. This summary assumes that the Common Shares are currently listed on a "designated stock exchange" within the meaning of the Tax Act (which currently includes the TSX).

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary does not address Holders who acquire Common Shares or an interest in the New Secured Term Loan otherwise than under the Recapitalization. In addition, this summary does not apply to a Holder (i) who has acquired Common Shares on the exercise of an employee stock option received in respect of, in the course of, or by virtue of, employment with the Company; (ii) that is a "financial institution" for purposes of certain rules (referred to as the mark-to-market rules applicable to securities held by financial institutions); (iii) an interest in which is a "tax shelter investment"; (iv) that is a "specified financial institution"; (v) that reports its "Canadian tax results" in a currency other than Canadian currency; (vi) that is a corporation resident in Canada and is at the time it acquires the Common Shares, the Notes and/or an interest in the New Secured Term Loan, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, the Notes and/or an interest in the New Secured Term Loan, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act; (vii) that is an insurer carrying on an insurance business in Canada or elsewhere; and (viii) that has entered, or will enter, into, with respect to the Common Shares, Notes and/or its interest in the New Secured Term Loan, a "derivative forward agreement" or a "synthetic disposition arrangement", each as defined in the Tax Act. Such Holders should consult their own tax advisors.

For the purposes of the Tax Act, amounts relating to or in respect of Common Shares, Notes, and/or New Secured Term Loan, including the adjusted cost base thereof and any proceeds of disposition, must be reported in Canadian dollars. Any amount denominated in U.S. dollars must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada on the date the amount first arose. The amount of any capital gain or capital loss of a Noteholder may be affected by fluctuations in Canadian dollar exchange rates.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province or other jurisdiction that may be applicable to the Holder.

A-	Reduction of Stated Capital

This part of the summary is applicable to both Resident Holders (as defined below) and Non-Resident Holders (as defined below).

As a step in the Recapitalization, and after the application of any Dissent Right and the Privatization Transaction, the stated capital of the Common Shares will be reduced to $100,000 in the aggregate. An amount equal to the amount of the reduction of the stated capital of the Common Shares will be transferred to the "contributed surplus" of the Company. No consideration will be paid to the Shareholders with respect to such reduction. This reduction will not constitute a taxable event for the Holders.

B-	Holders Resident in Canada – Other steps of the Recapitalization

This part of the summary is applicable to a Holder who, at all relevant times, for purposes of the Tax Act is, or is deemed to be, resident in Canada (a "Resident Holder").

Exchange of Notes and November 2016 Accrued Interest for Common Shares and interests in the New Secured Term Loan

On the exchange of a portion of Notes for Common Shares and an interest in the New Secured Term Loan, a Resident Holder will be considered to have disposed of its Notes for proceeds of disposition equal to the fair market value of the Common Shares and the fair market value of the interest in the New Secured Term Loan received in exchange for such Notes. In such circumstances, the Resident Holder will recognize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Common Shares and the interest in the New Secured Term Loan received, net of any reasonable costs associated with the exchange, exceeds (or is less than) the adjusted cost base of the Notes to the Resident Holder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see "Holding and Disposing of Common Shares and interests in the New Secured Term Loan - Taxation of Capital Gains and Capital Losses" below. The exchange of the November 2016 Accrued Interest for an interest in the New Secured Term Loan will constitute a payment of such interest. The Canadian federal income tax treatment of such payment is discussed below (subject to adjustments) under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Interest Payment on the New Secured Term Loan".

The cost to a Resident Holder of Common Shares acquired on the exchange of Notes will generally equal the fair market value of the Common Shares received and adjusted cost base to a Resident Holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at the time. The adjusted cost base to a Resident Holder of its interest in the New Secured Term Loan will be equal to the fair market value of the interest in the New Secured Term Loan granted to such Resident Holder.

Payment-in-kind of the Post-November 2016 Accrued Interest

The Canadian federal income tax treatment of the payment-in-kind of the Post-November 2016 Accrued Interest is discussed below (subject to adjustments) under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Interest Payment on the New Secured Term Loan".

Dissent Rights

A Resident Holder Shareholder that exercises the Dissent Right (a "Dissenting Resident Holder") will be deemed to have transferred such Dissenting Resident Holder's Common Shares to the Company, and will be entitled to receive a payment from the Company equal to the fair value of the Dissenting Resident Holder's Common Shares.

A Dissenting Resident Holder will generally be deemed to have received a taxable dividend from the Company equal to the amount, if any, by which the payment received by the Dissenting Resident Holder from the Company for the Common Shares (other than any amount in respect of interest awarded by the Court) exceeds the paid-up capital of such Common Shares as computed for the purposes of the Tax Act. The Company estimates that the fair value of the Common Shares will be lower than the paid-up capital of the Common Shares at such time and, as a result, deemed dividends should not arise from the exercise of the Dissent Rights. The Canadian federal income tax treatment of any such deemed dividend is discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Dividends".

In certain cases all or part of a deemed dividend received by a Dissenting Resident Holder that is a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Common Shares. Corporate Resident Holders should consult their own tax advisors for advice with respect to the potential application of these provisions.

A Dissenting Resident Holder will also generally be considered to have disposed of its Common Shares for proceeds of disposition equal to the amount received by the Dissenting Resident Holder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a Court. As a result, a Dissenting Resident Holder will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Dissenting Resident Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan - Taxation of Capital Gains and Capital Losses".

Any interest awarded by a Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder's income for the purposes of the Tax Act.

Privatization Transaction

A Resident Holder that is not a Supporting Party and that does not exercise the Dissent Right (a "Resident Minority Holder") will be deemed to have transferred such Resident Minority Holder's Common Shares to the Company, and will be entitled to receive a payment from the Company equal to the Cash Consideration.

A Resident Minority Holder will generally be deemed to have received a taxable dividend from the Company equal to the amount, if any, by which the aggregate Cash Consideration received by such Resident Minority Holder from the Company for the Common Shares exceeds the paid-up capital of such Common Shares as computed for the purposes of the Tax Act. The Company estimates that the Cash Consideration payable for each Common Share will be lower than the paid-up capital of the Common Share at such time and, as a result, a deemed dividend should not arise from the purchase for cancellation by the Company of the Common Shares owned by a Resident Minority Holder. The Canadian federal income tax treatment of any such deemed dividend is discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Dividends".

In certain cases all or part of a deemed dividend received by a Resident Minority Holder that is a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Common Shares. Corporate Resident Minority Holders should consult their own tax advisors for advice with respect to the potential application of these provisions.

A Resident Minority Holder will also generally be considered to have disposed of its Common Shares for proceeds of disposition equal to the Cash Consideration received by the Resident Minority Holder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition). As a result, a Resident Minority Holder will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Resident Minority Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan - Taxation of Capital Gains and Capital Losses".

Holding and Disposing of Common Shares and interests in the New Secured Term Loan

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. In certain circumstances, the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), should generally be liable to pay a refundable tax of 38⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing such private corporation's taxable income for the taxation year.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Interest Payment on the New Secured Term Loan

A Resident Holder Noteholder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in income for a taxation year the amount of its portion of interest accrued or deemed to accrue on the New Secured Term Loan to the end of the taxation year or that became receivable or was received by it before the end of the year, to the extent such amounts have not otherwise been included in such Resident Holder Noteholder's income for the year or a preceding taxation year. Any other Resident Holder Noteholder, including an individual, will be required to include in income for a taxation year any interest on its interest in the New Secured Term Loan received or receivable by such Resident Holder Noteholder in the year (depending upon the method regularly followed by the Resident Holder Noteholder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

Dispositions of Common Shares

Generally, on a disposition or deemed disposition of a Common Share (other than in a tax deferred transaction or a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. Any such capital gain (or capital loss) will be subject to the treatment described under the heading "Holding and Disposing of Common Shares and interests in the New Secured Term Loan - Taxation of Capital Gains and Capital Losses" below.

Dispositions of interests in the New Secured Term Loan

On a disposition or a deemed disposition of an interest in the New Secured Term Loan, including redemption, repayment or purchase by the Company, a Resident Holder Noteholder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition or that became receivable or is received on or before the date of disposition, to the extent that such amounts have not otherwise been included in the Resident Holder Noteholder's income for the year or a preceding taxation year. In general, a disposition or a deemed disposition of an interest in the New Secured Term Loan will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Resident Holder Noteholder's income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder Noteholder of its interest in the New Secured Term Loan. Any such capital gain (or capital loss) will be subject to the treatment described under the heading "Holding and Disposing of Common Shares and interests in the New Secured Term Loan - Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by a Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share is substituted or exchanged) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where shares are owned by a partnership or a trust of which a corporation, trust or partnership is a beneficiary or a member. Resident Holders to whom these rules may be relevant should consult their own tax advisors. A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

C-	Holders Not Resident in Canada - Other steps of the Recapitalization

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act (i), is not, and is not deemed to be, resident in Canada, and (ii) in the case of a Noteholder, will be beneficially entitled to all payments of interest, principal and any other amounts under the New Secured Term Loan (a "Non-Resident Holder").

Exchange of Notes and of the November 2016 Accrued Interest for Common Shares and interest in the New Secured Term Loan

A Non-Resident Holder should not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange of a Note for Common Shares and an interest in the New Secured Term Loan. The exchange of the November 2016 Accrued Interest for an interest in the New Secured Term Loan will constitute a payment of such interest. The Canadian federal income tax treatment of such payment is discussed below (subject to adjustments) under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Interest Payment on the New Secured Term Loan".

Payment-in-kind of the Post-November 2016 Accrued Interest

The Canadian federal income tax treatment of the payment-in-kind of the Post-November 2016 Accrued Interest is discussed below (subject to adjustments) under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan – Interest Payment on the New Secured Term Loan".

Dissent Rights

A Non-Resident Holder Shareholder that exercises the Dissent Right (a "Dissenting Non-Resident Holder") will be deemed to have transferred such Dissenting Non-Resident Holder's Common Shares to the Company, and will be entitled to receive a payment from the Company equal to the fair value of the Dissenting Non-Resident Holder's Common Shares.

A Dissenting Non-Resident Holder will generally be deemed to have received a taxable dividend from the Company equal to the amount, if any, by which the payment received by the Dissenting Non-Resident Holder from the Company for the Common Shares (other than any amount in respect of interest awarded by the Court) exceeds the paid-up capital of such Common Shares as computed for the purposes of the Tax Act. The Company estimates that, the fair value of the Common Shares will be lower than the paid-up capital of the Common Shares at such time and, therefore, deemed dividends should not arise as a result of the Dissent Rights. A Dissenting Non-Resident Holder will be considered to have disposed of its Common Shares for proceeds of disposition equal to the amount received by the Dissenting Non-Resident Holder less the amount of any deemed dividend referred to above and any interest awarded by a Court. As a result, a Dissenting Non-Resident Holder will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Dissenting Non-Resident Holder and any reasonable costs of disposition. The Canadian federal income tax treatments of any such deemed dividend and dispositions of Common Shares are discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan".

A Dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax on any amount of interest that is awarded by the Court. Dissenting Non-Resident Holders who are considering exercising their Dissent Rights should consult their own tax advisors.

Privatization Transaction

A Non-Resident Holder Shareholder that is not a Supporting Party and that does not exercise the Dissent Right (a "Non‑Resident Minority Holder") will be deemed to have transferred such Non-Resident Minority Holder's Common Shares to the Company, and will be entitled to receive a payment from the Company equal to the Cash Consideration.

A Non-Resident Minority Holder will generally be deemed to have received a taxable dividend from the Company equal to the amount, if any, by which the aggregate Cash Consideration received by the Non-Resident Minority Holder from the Company for the Common Shares exceeds the paid-up capital of such Common Shares as computed for the purposes of the Tax Act. The Company estimates that, the Cash Consideration payable for each Common Share will be lower than the paid-up capital of the Common Share at such time and, therefore, a deemed dividend should not arise as a result of the purchase for cancellation by the Company of the Common Shares owned by a Non-Resident Minority Holder. A Non-Resident Minority Holder will be considered to have disposed of its Common Shares for the Cash Consideration received by the Non-Resident Minority Holder less the amount of any deemed dividend referred to above. As a result, a Non-Resident Resident Minority Holder will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Non-Resident Minority Holder and any reasonable costs of disposition. The Canadian federal income tax treatments of any such deemed dividend and dispositions of Common Shares are discussed below under "Holding and Disposing of Common Shares and interests in the New Secured Term Loan".

Holding and Disposing of Common Shares and New Secured Term Loan

Dividends

Dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. For example, where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. Non-Resident Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to any applicable income tax convention should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Interest Payment on the New Secured Term Loan

The payment by the Company of interest on the New Secured Term Loan should not be subject to tax under the Tax Act.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the Common Share is "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares will generally not constitute "taxable Canadian property" to a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition of the Common Shares (a) one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder does not deal at arm's length, and (iii) partnerships in which the Non-Resident Holder or a Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties, or any option in respect of, or interest in, any such property, whether or not such property exists. Common Shares held by a Non-Resident Holder may also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. If the Common Shares are not listed on a designated stock exchange, as defined in the Tax Act, at the time of disposition, the Common Shares will generally constitute "taxable Canadian property" to a Non-Resident Holder if they meet the criteria sets out in (b) above.

Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors with respect to the Canadian income tax consequences of a disposition and the potential requirement to file a Canadian income tax return in respect of a disposition depending on their particular circumstances.

Disposition of an interest in the New Secured Term Loan

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of deemed disposition of its interest in the New Secured Term Loan.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) of Common Shares or of the Notes with respect to the Recapitalization and with respect to the ownership and disposition of the New Secured Term Loan and the Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Recapitalization. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, U.S. net investment income, and non-U.S. tax consequences to U.S. Holders of the Recapitalization or the ownership and disposition of the New Secured Term Loan and the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the Recapitalization, including the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, U.S. net investment income, and non-U.S. tax consequences of the Recapitalization and the ownership and disposition of the New Secured Term Loan and the Common Shares. The discussion below assumes that the New Secured Term Loan is properly characterized as debt for U.S. federal income tax purposes.
No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Recapitalization or the ownership and disposition of the New Secured Term Loan and the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure
Authorities
This summary is based on the U.S. Tax Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares or the Notes (or after the Recapitalization, a pro rata share of the New Secured Term Loan), including holders who participate in the Recapitalization or exercise Dissent Rights pursuant to the Recapitalization that is for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the Laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more "United States persons" (as defined under the U.S. Tax Code) for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person (as defined under the U.S. Tax Code).

U.S. Holders Subject To Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations of the Recapitalization to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares or Notes (or after the Recapitalization, a pro rata share of the New Secured Term Loan) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares or Notes (or after the Recapitalization, a pro rata share of the New Secured Term Loan) other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); and, (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) Persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) Persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares or Notes (or after the Recapitalization, a pro rata share of the New Secured Term Loan) in connection with carrying on a business in Canada; (d) Persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, U.S. net investment income and non-U.S. tax consequences relating to the Recapitalization and the ownership and disposition of Common Shares or a pro rata share of the New Secured Term Loan received pursuant to the Recapitalization.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares or Notes (or after the Recapitalization, a pro rata share of the New Secured Term Loan), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership (or entity classified as a partnership for U.S. federal income tax purposes) of participating in the Recapitalization generally will depend in part on the activities of the partnership and the status of such partners (or owners). Partners (or owners) of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Recapitalization and the acquisition, ownership and disposition of a pro rata share of the New Secured Term Loan received pursuant to the Recapitalization.
U.S. Federal Income Tax Consequences of Receipt of Payment for Common Share Dissent Rights or Pursuant to the Privatization Transaction
A U.S. Holder that is a Dissenting Shareholder in the Recapitalization or a U.S. Holder that participates in the Privatization Transaction and is paid cash in exchange for all of such U.S. Holder's Common Shares (including Common Shares deemed owned under certain attribution rules) generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of Canadian dollars received by such U.S. Holder in exchange for Common Shares and (b) the tax basis of such U.S. Holder in such Common Shares surrendered. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.
U.S. Federal Income Tax Consequences of the Recapitalization to U.S. Holders of Notes
Each U.S. Holder of Notes will receive Common Shares and a pro rata share of the New Secured Term Loan in exchange for their Notes pursuant to the Recapitalization.
The U.S. federal income tax consequences of the Recapitalization to U.S. Holders of Notes will depend, in part, upon whether the Notes and the New Secured Term Loan constitute "securities" for U.S. federal income tax purposes. The term "security" is not defined in the U.S. Tax Code or in the U.S. Treasury Regulations. Whether an instrument constitutes a "security" for U.S. federal income tax purposes is determined based on all of the facts and circumstances. This determination is not affected by whether an instrument is considered to be a "security" for any other non-tax purposes (including securities law purposes). Certain authorities have held that one factor to be considered is the length of the initial term of the debt instrument. These authorities have indicated that an initial term of less than five years is evidence that the instrument is generally not a security, whereas an initial term of ten years or more is evidence that it is a security. Treatment of an instrument with an initial term between five and ten years is generally unsettled. Numerous factors other than the term of an instrument could be taken into account in determining whether a debt instrument is a security, including, but not limited to, whether repayment is secured, the level of creditworthiness of the obligor, whether the instrument is subordinated, whether the holders have the right to vote or otherwise participate in the management of the obligor, whether the instrument is convertible into an equity interest, whether payments of interest are fixed, variable or contingent and whether such payments are made on a current basis or are accrued. Although not free from doubt, it is likely that the Notes and the New Secured Term Loan will each be treated as "securities" for U.S. federal income tax purposes. U.S. Holders are encouraged to consult with their tax advisors in connection with the determination of whether the Notes are "securities" for U.S. federal income tax purposes.
If the Notes were treated as "securities" for U.S. federal income tax purposes, then the exchange of the Notes for the Common Shares and New Secured Term Loan will constitute a tax-free recapitalization. Assuming that the New Secured Term Loan is also treated as a "security," a U.S. Holder will not recognize any gain or loss in connection with the Recapitalization (other than any amounts that are attributable to accrued but unpaid interest on the Notes, discussed further below). A U.S. Holder's holding period for the Common Shares and New Secured Term Loan will include the holding period for its Notes. A U.S. Holder's adjusted tax basis in its Notes will be allocated between the Common Shares and the New Secured Term Loan, based on their relative fair market values. If the Notes are treated as securities but the New Secured Term Loan is not treated as a security, then a U.S. Holder of Notes that exchanges Notes for Common Shares and an interest in the New Secured Term Loan will generally recognize gain, if any, up to the fair market value of the U.S. Holder's interest in the New Secured Term Loan.
If the Notes were not treated as securities, however, then the exchange of the Notes by a U.S. Holder for Common Shares and the New Secured Term Loan will constitute a taxable exchange, and the U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the adjusted tax basis in its Notes, determined immediately prior to the Effective Date, and (ii) the sum of (a) the fair market value of the Common Shares it receives and (b) the "issue price" of the U.S. Holder's pro rata share of the New Secured Term Loan. See "U.S. Federal Income Tax Consequences of Ownership and Disposition of the New Secured Loan," below for a discussion related to the determination of the issue price of the New Secured Loan. Subject to the discussions below relating to accrued but unpaid interest and market discount, gain or loss recognized for U.S. federal income tax purposes by U.S. Holders of Notes as a result of the Recapitalization will be treated as a gain or loss from the sale or exchange of a capital asset. Capital gain or loss will be long-term if the Notes were held by the U.S. Holder for more than one year and otherwise will be short-term. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code. A U.S. Holder's tax basis in the Common Shares should equal their fair market value on the Effective Date. A U.S. Holder's tax basis in the New Secured Term Loan should equal its "issue price." See "U.S. Federal Income Tax Consequences of Ownership and Disposition of the New Secured Term Loan," below for a discussion related to the determination of the issue price of the New Secured Term Loan. A U.S. Holder's holding period for each of the Common Shares and the New Secured Term Loan should begin on the day following the Effective Date.

A U.S. Holder who did not previously include in income accrued but unpaid interest attributable to its Note, and who receives Common Shares and a share of the New Secured Term Loan in exchange for its Note pursuant to the Recapitalization, will have interest income to the extent that any consideration received is characterized for U.S. federal income tax purposes as a payment of interest, regardless of whether such U.S. Holder realizes an overall gain or loss as a result of surrendering its Note. In general, a U.S. Holder that previously included in its income accrued but unpaid interest attributable to its Note should recognize an ordinary loss to the extent that such accrued but unpaid interest is not satisfied, regardless of whether such U.S. Holder realizes an overall gain or loss as a result of the property it receives in exchange for its Note. Although the manner in which consideration is to be allocated between accrued interest and principal for these purposes is unclear under present law, the Company intends to allocate for U.S. federal income tax purposes the consideration paid pursuant to the Recapitalization with respect to a Note first to the principal amount of such Note as determined for U.S. federal income tax purposes and then to accrued interest, if any, with respect to such Note. Accordingly, in cases where a U.S. Holder receives consideration in an amount that is less than the principal amount of its Note, the Company intends to allocate the full amount of consideration transferred to such U.S. Holder to the principal amount of such obligation and to take the position that no amount of the consideration to be received by such U.S. Holder is attributable to accrued interest. There is no assurance that such allocation will be respected by the IRS for U.S. federal income tax purposes.
In addition, the market discount provisions of the U.S. Tax Code may apply to U.S. Holders of certain Notes. In general, a debt obligation that is acquired by a U.S. Holder in the secondary market is a "market discount bond" as to that U.S. Holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its adjusted issue price) exceeds, by more than a statutory de minimis amount, the tax basis of the debt obligation in the U.S. Holder's hands immediately after its acquisition (any such excess, "market discount"). In general, unless the holder elects to accrue market discount on a constant yield basis, a market discount obligation is treated as having accrued market discount as of any date equal to the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has owned the market discount obligation and the denominator of which is the total number of days that remained until maturity at the time the U.S. Holder acquired the market discount obligation. If a U.S. Holder has Notes with accrued market discount and such Holder realizes gain upon the exchange of its Notes for property pursuant to the Recapitalization, such U.S. Holder may be required to include as ordinary income the amount of such accrued market discount to the extent of such realized gain. U.S. Holders who have Notes with accrued market discount should consult their tax advisors as to the application of the market discount rules to them in view of their particular circumstances.
U.S. Federal Income Tax Consequences of Ownership and Disposition of the New Secured Term Loan
If the New Secured Term Loan is "publicly traded," its issue price is generally expected to equal its fair market value on the Effective Date. If the New Secured Term Loan is not publicly traded, its issue price will depend on whether the Notes are publicly traded, in which case the issue price of the New Secured Term Loan is generally expected to be determined by reference to the fair market value of the portion of the Notes exchanged for the New Secured Term Loan. Otherwise, the issue price of the New Secured Term Loan is generally expected to equal its stated principal amount. For these purposes, a debt instrument generally is treated as publicly traded if, at any time during the 31-day period ending 15 days after the issue date, the debt instrument is traded on an "established market." Pursuant to applicable U.S. Treasury Regulations, an "established market" need not be a formal market. It is sufficient if there is a readily available sales price for an executed purchase or sale of the new loans or existing claims, or if there is one or more "firm quotes" or "indicative quotes" for such new loans or existing claims, in each case as such terms are defined in applicable U.S. Treasury Regulations. If the Company determines that the New Secured Term Loan is traded on an established market, such determination will be binding on a U.S. Holder unless such U.S. Holder discloses, on a timely-filed U.S. federal income tax return for the taxable year that includes the Effective Date, that such U.S. Holder's determination is different from the Company's determination, the reasons for such U.S. Holder's different determination and, if applicable, how such U.S. Holder determined the fair market value.
None of the interest payments on the Notes are expected to constitute "qualified stated interest." Thus, it is expected that the New Secured Term Loan will be treated as issued with original issue discount ("OID") for U.S. federal income tax purposes. OID is generally equal to the excess of the "stated redemption price at maturity" (equal to the sum of all payments on the New Secured Term Loan other than payments of qualified stated interest) over its issue price. A U.S. Holder of the New Secured Term Loan will be required to include in income as interest the amount of OID with respect to its share in the New Secured Term Loan over the term of the New Secured Term Loan based on a constant yield method, whether or not the Holder receives a corresponding cash payment on the New Secured Term Loan during the year. A U.S. Holder's tax basis in its share of the New Secured Term Loan will be increased by the amount of OID included in income and reduced by the amount of cash it receives with respect to the New Secured Term Loan.

Upon the sale or other taxable disposition of the New Secured Term Loan, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such New Secured Term Loan sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the New Secured Term Loan has been held for more than one year.
Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Common Shares
The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."
Distributions on Common Shares
A U.S. Holder of the Common Shares that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. Subject to the discussion below, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares," below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares
Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.
Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a passive foreign investment company ("PFIC") for any taxable year in which (i) 75% or more of its gross income is "passive income" or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. The Company does not currently anticipate that it will be treated as a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether the Company will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, the Company's actual PFIC status for any taxable year is not determinable until the end of such taxable year, and therefore cannot be predicted with certainty. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that it will not be a PFIC for any taxable year. If the Company is classified as a PFIC in any year that a U.S. Holder holds Common Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from the Company's treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the Common Shares.

Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares (including a Dissenting Shareholder of its Common Shares) generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares or interest paid on the New Secured Term Loan generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit in determining its U.S. federal income tax liability for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends (including constructive dividends) or interest paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock or debt of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian withholding purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax Under U.S. Federal Income Tax Law
Certain categories of U.S. Holders of Common Shares must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. Person. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions.
Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Common Shares should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.
Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on the Common Shares, interest (or OID) on the New Secured Term Loan, and proceeds arising from the sale or other taxable disposition of the Common Shares or the New Secured Term Loan generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt Persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE RECAPITALIZATION AND THE OWNERSHIP, AND DISPOSITION OF COMMON SHARES AND NEW SECURED TERM LOAN. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
INFORMATION CONCERNING CATALYST
INCORPORATION
Catalyst is a corporation governed by the CBCA. Catalyst's head office and registered office is located at 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.
AVAILABLE INFORMATION
Catalyst files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on Catalyst's SEDAR profile at www.sedar.com.
CATALYST PAPER CORPORATION BACKGROUND
Catalyst and certain of its Subsidiaries filed for protection under the CCAA on January 31, 2012. As a result of that filing, the TSX suspended the trading of the Company's common shares on the TSX on February 1, 2012 and delisted the Company's common shares effective as of the close of markets on March 8, 2012.
The Company implemented a plan of arrangement under the CCAA that was completed on September 13, 2012. Effective on that date, all issued and outstanding common shares, stock options, restricted share units and deferred share units of the Company were deemed automatically cancelled and of no further force and effect. Pursuant to such plan of arrangement, 14,400,000 new Common Shares were issued to certain secured creditors of the Company on September 13, 2012 and a further 127,571 new Common Shares were issued to certain creditors of the Company on December 19, 2012.
On January 7, 2013, the Company's Common Shares were listed on the TSX.
COMPARATIVE MARKET PRICES OF CATALYST
The Common Shares are listed and posted for trading on the TSX under the symbol "CYT". The following tables set forth information relating to the trading of the Common Shares on the TSX for the twelve-month period preceding the date of this circular.

Month	High	Low	Volume
November 2015	$2.61	$2.07	5,500
December 2015	2.40	2.16	100
January 2016	2.40	2.00	4,200
February 2016	2.00	1.25	6,200
March 2016	1.25	0.80	17,000
April 2016	0.90	0.60	3,300
May 2016	5.75	0.45	179,200
June 2016	4.64	3.00	36,800
July 2016	4.20	2.25	21,000
August 2016	3.24	1.30	97,400
September 2016	3.15	1.41	87,700
October 2016	3.50	1.23	155,300
November 2016	1.72	0.60	875,300

The price of the Common Shares as reported by the TSX at the close of business on December 9, 2016, the last trading day immediately before the Interim Order and the amount of the Cash Consideration to be paid under the Privatization Transaction were announced, was $0.85.
PRIOR SALES OF CATALYST SECURITIES
The Company did not purchase or sell any securities during the twelve months preceding the date of this Circular, being December 14, 2016.
DIVIDENDS OR CAPITAL DISTRIBUTIONS
Catalyst has not declared or paid any cash dividends or capital distributions on the Common Shares during the two preceding years. For the immediate future, Catalyst does not envisage any earnings arising from which dividends could be paid. Any decision to pay dividends on Common Shares in the future will be made by the Board on the basis of the earning, financial requirements and other conditions existing at such time, and subject to any restrictions in ABL Credit Agreement, the Existing Senior Secured Term Loan Credit Agreement and the New Secured Term Loan Agreement.
OWNERSHIP OF CATALYST COMMON SHARES AND NOTES
The table below outlines, as at the date of this Circular, the number or principal amount of Common Shares and Notes owned or controlled, directly or indirectly, by each of the directors and officers of Catalyst.

Name	Position	Common Shares	Notes (principal amount)
Leslie Lederer	Director and Chairman of the Board	NIL	$NIL
Pierre Raymond	Director	NIL	$NIL
Walter Jones	Director	NIL	$NIL
Jill Leversage	Director	3,940	$NIL
Todd Dillabough	Director	NIL	$NIL
John Brecker	Director	NIL	$NIL
Joe Nemeth	Director and President and CEO	NIL	$NIL
Len Posyniak	Senior VP, Human Resources & Corporate Services	NIL	$NIL
Greg Maule	Senior VP, Operations	NIL	$NIL
Sean Curran	Senior VP, Sales and Marketing	NIL	$NIL
Stew Gibson	VP, Sourcing and Technical Services	NIL	$NIL
Gerrie Kotze	VP, Finance	100	$NIL
Patricia Sakai	Treasurer & Director, Taxation	200	$NIL
James Isaac	Corporate Legal Counsel and Corporate Secretary	NIL	$NIL

CATALYST AFTER THE RECAPITALIZATION
EFFECT OF THE RECAPITALIZATION ON CAPITAL STRUCTURE
The Recapitalization is expected to substantially improve the capital structure of Catalyst by reducing the amount of outstanding total debt by approximately US$125 million. With a rationalized capital structure, Catalyst will benefit from a reduction in the annual interest cost related to the Notes of approximately US$12 million. Management of Catalyst and the Board believe that the Recapitalization will better position Catalyst to continue to pursue its business objectives.
SHARE CAPITAL, TSX LISTING AND REPORTING ISSUER STATUS
If the Recapitalization and the Privatization Transaction are completed, the Noteholders immediately before the Recapitalization will hold 100% of the issued and outstanding Common Shares after the Recapitalization. Additionally, Noteholders will hold a proportionate interest in the New Secured Term Loan. The existing Shareholders before giving effect to the Recapitalization, other than the Supporting Parties, will receive the Cash Consideration in exchange for their Common Shares. After the Recapitalization and the Privatization Transaction, the Common Shares will be delisted from the TSX and Catalyst will cease to be a reporting issuer under applicable Canadian Securities Laws. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.
In the event the Privatization Transaction component of the Recapitalization is not completed, on completion of the Recapitalization, the Noteholders immediately before the Recapitalization will hold 95% of the issued and outstanding Common Shares after the Recapitalization. Additionally, Noteholders will hold a proportionate interest in the New Secured Term Loan. The existing Shareholders before giving effect to the Recapitalization, other than the Supporting Parties, will hold 5% of the issued and outstanding Common Shares after the Recapitalization. Application has been made to the TSX to approve the Recapitalization and to list the Common Shares issuable in connection with the Recapitalization if the Privatization Transaction is not completed. There is substantial doubt that such continued listing requirements will be satisfied in connection with or following the completion of the Recapitalization. If Catalyst is unable to satisfy the continued listing requirements of the TSX following completion of the Recapitalization, the Common Shares may be delisted from the TSX and no liquid market may exist for the Common Shares.
In the event that the Privatization Transaction is completed and Catalyst ceases to be a reporting issuer pursuant to the Privatization Orders, Noteholders that will receive Common Shares under the Recapitalization may not be able to freely resell the Common Shares in Canada or to a Canadian resident, unless they can trade resell the Common Shares pursuant to an exemption from the prospectus requirements of Canadian Securities Laws. See “Canadian Securities Laws Considerations”.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
CATALYST PAPER CORPORATION
PRO FORMA UNAUDITED BALANCE SHEET

As at September 30, 2016

BASIS OF PRESENTATION
The pro forma unaudited balance sheet of Catalyst Paper Corporation (the "Company") is derived from the unaudited interim balance sheet of the Company as of September 30, 2016. The unaudited pro forma balance sheet is intended to represent the financial position of the Company as at September 30, 2016 had the following transaction occurred:
•	The implementation of the Recapitalization pursuant to the Plan of Arrangement.
Other than the aforementioned transaction, the unaudited pro forma balance sheet does not give effect to transactions occurring after September 30, 2016.
The completion of the Recapitalization is subject to certain conditions including securityholder, regulatory, TSX and court approvals. There can be no assurance that these conditions will be satisfied, or that this or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein.
1.	RECAPITALIZATION
The implementation of the Recapitalization as of September 30, 2016 would have had the following pro forma impact on the Company's consolidated indebtedness:
1. Increase in borrowings under ABL Credit Facility to pay estimated transaction fees at the Effective Date of $10.1 million and to exchange the Common Shares not held by the Supporting Parties for total Cash Consideration of $2.2 million.

The implementation of the Recapitalization as of September 30, 2016 would have had the following pro forma impact on the Company's Common Shares:
1. The Company will recognize a reduction of Common Shares not held by the Supporting Parties at the stated value of $1.12 per Common Share on exchange for the Cash Consideration under the Privatization Transaction.

The implementation of the Recapitalization as of September 30, 2016 would have had the following pro forma impact on the Company's deficit:

1.	The Company will recognize an adjustment for the difference between the stated value of $1.12 per Common Share and the Cash
2.	Consideration of $0.50 per Common Shares that will be offered for Common Shares not held by the Supporting Parties under the Privatization Transaction.
3.	The Company will recognize the balance of unamortized deferred financing costs on the Notes in earnings on implementation of the Recapitalization.
4.
The Company will recognize the balance of the unamortized debt issuance discount on the Notes in earnings on implementation of the Recapitalization. The discount originated on January 7, 2015, when the Company completed an offering of US$25 million of Notes at a 20% discount to face value as part of the financing to acquire the Biron and Rumford paper mills.

In conjunction with the filing of the Plan of Arrangement as outlined under the CBCA, the Notes of the Company are subject to recapitalization. The components of the Recapitalization include:
•
The conversion of the US$260.5 million principal outstanding on the PIK Toggle Senior Secured Notes, being the Notes, into (i) a term loan in the principal amount of US$135 million plus Post-November 2016 Accrued Interest with a maturity 5 years from the issuance date, being the New Secured Term Loan, and (ii) Common Shares;

•
As it relates to interest, (i) conversion of the US$14.3 million in interest on the Notes that was scheduled to be paid on November 1, 2016 into Common Shares, and (ii) the deferral of any payment of interest accrued on and after to November 1, 2016 on the Notes until the implementation of the Recapitalization at which time such accrued interest will be added to the principal amount of the New Secured Term Loan; and

•
The Common Shares issued on exchange of the principal and accrued interest outstanding on the Notes, as described above, will represent 95% of the total number of Common Shares issued and outstanding by the Company after giving effect to such exchange.

The Recapitalization also contemplates the implementation of the Privatization Transaction under which Common Shares not held by the Supporting Parties would be exchanged for Cash Consideration of $0.50 per Common Share. The Privatization Transaction and the payment of the Cash Consideration thereunder is conditional upon receipt of relevant discretionary exemptive orders from the Canadian securities regulatory authorities pursuant to which the Company will cease to be a "reporting issuer" under applicable Canadian securities laws following completion of such Privatization Transaction. If the Privatization Approvals are received and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act. The completion of any such additional component is not a condition to the implementation of the Recapitalization, and there can be no assurance that the Privatization Transaction will be completed.
In accordance with the Plan of Arrangement, the stated capital of the Company will be reduced to $100,000, and the reduction will be credited to contributed surplus.
The pro forma balance sheet has been adjusted for the Recapitalization as if it were implemented as of September 30, 2016. Based on this approach, interest accrued on the Notes as of September 30, 2016, being $15.7 million, was included in the pro forma exchange of the Notes into Common Shares under the Recapitalization, as this balance was included in the interest on the Notes scheduled to be paid on November 1, 2016. As stated above, all interest accrued on the Notes on and after to November 1, 2016 will be added to the principal amount of the New Secured Term Loan on implementation of the Recapitalization.
The existing ABL Credit Facility and Existing Senior Secured Term Loan will remain in place, with the maturity date extended to July 31, 2020, and with their respective terms remaining substantially the same as those in effect on the date hereof, except for changes thereto that are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization. The ABL Credit Facility and Existing Senior Secured Term Loan have been reclassified accordingly from current liabilities as of September 30, 2016 to long-term debt in the pro forma unaudited balance sheet.

2.	NEW SECURED TERM LOAN
The New Secured Term Loan that will be exchanged for the Notes under the Recapitalization will include the following key terms:
•	The Company will be the borrower and the guarantors will be all existing and subsequent acquired or organized subsidiaries of the Company, subject to certain exceptions;
•	The loan will have a term to maturity of five years from the Effective Date;
•	The loan will be denominated in US dollars and bear interest at 12%, payable in arrears, with payment by year as follows:
–	Payment-in-kind during the first year after the Effective Date;
–
During the second year after the Effective Date, either: (i) at the election of the Company, either 12% cash pay or 6% cash pay plus 6% paid-in-kind, or (ii) if approved by lenders holding at least 75% in principal amount of the New Secured Term Loan, 12% paid-in-kind;

–	From the second anniversary of the Effective Date until maturity of the loan, at the election of the Company, either: (i) 12% cash pay, or (ii) 6% cash pay plus 6% paid-in-kind;
•	The loan will have no amortization obligation;
•
The loan will be subject to an annual cash flow sweep commencing on the fiscal year ending December 31, 2018, pursuant to which 75% of excess cash will be applied to repay indebtedness at par, subject to the terms and conditions of the ABL Credit Facility and the Existing Senior Secured Term Loan and to Lenders' consent. The loan will also be subject to mandatory prepayment obligations upon receipt of proceeds from asset sales, casualty or condemnation proceedings and certain debt issuances;

•
The loan will be secured by a charge over the working and non-working capital assets of the Company, subject to the liens securing each of the ABL Credit Facility and the Existing Senior Secured Term Loan; and

•
The loan agreement is anticipated to contain representations, covenants and events of default that will generally follow the form and substance of the existing agreement governing the Existing Senior Secured Term Loan, except for changes contemplated herein or that are reasonably believed by the Supporting Parties to be necessary or appropriate.

PRINCIPAL SHAREHOLDERS
To the knowledge of the management of Catalyst and assuming that a total of 276,023,849 Common Shares are issued under the Recapitalization (based on the number of Common Shares issued and outstanding and the principal amount of the Notes outstanding as of the date of this Circular), after giving effect to the Recapitalization but before giving effect to the Privatization Transaction, there will be three Shareholders who will beneficially own or exercise control or direction over, directly or indirectly, voting shares of Catalyst carrying more than 10% of the voting rights attached to all outstanding Common Shares, as follows:
(i)
Oaktree, which will hold approximately 97,171,160 Common Shares, representing approximately 33.4% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction;

(ii)
Cyrus, which will hold approximately 95,470,813 Common Shares, representing approximately 32.9% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction; and

(iii)
Mudrick, which will hold approximately 56,952,648 Common Shares, representing approximately 19.6% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction.

RISK FACTORS
In addition to the other information set forth and incorporated by reference in this Circular, Securityholders should carefully review the following risk factors before deciding whether to approve the Recapitalization. Risk factors applicable to the Company and its business, operations and securities are included under "Risks and Uncertainties" in the Company's Management's Discussion and Analysis for each of the year ended December 31, 2015 and for the three and nine months ended September 30, 2016, each of which is incorporated by reference herein.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Catalyst that may present additional risks in the future.

RISKS RELATING TO THE RECAPITALIZATION
The consummation of the Recapitalization may not occur for a number of reasons, including as a result of a termination of the Recapitalization Support Agreement

The Company will not complete the Recapitalization unless and until all conditions precedent to the Recapitalization, some of which are not under the Company's control, are satisfied or waived. See "The Recapitalization – Conditions to the Completion of the Recapitalization". Even if the Recapitalization is completed, it may not be completed on the schedule or in the manner described in this Circular. Accordingly, Securityholders participating in the Recapitalization may receive different treatment under the Recapitalization from that contemplated herein and/or may have to wait longer than expected to receive their Common Shares or interests in the New Secured Term Loan, as applicable. If the Recapitalization is not completed on the timeline anticipated or on the terms described in this Circular, the Company may incur additional expenses.

Although the Supporting Parties have agreed in the Recapitalization Support Agreement to vote in favor of the Recapitalization, there can be no assurance that other creditors, securityholders or third parties will not seek to challenge, oppose or delay the Recapitalization, or the ability to implement the Recapitalization under the CBCA, nor can there be any assurance that such parties would not be successful in such challenge, opposition or delay.

The Recapitalization Support Agreement may be terminated by the Company or the Supporting Parties in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Recapitalization Support Agreement will not be terminated by either the Company or the Supporting Parties before the completion of the Recapitalization, which may result in the Recapitalization Resolutions not being approved and the Recapitalization not proceeding.

In the event that the Company does not complete the Recapitalization, the inability of the Company to secure the additional capital required to service its financial obligations and maintain its resource and asset value will likely have a material adverse effect on the Company. As a result, if the Recapitalization is not implemented, the Company's secured creditors may take steps to exercise remedies available to them under their security and to enforce against the Company's assets, including the potential for the appointment of a receiver under the Bankruptcy and Insolvency Act (Canada), or the Company may have to seek protection from its creditors under an insolvency or related regime.

Potential effect of the Recapitalization

There can be no assurance as to the effect of the Recapitalization on the Company's relationships with its suppliers, customers, purchasers or contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization. To the extent that the Recapitalization results in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser or contractor, or of multiple other suppliers, customers, purchasers or contractors, this could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

The Recapitalization may not sufficiently improve the financial condition of the Company

The Recapitalization is intended to enhance the Company's liquidity and provide it with continued financial flexibility. However, the foregoing is contingent on many assumptions that may prove to be incorrect, including without limitation:

•	the ability of the Company to succeed in continuing to implement its business plan;
•	that the decline in print revenues and of the demand for the Company's newsprint, uncoated mechanical and coated mechanical papers will not accelerate beyond what is currently anticipated;
•	that general economic conditions will not deteriorate beyond currently anticipated levels;
•
that the Company's consolidated sales and relationships with suppliers, advertisers, users, customers, purchasers and contractors will not be materially adversely affected while the Recapitalization is underway or as a result of such Recapitalization; and

•	the Company's continued ability to manage costs.

Should any of those assumptions not materialize, the Recapitalization may not have the effect of providing the Company with the financial flexibility expected or required to implement its business plan.

In addition, the New Secured Term Loan will contain a number of terms and conditions, including ongoing positive and negative covenants that the Company must comply with. In addition, the New Secured Term Loan will include a number of events that constitute an event of default under the facilities, as described under "The Recapitalization – Description of the New Secured Term Loan – Events of Default". There can be no assurance that the Company will satisfy such conditions, comply with such covenants or not incur an event of default, all of which could negatively impact the Company and its financial condition. See "The Recapitalization – Description of the New Secured Term Loan".

After the Recapitalization, each of Cyrus, Mudrick and Oaktree will own a significant number of the Common Shares and their interests may conflict with the interests of other Shareholders and reduce liquidity

Following the completion of the Recapitalization but prior to giving effect to the Privatization Transaction, Cyrus, Mudrick and Oaktree will hold approximately 32.9%, 19.6% and 33.4%, respectively, of the Common Shares. See "Catalyst After the Recapitalization – Principal Shareholders". Accordingly, each of Cyrus, Mudrick and Oaktree would have a significant vote in any matter coming before any future shareholder meetings. The interests of Cyrus, Mudrick and Oaktree in the Company's business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other holders of Common Shares. In addition, the significant holdings of Cyrus, Mudrick and Oaktree may reduce the liquidity of the Common Shares.

The Recapitalization will result in substantial dilution to Shareholders

The Recapitalization will result in the current holders of Common Shares holding approximately 5% of the Common Shares of the Company anticipated to be outstanding after giving effect to the Recapitalization, unless the Privatization Transaction is completed.

Securityholders might have difficulty enforcing civil liabilities against the Company in the United States

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Catalyst is incorporated outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that a substantial portion of the assets of the Company and said persons are located outside the United States. As a result, it may be difficult or impossible for Securityholders in the United States to effect service of process within the United States upon Catalyst, most of its Subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

RISKS RELATING TO THE NON-IMPLEMENTATION OF THE RECAPITALIZATION
Failure to effect the Recapitalization could cause the Company to be in default under the ABL Credit Facility, the Existing Secured Term Loan and the Indenture

The Preliminary Order, Amended Preliminary Order and Interim Order provide for, inter alia, the deferral of the November 1, 2016 interest payment on the Notes and the status quo for the duration of the Recapitalization process, and until January 18, 2017, at the latest. The Company also obtained waivers from the Lenders in respect of defaults that would have occurred under the ABL Credit Facility and Existing Senior Secured Term Loan as a result of such proceedings and as a result of the deferral of the payment of interest that was due to the Noteholders on November 1, 2016. Such waivers are to remain in force until January 31, 2017. See "The Recapitalization – Preliminary Order" and "The Recapitalization – Amended Preliminary Order". As such, should the Recapitalization not be implemented, Catalyst would be in default under the Indenture as of January 18, 2017 and under the ABL Credit Facility and Existing Senior Secured Term Loan as of January 31, 2017. Catalyst may not be able to continue as a going concern following such defaults, and there is no certainty that Catalyst would be able to obtain further extensions of the Interim Order from the Court and of the waivers from the Lenders.

The Company may be unable to continue as a going concern

If the Recapitalization is not implemented, the Company may not be able to generate sufficient cash flow from its operations to meet its obligations and as such the Company may be unable to continue as a going concern. The significant decline in demand for the Company's products has constrained the Company's ability to generate cash flow and to manage its significant debt burden. There can be no assurance that the Company will be able to obtain additional capital on terms acceptable to Catalyst or at all. The inability to secure additional capital required to meet Catalyst's financial obligations under the Notes, the ABL Credit Facility and the Existing Senior Secured Term Loan would have a material adverse effect on the Company's financial condition and its ability to continue as a going concern.

The financial statements incorporated by reference into this Circular are presented on the assumption that the Company continue as a going concern in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of the Company's assets and liabilities, reported revenues and expenses and balance sheet classifications.

The non-implementation of the Recapitalization could create liquidity risks and force the Company to pursue other alternatives that could have a more negative effect on the Company

If the Recapitalization is not implemented and business operations of the Company continue at their current levels, the Company may not be able to generate sufficient cash flows to service, repay or refinance its outstanding indebtedness when it matures without raising additional capital. In the current market conditions and the Company's financial condition, the Company can give no assurance that additional capital will be available on favorable terms, or at all. If the Company defaults under the terms of certain of its indebtedness, the Noteholders could declare all outstanding principal and interest to be due and payable, the Lenders could terminate their commitments to loan money and foreclose against the assets securing such borrowings and the Company could be forced into bankruptcy or liquidation. Further, in the event that the Recapitalization is not implemented, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation.

RISKS RELATING TO THE COMPANY'S COMMON SHARES
The trading price for the Common Shares may be volatile

The trading price of the Common Shares may be subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, many of which are outside Catalyst's control, including: (i) Catalyst's financial condition, financial performance and future prospects; (ii) the public's reaction to Catalyst's news releases, other public announcements and Catalyst's filings with the various securities regulatory authorities; (iii) changes in earnings estimates or recommendations by research analysts who track Catalyst's equity securities or the securities of other companies in the pulp and paper sector; (iv) changes in general economic conditions and the overall condition of the financial markets; (v) the number of Common Shares to be publicly traded; (vi) the arrival or departure of key personnel; (vii) acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and (viii) the factors listed under the heading "Cautionary Statement Regarding Forward Looking Statements" in this Circular and the other risk factors herein and in the documents incorporated by reference.

These and other factors may lower the market price of the Common Shares, even though they may or may not affect Catalyst's actual operating performance.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with Catalyst and its business or operations, and these fluctuations could materially reduce the price of the Common Shares.

Shareholders are subject to potential dilution

Management may from time to time consider or pursue acquisition opportunities and recapitalization transactions, and although the Company is not currently party to any definitive agreements in respect of such transactions, it may engage in transactions that result in the issuance of additional Common Shares which issuances may be dilutive. Other issuances of additional Common Shares may also result in dilution to the holders of the Common Shares.

Exchange of debt for equity

By exchanging or converting the Notes for, among other things, Common Shares pursuant to the Recapitalization, Noteholders will be changing the nature of a portion of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. The Indenture governing the Notes provides a variety of contractual rights and remedies to Noteholders, including the right to receive interest and repayment of the Notes upon maturity. These rights will not be available to Noteholders that become holders of Common Shares on the Effective Date. Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of the Company.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, and the holding of a significant number of Common Shares by the Supporting Parties could depress the market price of the Common Shares

Sales of a significant number of Common Shares or other equity-related securities in the public markets by Catalyst or by Catalyst's significant Shareholders could depress the market price of the Common Shares. Additionally, the presence of large "control block" shareholdings by each of the Supporting Parties could create an overhang in the market and adversely affect the market price of the Common Shares. In addition, with any sale or issuance of equity securities by the Company, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Catalyst cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of Common Shares or by hedging or arbitrage trading activity.

If the Privatization Transaction is not completed, the Common Shares to be issued under the Recapitalization may not satisfy the continued listing requirements of the TSX.

If the Privatization Transaction is not completed such that the Recapitalization does not include the Privatization Transaction, there is substantial doubt that Catalyst will be able to satisfy the continued listing requirements of the TSX following the completion of the Recapitalization. As a result, the Common Shares may not be listed on the TSX upon completion of the Recapitalization. Application has been made to the TSX to list the Common Shares issuable in connection with the Recapitalization, if the Privatization Transaction is not completed. If Catalyst is unable to satisfy the continued listing requirements of the TSX following completion of the Recapitalization, the Common Shares may be delisted from the TSX and no liquid market may exist for the Common Shares.

Future offerings of debt securities or additional or increased loans, which would rank senior to the Common Shares upon a bankruptcy or liquidation of Catalyst, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares

In the future, Catalyst may attempt to increase its capital resources through offerings of debt securities, entering into or increasing amounts under its loan agreements or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of debt securities and shares of preferred stock, if any is issued, and lenders with respect to Catalyst's indebtedness will receive a distribution of Catalyst's available assets prior to the holders of the Common Shares. Additional equity offerings may dilute the holdings of Catalyst's existing stockholders or reduce the market price of the Common Shares, or both. Catalyst's preferred stock, if issued, will likely have a preference on liquidating distributions or a preference on dividend payments or both that could limit Catalyst's ability to make a dividend distribution to the holders of the Common Shares. Any decision to issue securities in any future offering or enter into or increase loan amounts will depend on Catalyst's management's views on Catalyst's capital structure and financial results, as well as market conditions and other factors beyond Catalyst's control. As a result, Catalyst cannot predict or estimate the amount, timing or nature of any such future transaction, and holders of the Common Shares shall bear the risk of future transactions reducing the market price of the Common Shares and diluting their ownership interest in Catalyst.

RISKS RELATING TO THE NEW SECURED TERM LOAN
The Company may not generate cash flows sufficient to service all of its obligations

The Company's ability to make payments on its indebtedness and to fund its operations, working capital and capital expenditures, depends on the Company's ability to generate cash in the future. The Company's cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond the Company's control. The Company's business may not generate cash flow in an amount sufficient to enable it to repay its indebtedness, including debt securities, make the requisite interest payments on its indebtedness or to fund its other liquidity needs. The Company may need to refinance all or a portion of its indebtedness, on or before maturity. The Company's ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

•	the Company's financial condition at the time;
•	restrictions under the New Secured Term Loan, the ABL Credit Facility, the Existing Senior Secured Term Loan or any of the Company's other debt instruments; and
•	other factors, including the condition of the financial markets or the pulp and paper industry.

As a result, the Company may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If the Company does not generate sufficient cash flow from operations, and additional borrowings or refinancing or proceeds of asset sales are not available to Catalyst, the Company may not have sufficient cash to enable it to meet all of its obligations.

The New Secured Term Loan, similarly to the Existing Senior Secured Term Loan and the ABL Credit Facility, contains significant restrictions that limit operating and financial flexibility

The instruments governing the Company's indebtedness contain covenants that, among other things, limit our ability to:
•	incur additional indebtedness;
•	pay dividends and make distributions;
•	repurchase shares;
•	make certain investments;

•	transfer or sell assets;
•	create liens;
•	enter into transactions with affiliates;
•	amend any material contract;
•	effect a change of corporate name, registered office or fiscal year end; and
•	merge, consolidate, amalgamate or sell all or substantially all of our assets.

All of these restrictions may limit the Company's ability to execute its business strategy. These limitations and the corresponding risks will also apply to the instruments that will govern the Company's indebtedness following the completion of the Recapitalization.

Other secured indebtedness, including indebtedness under the ABL Credit Facility and the Senior Secured Term Loan, will be effectively senior to the New Secured Term Loan to the extent of the value of the collateral securing such indebtedness on a first-priority basis

Pursuant to the Collateral Trust Agreement, the New Secured Term Loan will be contractually subordinated to the Existing Senior Secured Term Loan. The existing Collateral Trust Agreement shall be amended on the Closing Date in order to reflect the replacement of the Indenture with the New Secured Term Loan, such replacement to be on terms reasonably satisfactory to the Supporting Parties. The Liens securing the New Secured Term Loan will also be subject to the Intercreditor Agreement, pursuant to which the Liens on the Working Capital Collateral (as defined under the heading "Description of the New Secured Term Loan" in this Circular) securing the Fixed Assets Secured Obligations are contractually subordinated to the Liens on the Working Capital Collateral securing the obligations under the ABL Credit Facility. As a result of the foregoing, the New Secured Term Loan and the guarantees thereof shall, effectively, be secured by a second ranking lien on the Fixed Assets Collateral and a third ranking lien on the Working Capital Collateral.

The value of the collateral may not be sufficient to satisfy the Company's obligations under the New Secured Term Loan

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors including the prices for the Company's products. If prices for the Company's products were to significantly decline for a prolonged period or if the demand for the Company's products was to decrease due to price increases, the value of the Collateral may not be sufficient to repay the Credit Facility, the Existing Secured Term Loan and the New Secured Term Loan. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. As the New Secured Term Loan and the guarantees thereof are, effectively, secured by a second ranking lien on the Fixed Assets Collateral and a third ranking lien on the Working Capital Collateral, in the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the Collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of the Collateral may not be sufficient to pay the Company's obligations under the New Secured Term Loan.

The New Secured Term Loan will permit the Company to incur additional indebtedness

To the extent the Collateral is encumbered by pre-existing liens, liens permitted under the New Secured Term Loan and other rights, including liens on excluded assets, such as those securing hedges, purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of obligations secured by first-priority liens), those parties have or may exercise rights and remedies with respect to the Collateral that could adversely affect the value of the Collateral and the ability of the Collateral Trustee to realize or foreclose on the Collateral. Consequently, liquidating the Collateral may not result in proceeds in an amount sufficient to pay amounts due under the New Secured Term Loan after satisfying the obligations. If the proceeds of any sale of the Collateral are not sufficient to repay all amounts due on the New Secured Term Loan, holders of interests in the New Secured Term Loan (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against the Company's remaining assets which were not part of the Collateral.

Despite the Company's current level of indebtedness, the Company may still be able to incur substantially more debt, which could increase the risks associated with its current indebtedness

The Company may be able to incur substantial additional indebtedness in the future, including additional secured indebtedness. The terms of the New Secured Term Loan, the Company's other credit facilities and any future credit facilities would restrict, but will not prevent, the Company from doing so. If new debt is added to the Company's current level of indebtedness, the risks associated with the indebtedness discussed above will be increased.

The Company's ability to make scheduled payments on or to refinance its debt obligations depends on its financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control. The Company will also be required to obtain the consent of the lenders under its credit facilities to refinance material portions of the Company's indebtedness. The Company cannot provide assurances that it will maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit the Company to meet its scheduled debt service obligations. If the Company's operating results and available cash are insufficient to meet its debt service obligations, the Company could face substantial liquidity problems and might be required to dispose of significant assets or operations to meet its debt service and other obligations. The Company may not be able to consummate those dispositions or obtain the proceeds that it could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

The Company has a substantial amount of indebtedness, which could have a material adverse effect on its financial condition and its ability to obtain financing in the future and to react to changes in our business.

The Company has a substantial amount of debt, which requires significant principal and interest payments. The Company's ability to make interest payments on its debt will be significantly impacted by general economic, financial, competitive and other factors beyond our control.

The Company's substantial indebtedness could:
•
increase its vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of the Company's borrowings, including those under certain of the Company's credit facilities, are and will continue to be at variable rates of interest;

•
require the Company to dedicate a substantial portion of its cash flow from operations to payments on its debt, which would reduce the availability of its cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit the Company's flexibility in planning for, or reacting to, changes in its business and industry;
•	place the Company at a disadvantage compared to competitors that may have proportionately less debt;
•	limit the Company's ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and
•
cause the Company to incur higher interest expense in the event of increases in interest rates on its borrowings that have variable interest rates or if the Company were to refinance existing debt at higher interest rates.

Certain Noteholders may not be Eligible or Entitled to Hold the New Secured Term Loan

Certain Noteholders may not be eligible or entitled to hold the New Secured Term Loans based on rules applicable to them pursuant to their constating documents or other applicable rules. Noteholders that are not able to participate as lender under the New Secured Term Loan based upon their constating documents or for any other reason will not be eligible to receive alternate consideration, and may therefore be required to dispose of their Notes prior to the implementation of the Recapitalization. There is no guarantee that the proceeds of any such disposition would be equal to the principal amount of the interest in the New Secured Term Loan being sold.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed below and elsewhere in this Circular, including with respect to the interest of the Supporting Parties in the Recapitalization in their capacity as Shareholders and Noteholders and pursuant to the Recapitalization Support Agreement, management of the Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, any Person beneficially owning, directly or indirectly, more than 10% of the Company's voting securities, or any associate or affiliate of any informed person, in any transaction, within the last financial year or proposed transaction (including the Recapitalization), which has materially affected or would materially affect Catalyst or any of its Subsidiaries.

In September 2016, Catalyst offered a one-time compensation award (the "Deal Completion Award") to certain executive and non-executive officers of Catalyst in the event the Company completes certain transactions, which include the Recapitalization. The Deal Completion Award will vest upon successful completion of the Recapitalization, with 50% of the Deal Completion Award vesting and becoming payable on Effective Date of the Recapitalization, and the remaining 50% of the Deal Completion Award vesting and becoming payable on July 1, 2017, provided that any officer of Catalyst eligible for the Deal Completion Award is employed by Catalyst at the time of vesting.

If the Recapitalization does not complete, the Deal Completion Award will not vest in accordance with its terms and such officers of Catalyst will not be eligible for compensation under the Deal Completion Award in connection with the Recapitalization.

The following table sets out the names of the officers of Catalyst eligible for the Deal Completion Award, pursuant to which Catalyst expects to pay up to approximately $1,291,390 in compensation to such officers as a result of, and subject to, completion of the Recapitalization (based on the US dollar to Canadian dollar exchange rate on November 30, 2016).

Name of Officer	Position
Joe Nemeth	Chief Executive Officer
Greg Maule	VP, Manufacturing Operations
Len Posyniak	Senior VP, Human Resources and Corporate Services
Sean Curran	Senior VP, Sales and Marketing
Stew Gibson	VP, Sourcing and Technical Services
Pat Sakai	Treasurer and Director of Taxation
Gerrie Kotze	VP, Finance
James Isaac	Corporate Legal Counsel
.
AUDITORS
Catalyst's auditors are KPMG LLP, Chartered Professional Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4.

AVAILABLE INFORMATION
Additional information relating to Catalyst is available on SEDAR at www.sedar.com. Financial information is provided in Catalyst's financial statements and management's discussion and analysis for Catalyst's most recently completed financial year. Catalyst will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:
(a)
Catalyst's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)
the comparative financial statements of Catalyst filed with the applicable securities regulatory authorities for Catalyst's most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis and any interim financial statements of Catalyst filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)
the management information circular of Catalyst filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of Catalyst which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary (604 247-4400), free of charge to security holders of Catalyst. Catalyst may require the payment of a reasonable charge by any person or company who is not a security holder of Catalyst, and who requests a copy of such document.
LEGAL MATTERS
Certain legal matters relating to the Recapitalization will be reviewed on behalf of Catalyst by Stikeman Elliott LLP and Lawson Lundell LLP with respect to Canadian law and Sidley Austin LLP and Skadden Arps Slate Meagher & Flom LLP with respect to certain matters of US law. As of the date hereof, the partners and associates of Stikeman Elliott LLP, Lawson Lundell LLP, Sidley Austin LLP and Skadden Arps Slate Meagher & Flom LLP, each as a group, beneficially owned, directly or indirectly, less than 1% of the issued Common Shares.

APPROVAL OF THE BOARD OF DIRECTORS
The contents and the distribution of this Circular have been unanimously approved by the Board.
DATED at Vancouver, British Columbia, this 14th day of December, 2016.

 BY ORDER OF THE BOARD OF DIRECTORS
"James Isaac"
James Isaac
 Corporate Legal Counsel and Corporate Secretary

CONSENT OF PwC
To: The Board of Directors of Catalyst Paper Corporation

We refer to the written Pricewaterhouse Coopers LLP Report dated December 13, 2016, which contains our Formal Valuation and Fairness Opinions (the "Formal Valuation and Fairness Opinions"), prepared for the board (the "Board") of directors of Catalyst Paper Corporation ("Catalyst"), in connection with the Recapitalization (as defined in Catalyst's management information circular dated December 14, 2016 (the "Circular")).

We consent to the filing of the Formal Valuation and Fairness Opinions with the securities regulatory authority and the inclusion of the Formal Valuation and Fairness Opinions and the use of the Formal Valuation and Fairness Opinions and of our firm name in this Circular. In providing such consent, we do not intend that any person other than the Board shall rely upon the Formal Valuation and Fairness Opinions.

(signed) "Pricewaterhouse Coopers LLP"

Vancouver, British Columbia
December 14, 2016

APPENDIX A
 RESOLUTIONS OF SHAREHOLDERS

Shareholder Resolution

"BE IT RESOLVED, as a special resolution, that:

1.
an arrangement (as the same may be, or may have been, amended, modified or supplemented, the "Arrangement") pursuant to Section 192 of the Canada Business Corporations Act ("CBCA") of Catalyst Paper Corporation ("Catalyst" or the "Corporation"), as more particularly described in the management information circular dated December 14, 2016 of the Corporation (the "Information Circular") and as set forth in the Plan of Arrangement included as Appendix D to the Information Circular (the "Plan of Arrangement"), be and is hereby authorized, approved and adopted.

2.
the Arrangement Agreement (as the same may be, or may have been, amended, modified or supplemented, the "Arrangement Agreement") dated effective December 14, 2016 and included as Appendix C of the Information Circular, is hereby authorized and approved and the actions of the directors of Catalyst in approving the Arrangement and the Arrangement Agreement and the actions of the directors of Catalyst in executing and delivering the Arrangement Agreement and causing the performance by Catalyst of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

3.
notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Supreme Court of British Columbia, the board of directors of Catalyst, without further notice to, or approval of, the securityholders of Catalyst, are hereby authorized and empowered to (i) amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

4.
in connection with the Arrangement, the issuance to holders of PIK Toggle Senior Secured Notes due 2017 of their pro rata share of: (i) a new secured term loan in the principal amount of US$135 million (plus accrued and unpaid interest on the Notes from November 1, 2016 to but excluding the effective date of the Arrangement, as described in the Information Circular) maturing five years from the effective date of the Arrangement and carrying interest at a rate of 12% per annum, and having the other terms and conditions described in the Information Circular; and (ii) Common shares in the capital of the Corporation (the "Common Shares") representing approximately 95% of the outstanding Common Shares after giving effect to such issuance under the Arrangement, be and is hereby approved.

5.
any one director or officer of Catalyst be and is hereby authorized and directed, for and on behalf of Catalyst (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

6.	notwithstanding the foregoing, the directors of Catalyst are hereby authorized, without further approval or notice to the shareholders of Catalyst, to revoke this special resolution."

Privatization Transaction Resolution

"BE IT RESOLVED, as a special resolution, that:

1.
the purchase for cancellation of the existing Common Shares of the Corporation, other than the Common Shares held by certain funds and entities managed or controlled by each of Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds (the "Supporting Parties"), for a cash consideration of $0.50 per share (the "Privatization Transaction"), and the cancellation of such Common Shares by Catalyst, as more particularly described in the management information circular dated December 14, 2016 of the Corporation (the "Information Circular") and as set forth in the Plan of Arrangement included as Appendix D to the Information Circular (the "Plan of Arrangement"), be and is hereby authorized and approved.

2.
the Privatization Transaction shall be subject to the following conditions, each of which may be waived by the board of directors of the Corporation in its discretion: (i) receipt of the appropriate consents of the lenders to Catalyst, (ii) receipt of discretionary exemptive relief orders from the Canadian securities regulatory authorities pursuant to which Catalyst shall cease to be a "reporting issuer" under applicable Canadian securities laws following the completion of the Privatization, and (iii) such other conditions as are stated in the Plan of Arrangement.

3.
any director or officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

4.	notwithstanding the foregoing, the directors of Catalyst are hereby authorized, without further approval or notice to the shareholders of Catalyst, to revoke this special resolution."

A-1

APPENDIX B
 RESOLUTIONS OF NOTEHOLDERS

Noteholder Resolution

"BE IT RESOLVED, as a special resolution, that:

1.
an arrangement (as the same may be, or may have been, amended, modified or supplemented, the "Arrangement") pursuant to Section 192 of the Canada Business Corporations Act ("CBCA") of Catalyst Paper Corporation ("Catalyst" or the "Corporation"), as more particularly described in the management information circular dated December 14, 2016 of the Corporation (the "Information Circular") and as set forth in the Plan of Arrangement included as Appendix D to the Information Circular (the "Plan of Arrangement"), be and is hereby authorized, approved and adopted.

2.
the Arrangement Agreement (as the same may be, or may have been, amended, modified or supplemented, the "Arrangement Agreement") dated effective December 14, 2016 and included as Appendix C of the Information Circular, is hereby authorized and approved and the actions of the directors of Catalyst in approving the Arrangement and the Arrangement Agreement and the actions of the directors of Catalyst in executing and delivering the Arrangement Agreement and causing the performance by Catalyst of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

3.
notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Supreme Court of British Columbia, the board of directors of Catalyst, without further notice to, or approval of, the securityholders of Catalyst, are hereby authorized and empowered to (i) amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Plan of Arrangement and (ii) subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

4.
any one director or officer of Catalyst be and is hereby authorized and directed, for and on behalf of Catalyst (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

5.	notwithstanding the foregoing, the directors of Catalyst are hereby authorized, without further approval or notice to the noteholders of Catalyst, to revoke this special resolution."

B-1

APPENDIX C
 ARRANGEMENT AGREEMENT

C-1

APPENDIX D
 PLAN OF ARRANGMENT

D-1

APPENDIX E
 INTERIM ORDER AND NOTICE OF HEARING OF PETITION

E-1

APPENDIX F
 PwC REPORT

F-1

APPENDIX G
 SECTION 190 OF THE CBCA

190. (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.
(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.
(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)	the shareholder's name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.
(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
(9) Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.
(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
(19) Parties - On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
(20) Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(22) Final order- The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.